5/20


03050637

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Herdez

*CURRENT ADDRESS

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3818 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL (OTHER)*	☐
DEF 14A	*(PROXY)*	☐		

OICF/BY: dlw

DATE : 5/21/03

82-3818

03 MAY 20 AM 7:21

ARIS
12-31-02

GRUPO HERDEZ, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

GRUPO HERDEZ, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

INDEX

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers, S.C.
Autopista México-Querétaro 3069 - C
Piso 2 y 3 Col. San Andrés Atenco
54030 Tlalnepantla, Estado de México
Teléfono (55) 1940 2500
Fax (55) 1940 2513

REPORT OF INDEPENDENT ACCOUNTANTS
(Translation from the original issued in Spanish)

Tlalnepantla, Mex., February 6, 2003

To the Stockholders of
Grupo Herdez, S. A. de C. V.

We have examined the consolidated and individual balance sheets of Grupo Herdez, S. A. de C. V. and subsidiaries and of Grupo Herdez, S. A. de C. V. (as an individual legal entity) as of December 31, 2002 and 2001, and the related consolidated and individual statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated and individual financial statements present fairly, in all material respects, the financial position of Grupo Herdez, S. A. de C. V. and subsidiaries and of Grupo Herdez, S. A. de C. V. (as an individual legal entity) at December 31, 2002 and 2001, and the consolidated and individual results of their operations, the changes in their stockholders' equity and in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

Luis A. Martínez Gómez

FRANCISCO JAVIER SONI O.
CONTADOR PUBLICO

MARIANO ESCOBEDO 573
11580 MEXICO, D. F.

TELS. 5203-1803
5263-6000

STATUTORY AUDITORS' REPORT
(Translation from the original issued in Spanish)

Mexico City, February 6, 2003

To the Stockholders of
Grupo Herdez, S. A. de C. V.

In our capacity as Statutory Auditor, in compliance with article 166 of the Corporations Law and the company's bylaws, we hereby submit our report on the veracity, sufficiency and reasonability of the financial information presented to you by the Board of Directors concerning the company's business for the year ended December 31, 2002.

We have attended the shareholders' and Board of Director's meetings to which we have been summoned and we have obtained from the directors and administrators all the information on operations, documentation and records we considered it necessary to examine. Our review was carried out in accordance with generally accepted auditing standards.

In our opinion, the accounting and reporting policies and procedures followed by the company and considered by management in preparing the financial information to be submitted to the stockholders are adequate and sufficient and were applied on a basis consistent with that of the preceding year. Therefore, said information accurately, reasonably and sufficiently reflects the financial situation of Grupo Herdez, S. A. de C. V. at December 31, 2002, the results of its operations and the changes in its stockholders' equity and in its financial position for the year ended on that date, in conformity with generally accepted accounting principles.

Javier Soní Ocampo
Statutory auditor

José Manuel Rincón Gallardo
Statutory auditor

GRUPO HERDEZ, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

Thousands of Mexican pesos
(Note 1)

Assets	December 31, 2002	December 31, 2001
CURRENT:		
Cash and marketable securities	Ps 152,684	Ps 47,312
Customers	720,305	749,665
Other accounts receivable	109,948	140,409
Value added tax and income tax recoverable	198,251	181,247
Related parties (Note 3)	13,431	51,441
	1,041,935	1,122,762
Inventories (Note 4)	850,488	803,511
Prepaid expenses	210,462	87,264
Total current assets	2,255,569	2,060,849
PROPERTY, PLANT AND EQUIPMENT - Net (Note 5)	1,734,167	1,757,533
INVESTMENT IN ASSOCIATED COMPANIES (Note 6)	48,370	43,362
OTHER ASSETS	258,567	114,130
GOODWILL (Note 6)	254,622	254,622
ACCUMULATED AMORTIZATION	(179,191)	(165,633)
	75,431	88,989
	Ps4,372,104	Ps4,064,863

Liabilities and Stockholders' Equity	December 31, 2002	December 31, 2001
SHORT-TERM LIABILITIES:		
Bank loans	Ps 335,438	Ps 500,662
Suppliers	298,048	303,424
Other accounts payable and accrued expenses	219,354	126,737
Income tax payable	1,486	13,394
Employees' statutory profit sharing payable	6,851	5,850
	861,177	950,067
Deferred income tax (Notes 1f. and 10)	398,993	426,978
LONG-TERM LIABILITIES:		
Bank loans (Note 7)	1,023,926	664,551
Accrued seniority premiums (Note 1g.)	15,687	17,451
	1,039,613	682,002
NEGATIVE GOODWILL (Note 6)		20,555
ACCUMULATED AMORTIZATION		(19,870)
		685
	2,299,783	2,059,732
STOCKHOLDERS' EQUITY (Note 9):		
Capital stock		
Nominal value	422,314	422,825
Restatement increment	356,677	356,648
	778,991	779,473
Retained earnings	2,467,837	2,398,906
Capital stock subscription premiums	181,034	181,034
Deficit in the restatement of capital	(1,865,199)	(1,786,149)
Accumulated deferred income tax effect (Note 1f.)	19,023	19,023
	802,695	812,814
MINORITY INTEREST	490,635	412,844
	2,072,321	2,005,131
COLLATERAL GRANTED (Note 11)		
	Ps4,372,104	Ps4,064,863

The accompanying eleven notes are an integral part of these financial statements.

GRUPO HERDEZ, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

Thousands of Mexican pesos
(Note 1)

	Year ended December 31,	
	2002	2001
Net sales	Ps 4,566,580	Ps 4,139,884
Other income	13,501	30,683
	4,580,081	4,170,567
Costs and expenses:		
Cost of sales	2,600,782	2,323,458
Selling expenses	647,102	566,205
Administrative expenses	228,552	251,996
Advertising expenses	583,994	531,503
Amortization of goodwill	14,605	16,936
Amortization of negative goodwill	(685)	(4,112)
	4,074,350	3,685,986
Operating income	505,731	484,581
Comprehensive financing cost:		
Interest paid - Net	114,161	123,200
Exchange loss (gain) - Net	43,627	(20,153)
Gain on net monetary position	(28,475)	(22,331)
	129,313	80,716
Income before income tax, equity in net income of associated companies and minority interest	376,418	403,865
Provisions for (Note 10):		
Income tax	95,037	142,814
Deferred income tax	1,354	2,314
	96,391	145,128
Employees' statutory profit sharing	6,610	5,573
	103,001	150,701
Income before equity in net income of associated companies and minority interest	273,417	253,164
Equity in net income of associated companies	4,839	3,695
Consolidated net income	278,256	256,859
Minority interest	136,204	117,959
Net income of majority shareholders	Ps 142,052	Ps 138,900
Net income per share (Note 11.)	Ps 0.337	Ps 0.329

The accompanying eleven notes are an integral part of these financial statements.

GRUPO HERDEZ, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED AND INDIVIDUAL STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE TWO YEARS ENDED DECEMBER 31, 2002 AND 2001

Thousands of Mexican pesos
(Note 1)

	Capital stock	Retained earnings	Capital stock subscription premiums	Deficit in the restatement of capital	Accumulated deferred income tax effect	Minority interest
Balances at January 1, 2001	Ps 781,521	Ps2,338,964	Ps 181,034	(Ps1,711,649)	Ps 19,023	Ps 449,237
Share reacquisition (Note 9)		(5,118)				
Capital reductions by share reacquisition (Note 9)	(2,048)	2,048				
Dividends paid (Note 9)		(75,888)				(152,309)
Comprehensive income 2001 (Note 1m.)		138,900		(74,500)		115,916
Balances at December 31, 2001	779,473	2,398,906	181,034	(1,786,149)	19,023	412,844
Capital stock increase in subsidiary						92,186
Share reacquisition (Note 9)		(2,217)				
Capital reductions by share reacquisition	(571)	571				
Placement of shares		379				
Capital increase resulting from the placement of shares	89	(89)				
Dividends paid (Note 8)		(71,765)				(146,694)
Comprehensive income 2002 (Note 1m.)		142,052		(79,050)		132,299
Balances at December 31, 2002	Ps 778,991	Ps2,467,837 (1)	Ps 181,034	(Ps1,865,199)	Ps 19,023	Ps 490,635

(1) Includes Ps70,070 and Ps63,258 of statutory legal reserve at December 31, 2002 and 2001.

The accompanying eleven notes are an integral part of these financial statements.

GRUPO HERDEZ, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

Thousands of Mexican pesos
(Note 1)

	Year ended December 31,	
Operation:	2002	2001
Net income	Ps 142,052	Ps 138,900
Charges (credits) to income not affecting resources:		
Minority interest in income for the year	136,204	117,959
Equity in net income of associated companies	(4,839)	(3,695)
Depreciation	102,334	91,951
Deferred income tax	1,354	2,314
Amortization of goodwill	14,605	16,936
Amortization of negative goodwill	(685)	(4,112)
Net change in inventories, other assets, accounts receivable and payable	(239,193)	(79,014)
Resources provided by operations	151,832	281,239
Financing:		
Increase of capital stock in subsidiary	92,186	
Dividends paid to minority interest	(146,694)	(152,309)
Dividends paid to stockholders majority	(71,765)	(75,888)
Bank loans received (paid) - Net	194,151	(12,644)
Resources provided by (used in) financing activities	67,878	(240,841)
Investment:		
Decrease of capital stock in affiliated	(4,013)	
Reacquisition of shares	(2,217)	(5,118)
Placement of shares	379	
Acquisition of fixed assets	(108,487)	(119,114)
Resources used in investment activities	(114,338)	(124,232)
Increase (decrease) in cash and marketable securities	105,372	(83,834)
Cash and marketable securities at beginning of year	47,312	131,146
Cash and marketable securities at end of year	Ps 152,684	Ps 47,312

The accompanying eleven notes are an integral part of these financial statements.

GRUPO HERDEZ, S. A. DE C. V.

BALANCE SHEET

Thousands of Mexican pesos
(Note 1)

Assets	December 31, 2002	December 31, 2001
CURRENT:		
Cash and marketable securities	Ps 736	Ps 381
Other accounts receivable	311	292
Related parties (Note 3)	19,435	7,392
Value added tax and income tax recoverable	4	2,628
Total current assets	20,486	10,693
MACHINERY AND EQUIPMENT - Net (Note 5)	10,377	12,423
INVESTMENT IN SUBSIDIARIES AND ASSOCIATED COMPANIES (Note 6)	1,606,339	1,583,723
GOODWILL (Note 6)	188,327	188,327
ACCUMULATED AMORTIZATION	(113,865)	(102,085)
	74,462	86,242
DEFERRED INCOME TAX (Notes 1f. and 10)	32,911	29,504
	Ps1,744,575	Ps1,722,585
Liabilities and Stockholders' Equity		
SHORT-TERM LIABILITIES:		
Bank loans	Ps 48,439	Ps 106,696
Income tax payable	1,088	1,960
Other accounts payable	13,362	20,957
Total short-term liabilities	62,889	129,613
LONG-TERM LIABILITIES:		
BANK LOANS (Note 7)	100,000	
NEGATIVE GOODWILL (Note 6)		20,555
ACCUMULATED AMORTIZATION		(19,870)
		685
STOCKHOLDERS' EQUITY (Note 9):		
Capital stock		
Nominal value	422,314	422,825
Restatement	356,677	356,648
	778,991	779,473
Retained earnings	2,467,837	2,398,906
Capital stock subscription premiums	181,034	181,034
Deficit in the restatement of capital	(1,865,199)	(1,786,149)
Accumulated deferred income tax effect (Note 1f. and 10)	19,023	19,023
	802,695	812,814
COLLATERAL GRANTED (Note 11)		
	Ps1,744,575	Ps1,722,585

The accompanying eleven notes are an integral part of these financial statements.

GRUPO HERDEZ, S. A. DE C. V.

STATEMENT OF INCOME

Thousands of Mexican pesos
(Note 1)

	Year ended December 31,	
	2002	2001
Equity in net income of subsidiaries	Ps 154,948	Ps 152,028
Other income	3,780	4,146
	158,728	156,174
Operating expenses:		
Administrative expenses	6,818	5,012
Amortization of goodwill	11,780	11,780
Amortization of negative goodwill	(685)	(4,112)
	17,913	12,680
Operating income	140,815	143,494
Comprehensive financing cost:		
Interest paid - Net	8,601	15,430
Exchange loss - Net	1,740	589
Gain on net monetary position	(8,170)	(7,872)
	2,171	8,147
Income before the following provision	138,644	135,347
Provision for deferred income tax (Note 10)	(3,408)	(3,553)
Net income	Ps 142,052	Ps 138,900
Net income per share	Ps 0.337	Ps 0.329

The accompanying eleven notes are an integral part of these financial statements.

GRUPO HERDEZ, S. A. DE C. V.

STATEMENT OF CHANGES IN FINANCIAL POSITION

Thousands of Mexican pesos
(Note 1)

	Year ended December 31,	
Operation:	2002	2001
Net income	Ps 142,052	Ps 138,900
(Credits) charges to income not affecting resources:		
Equity in net income of subsidiaries	(154,948)	(152,028)
Depreciation	2,046	2,046
Amortization of goodwill	11,780	11,780
Amortization of negative goodwill	(685)	(4,112)
Deferred tax	(3,408)	(3,553)
Net change in accounts receivable and payable	(20,551)	19,156
Resources (used in) provided by operations	(23,714)	12,189
Financing:		
Dividends received from subsidiaries	144,802	152,309
Dividends paid to stockholders	(71,765)	(75,888)
Loans received (paid) - Net	41,743	(83,418)
Resources provided by (used in) financing activities	114,780	(6,997)
Investment:		
Decrease of capital stock in associated companies	(88,873)	
Reacquisition of shares	(2,217)	(5,118)
Placement of shares	379	
Resources used in investment activities	(90,711)	(5,118)
Increase in cash and marketable securities	355	74
Cash and marketable securities at beginning of year	381	307
Cash and marketable securities at end of year	Ps 736	Ps 381

The accompanying eleven notes are an integral part of these financial statements.

Figures stated in thousands of Mexican pesos
of December 31, 2002 purchasing power

NOTE 1 - BASIS FOR CONSOLIDATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The main activities of the company are the establishment, organization, acquisition and promotion of all types of businesses and manufacturing concerns. The company has not employees. The consolidated financial statements include those of Grupo Herdez, S. A. de C. V. (Grupher) and the following subsidiaries:

Company	%	Activity
Herdez, S. A. de C. V. (Herdez)	100%	Manufacture, production, purchase and sale of canned foods and cosmetics, importation and exportation of goods and services, rendering of administrative, accounting, distribution and real estate services. Additionally, it is the majority shareholder of Arpons, S. A. de C. V. (Arpons) 100%, Herimex, S. A. de C. V. (Herimex) 51%, Herport, S. A. de C. V. (Herport) 50%, Hersail, S. A. de C. V. (Hersail) 50%, Grupo Inmobiliario (real state companies) 100% and Herdez Európa 60%.
Grupo Búfalo, S. A. de C. V. (Grupo Búfalo)	100%	Incorporation, organization, acquisition and promotion of all type of businesses and manufacturing concerns, as well as the purchase and sale of foodstuffs.
Yavaros Industrial, S. A. de C. V. (Yavaros)	100%	Fishing and marine trapping, gathering of agricultural products, industrialization, processing and marketing of marine and agricultural products.

Company	%	Activity
Alimentos Deshidratados del Bajío, S. A. de C. V. (ADB)	100%	Manufacturing, sale and distribution of onion, garlic, vegetable and dehydrated products and holds the 48% of Fórmula Alimenticia, S. A. de C. V.
Almacenadora Herpons, S. A. de C. V. (Almacenadora Herpons)	100%	Construction, acquisition and organization of offices and warehouses for the storage of all kind of goods.
Hersea, S. A. de C. V. (Hersea)	100%	Tuna fishing.
Miel Carlota, S. A. de C. V. (Miel Carlota)	95%	Purchase and sale of honey and related products.
Hormel Alimentos, S. A. de C. V. (Hormel Alimentos)	50%	Purchase, sale, production, distribution, importation and exportation of canned foods.
McCormick de México, S. A. de C. V. (McCormick)	50%	Production of canned foods.
Sociedad de Desarrollo Agrícola H. P., S. A. de C. V. (SDA)	50%	Agricultural, agribusiness and forestry.
Barilla México, S. A. de C. V.	50% (1)	Purchase, importation, sale and distribution of pasta.

(1) This company was acquired in January 2002 via the contribution of Ps58,874 and an additional contribution of Ps30,000 in November 2002.

The financial statements have been prepared by applying accounting principles generally accepted in Mexico, and include the following significant accounting policies:

a. The financial statements are stated in thousands of Mexican pesos (Ps) of constant purchasing power as of December 31, 2002.

b. All significant intercompany transactions are eliminated for consolidation purposes. The individual financial statements of Grupher as of December 31, 2002 and 2001 are included, in which the investment in subsidiaries (eliminated from consolidation against stockholders' equity of the subsidiaries) is valued by the equity method. Goodwill is amortized over 15 years, and the negative goodwill derived from the Yavaros acquisition was amortized in 5 years, concluding in December 31, 2002.

c. Marketable securities are stated at cost, which approximates market value.

d. Inventories are expressed at the last purchase price or production cost, which does not exceed market. Cost of sales is determined by the last-in first-out method.

e. Property, plant and equipment and the related accumulated depreciation are restated by applying the National Consumer Price Index (NCPI) in accordance with the Fifth Series of Amendments to Statement B-10 of the Mexican Institute of Public Accountants (MIPA).

   As from 2001, the company considered restating shipments coming in form abroad corresponding to Yavaros by applying the NCPI for the country of origin of the currency in which they were acquired, because the market value of those assets is more easily determined and complied with, given their characteristics.

f. Income tax is reported as per the provisions of Statement D-4, revised, "Accounting Treatment of Income Tax (IT), Asset Tax (AT) and Employees' Statutory Profit Sharing (ESPS) by the full-scope method of assets and liabilities. That method, in principle, records deferred IT on all differences between the book and tax values of assets and liabilities.

g. Seniority premiums to which employees are entitled upon termination of employment after 12 years of service, in accordance with the collective labor contract, are recognized as expenses for the year in which the corresponding services are rendered, through contributions to an irrevocable trust fund, based on actuarial studies.

   The aforementioned plans are calculated based on the projected unit credit method. Below is a summary of the main financial data for said plans at December 31, 2002 and 2001:

	December 31,	
	2002	2001
Projected benefit obligation	(Ps51,640)	(Ps46,833)
Plan assets at market value	9,511	5,826
Unamortized prior service cost	20,528	22,990
Unamortized variation in assumptions and actuarial adjustments	5,914	566
Projected net liability	(Ps15,687)	(Ps17,451)
Accumulated benefit obligation	(Ps40,556)	(Ps16,300)
Unamortized transition liability (asset)	Ps24,869	(Ps 1,150)
Net cost for the period	Ps 7,685	Ps 6,788

The transition liability (asset) is amortized by the straight-line method over the average remaining useful lives of the employees expected to receive the benefits approximately 16 years.

Other compensations based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, are charged to income in the year in which they become payable.

h. Transactions in foreign currency are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in such currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet dates, are charged or credited to income.

i. The gain or loss on net monetary position represents the effects of inflation, as measured in terms of the NCPI, on monthly net monetary assets and liabilities during the year.

j. The capital stock, subscription premiums and retained earnings represent the value of these items in purchasing power at the end of the year, as measured in terms of the NCPI.

The premium on share subscription represents the difference between the payment for subscribed shares and the nominal value of those shares.

k. The gain or loss from holding nonmonetary assets represents the amount by which the increase in the restated value of these assets, applying specific costs, exceeded or fell short of inflation, measured in terms of the NCPI.

l. Net income per share is determined based on the weighted average of shares in circulation in accordance with Statement B-14 issued by the MIPA.

m. Statement B-4, "Comprehensive Profit" went into effect as from January 1, 2001. This statement requires the different items comprising capital earned (lost) over the year to be shown in the statement of changes in stockholders' equity under the "comprehensive profit" caption.

Comprehensive income for the years ended December 31, 2002 and 2001, is analyzed as follows:

	December 31, 2002			
	Retained earnings	Deficit in the restatement of capital	Minority interest	Comprehensive income
Net income	Ps 142,052		Ps 136,204	Ps 278,256
Loss from holding nonmonetary assets		(Ps79,050)	(3,905)	(82,955)
	Ps 142,052	(Ps79,050)	Ps 132,299	Ps 195,301

	December 31, 2001			
	Retained earnings	Deficit in the restatement of capital	Minority interest	Comprehensive income
Net income	Ps 138,900		Ps 117,959	Ps 256,859
Loss from holding nonmonetary assets		(Ps74,500)	(2,043)	(76,543)
	Ps 138,900	(Ps74,500)	Ps 115,916	Ps 180,316

NOTE 2 - FOREIGN CURRENCY:

At December 31, 2002, the exchange rate was Ps10.44 to the US dollar (Ps9.17 at December 31, 2001). At February 6, 2003, date of issuance of the audited financial statements the exchange rate was Ps10.87.

The information which follows is expressed in thousands of US dollars, since this is the currency in which most of the company's and subsidiaries' foreign currency transactions are carried out.

At December 31, 2002 and 2001, the company and its subsidiaries had the following US dollar monetary assets and liabilities:

	Consolidated		Grupher	
	2002	2001	2002	2001
Assets	US 12,605	US 4,642	US 662	US 679
Liabilities	(34,159)	(47,238)	(1,000)	
Net short position	(US 21,554)	(US 42,596)	(US 338)	US 679

At December 31, 2002 and 2001, the company and its subsidiaries had the following position with respect to nonmonetary assets of foreign origin or whose replacement cost can be determined only in dollars:

	Consolidated		Grupher	
	2002	2001	2002	2001
Inventories	US 4,129	US 2,297		
Machinery and equipment	79,476	75,360	US1,938	US 1,938
	US83,605	US77,657	US1,938	US 1,938

Following is a summary of items exported and imported by the subsidiaries (excluding machinery and equipment for their own use), together with the related income and expenses, in dollars:

	Year ended December 31,	
	2002	2001
Exports of merchandise	US30,937	US27,420
Imports of finished goods	(5,725)	(6,573)
Technical services and royalties	(8,591)	(7,864)
Interest expenses	(3,150)	(5,617)
Royalty income	753	723
Net	US14,224	US 8,089

NOTE 3 - ANALYSIS OF BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

Following are shown the main balances and transactions with the parent company and subsidiaries at December 31, 2002 and 2001.

	Consolidated		Grupher	
	2002	2001	2002	2001
Accounts receivable (payable):				
Hechos con Amor, S. A. de C. V.	Ps13,247	Ps46,519	Ps22,817	Ps12,735
Créame, S. A. de C. V.	2,814	63		
Herdez Corporation	1,395	1,360		
Herimex Corporation		3,918		
Empresas H. P., S. A. de C. V.	139	2,836		
Yavaros			6,032	5,605
Herdez			(8,487)	(11,477)
Corporativo Cinco, S. A. de C. V.	(950)	(5,659)		
McCormick and Company, Inc.	(14,515)	(17,869)		
Herflot, S. A. de C. V.	1,251	(4,073)		
Herflot Tijuana, S. A. de C. V.	2,165	4,304		
Barilla Alimentare	(3,958)		506	
Others - Net	11,843	20,042	(1,433)	529
	Ps13,431	Ps51,441	Ps19,435	Ps 7,392

	Year ended December 31,			
	Consolidated		Grupher	
Transactions:	2002	2001	2002	2001
Sale (purchase) of fixed assets	Ps 963	(Ps 9,776)		
Interest gain	775	1,720	Ps 463	Ps 587
Interest expense	(6)		(6)	(217)
Service income	6,392	6,696	3,821	4,146
Rent expense	(41,574)	(40,718)		
Contract work income	3,402	4,146		
Administrative services	(111,030)	(104,599)		
Royalty		(52)		
Freight services	(18,357)	(15,579)		
Packaging services	(11,469)	(11,315)		
Purchase of labels	(70,962)	(53,465)		
	(Ps241,866)	(Ps222,942)		

At December 31, 2002 and 2001, the above mentioned totals represent 5% of overall income and overall assets.

NOTE 4 - ANALYSIS OF INVENTORIES:

	December 31,	
	2002	2001
Finished goods	Ps 419,392	Ps 336,647
Work in process	13,537	14,089
Raw and packaging materials	185,470	173,975
Inventory in the hands of consignee	210,953	252,575
Spare parts	21,136	26,225
	Ps 850,488	Ps 803,511

NOTE 5 - ANALYSIS OF PROPERTY, PLANT AND EQUIPMENT:

	Consolidated		Grupher	
	2002	2001	2002	2001
Buildings	Ps 526,404	Ps 466,603		
Machinery and equipment	1,527,135	1,567,559	Ps20,464	Ps20,464
Furniture and fixtures	55,932	52,874		
Transportation and stowing equipment	56,452	53,735		
Electronic equipment	43,955	39,182		
Beehives	3,764	3,975		
	2,213,642	2,183,928	20,464	20,464
Less - Accumulated depreciation	(959,542)	(893,131)	(10,087)	(8,041)
	1,254,100	1,290,797	10,377	12,423
Land	212,775	190,738		
Constructions in progress, machinery in transit and advances to suppliers	267,292	275,998		
	Ps 1,734,167	Ps 1,757,533	Ps10,377	Ps12,423

At December 31, 2002, three vessels are being leased under operating leasing agreements. Lease payments for the first two ships are US377,157 and US270,844 for the third one. Payments are made on a quarterly basis, maturing in May of 2007 and 2010, respectively.

NOTE 6 - INVESTMENT IN SUBSIDIARIES AND ASSOCIATED COMPANIES:

Company (1)	Equity	Total	Goodwill
Consolidated subsidiaries:			
Herdez	100%	Ps 751,341	
McCormick	50%	310,586	
Yavaros	100%	82,671	
Grupo Búfalo	100%	94,103	Ps 106,840
ADB	100%	36,588	14,177
Almacenadora Herpons	100%	48,007	21,141
Miel Carlota	95%	22,796	18,321
Hormel Alimentos	50%	51,469	486
Hersea	100%	41,734	
SDA	50%	424	
Barilla Mexico	50%	127,980	
Associated companies		38,640	27,362
		Ps 1,606,339	Ps188,327
Associated companies of the subsidiaries		Ps 9,730	Ps 66,295

(1) The financial statements of these companies have been examined by external auditors.

NOTE 7 - BANK LOANS:

Bank loans at December 31, 2002 are analyzed as follows:

Maturity	Average interest rate	Consolidated	Grupher
2004			
Mexican pesos	9.42%	Ps 150,000	
Dollars	5.0%	28,186	
2007			
Mexican pesos	9.62%	543,000	Ps 100,000
Dollars	4.10%	156,590	
2008			
Dollars	4.18	146,150	
Total long term loan		Ps 1,023,926	Ps 100,000

Some loan agreements contain certain obligations for one of the subsidiaries. At December 31, 2002, the subsidiary is in compliance with those covenants.

NOTE 8 - FINANCIAL INFORMATION BY SEGMENT:

Group management issues internal financial information that is used as a base for evaluations and decision-making. Below is the information on sales made abroad, by geographical segment:

	December 31,			
	2002		2001	
	Mexico	USA	Mexico	USA
Net sales	Ps 4,281	Ps 286	Ps 3,869	Ps 270
Operating income	475	17	452	2
Net income	134	8	138	1
Depreciation and amortization	109	7	97	7
EBITDA	584	24	549	9
Total assets	4,098	274	3,799	265
Total liabilities	2,156	144	1,925	134

NOTE 9 - STOCKHOLDERS' EQUITY:

At the General Ordinary Stockholders' meeting held on March 19, 2002, it was agreed to pay dividends amounting to Ps71,765 (Ps69,722 nominal value).

At the General Ordinary Stockholders' meeting held on April 19, 2001, it was agreed to pay dividends amounting to Ps75,888 (Ps69,932 nominal value).

Dividends arising from the after-tax earnings account (CUFIN) are free from IT, while the excess is subject to 34% on the result of multiplying the dividend paid by the factor of 1.5151. The respective tax is payable by the company, and may be credited against the company's income tax for the period in which the distribution is made, or in the following 10 periods.

In capital reductions, the excess of capital stock over capital contributions, the latter restated in accordance with the procedures specified in the IT Law, are accorded the same tax treatment as dividends.

Below are the nominal value and restatement increment of stockholders' equity components other than capital stock:

	Nominal value	Restatement increment
Retained earnings	Ps1,267,924	Ps1,199,913
Subscription premiums	Ps 43,572	Ps 137,462

During 2002 and 2001, the company repurchased 570,000 and 1,915,037 shares, respectively, of current shares which it had on the Mexican Stock Market for Ps2,217 (Ps2,216 nominal value) and Ps5,118 (Ps4,793 nominal value), respectively, which means that Ps571 (Ps570 nominal value) and Ps2,048 were reduced from the capital stock at December 2002 and 2001.

The capital stock subscribed and paid amounts to Ps422,314 plus a restatement increment of Ps356,667 to express it in Mexican pesos of purchasing power as of December 31, 2002, and is represented by 422,046,063 registered common shares with no par value.

NOTE 10 - INCOME TAX (IT), ASSET TAX (AT), EMPLOYEES' STATUTORY PROFIT SHARING (ESPS) AND TAX LOSS CARRYFORWARDS:

The company and its subsidiaries have been authorized by the Treasury Department to file consolidated IT and AT returns.

The IT and ESPS are not proportional to the results before these entries, due basically to permanent differences which mostly arise from recognition of the effects of inflation on different bases for accounting and tax purposes, nondeductible expenses and depreciation on revaluation values.

As a result to the amendments to the Income Tax Law in effect as from January 1, 2002, the IT rate (35%) will be reduced annually as from 2003 until it reaches the nominal rate of 32% in 2005.

At December 31, 2002 and 2001, the main temporary differences on which deferred income tax is recorded are as follows:

	2002		2001	
	Consolidated	Grupher	Consolidated	Grupher
Estimation for valuing assets and liabilities	Ps 32,908		(Ps 21,660)	
Inventories	(864,049)		(751,967)	
Fixed assets - Net	(639,406)	(Ps 5,615)	(694,673)	(Ps 6,625)
Advance expenses	(197,989)		(74,330)	
Excess in cost of shares	92,044	91,583	78,287	78,287
Royalties payable abroad	20,820		19,316	
Unamortized tax losses	265,877	5,285	288,523	10,788
Others			(423)	
	(1,289,795)	91,253	(1,156,927)	82,450
IT rate	34%	34%	35%	35%
	(438,530)	31,026	(404,924)	28,857
Recoverable AT	43,915	1,885	3,296	647
Deferred tax	(394,615)	32,911	(401,628)	29,504
Deferred tax arising from reinvested tax profit	(4,378)		(25,350)	
Total deferred taxes	(Ps 398,993)	Ps 32,911	(Ps 426,978)	Ps29,504

The company determined tax losses of Ps5,285 and Ps10,705, respectively, for the years ended December 31, 2002 and 2001.

The company incurred in individual AT of Ps1,885 in the year ended December 31, 2002.

NOTE 11 - COLLATERAL GRANTED:

At December 31, 2002 and 2001, Grupher and a subsidiary are guaranteeing bank loans of certain subsidiary and affiliated companies amounting to Ps1,248,924 and Ps1,165,040, respectively.


03 MAY 20 AM 7:21
annual report 2002
preparing something tasty
HERDEZ
GRUPO HERDEZ

Vision

To be a group that endures the pass of time by generating profits and increasing market share, through the trust placed in the ability of its people and the capacity of its organization.

Mission

To serve for the benefit of Grupo Herdez, shareholders, and society, by searching for the perfection that manages to globally expand each one of our brands and products' leading position, so as to always earn a profit in every transaction.

Index

Relevant Financial Information

Expressed in thousands of constant pesos as of December 31st, 2002

Grupo Herdez	2002	2001	2000
Sales in number of cases	37,566	26,232	25,222
Increase vs. previous year	43.21%	4.00%	2.41%
Net Sales	4,566,580	4,139,884	4,308,793
Increase vs. previous year	10.31%	-3.92%	-0.89%
Cost of Sales	2,600,782	2,323,458	2,412,215
As a percentage of sales	56.95%	56.12%	55.98%
Gross Income	1,965,798	1,816,426	1,896,578
As a percentage of sales	43.05%	43.88%	44.02%
Operating Expenses	1,473,568	1,362,528	1,313,628
As a percentage of sales	32.27%	32.91%	30.49%
Operating Income	492,230	453,898	582,950
Operating Margin	10.78%	10.96%	13.53%
Increase vs. previous year	8.45%	-22.14%	12.10%
Earnings before taxes, dep. & amort. (EBITDA)	608,484	558,548	680,765
As a percentage of sales	13.32%	13.49%	15.80%
Integral Cost of Financing	129,313	80,716	111,312
Income before taxes & profit sharing	362,917	373,182	471,638
As a percentage of sales	7.95%	9.01%	10.95%
Consolidated Net Income	278,256	256,859	314,582
Consolidated Net Margin	6.09%	6.20%	7.30%
Net Income of Majority Shareholders	142,052	138,900	190,485
Net Margin	3.11%	3.40%	4.42%
Increase vs. previous year	2.27%	-27.08%	-1.80%
Permanent Investments	1,859,969	1,889,884	1,900,903
Total Assets	4,372,104	4,064,863	4,088,123
Total Liabilities	2,299,783	2,059,732	2,029,957
Bank Loans	1,359,364	1,165,213	1,177,878
Total Equity	2,072,321	2,005,131	2,058,166
Other Financial Information			
EBITDA/Net Interests (times)	5.30	4.53	4.33
Resources provided by (used in) operations	151,832	281,239	470,653
Resources provided by (used in) financing activities	67,878	-240,841	-86,082
Resources provided by (used in) investing activities	-114,338	-124,232	-209,574
Shares outstanding at end of period (millions)	422,046	422,556	424,471
Dividends per share	0.150	0.165	0.165
EPS	0.34	0.33	0.45



Sales mix in cases

percentage


55%
41%
15%
10%
12%
8%
7% 6%
26%
1% 1%
10% 8%
01 02
Sauces and dressings
Juices, fruits and desserts
Vegetables
Meats and Seafood
Pastas
Others
Exports

Sales mix in pesos

percentage


55%
50%
12% 11%
13% 10%
11% 11%
8%
2% 2%
7% 7%
01 02
Sauces and dressings
Juices, fruits and desserts
Vegetables
Meats and Seafood
Pastas
Others
Exports



Enrique Hernández-Pons Torres

President and Chairman of the Board

Preparing the future



GRUPO
HERDEZ

In the year 2002, the disappointing performance exhibited by key economic indicators, in Mexico and around the world, caused a decline in the rate of consumption.

In spite of a business climate that remained unrelentingly difficult, in our country and abroad, Grupo Herdez continued to implement its expansion plans and strategies. The association with Barilla, in the pastas market, propelled us to achieve the largest sales increase in the history of the Grupo. Net sales during the year 2002 reached 4,567 million pesos, for an increase of 10% in real terms, compared to the year 2001, while in terms of cases sold, sales increased by more than 43%, from 26.2 million to 37.5 million cases sold.

Excluding Barilla, total sales as measured by the number of cases sold, rose by 6%, twice the amount achieved in the last two years. This increase reflected favorable results achieved by the seafood line, and the new presentations of mayonnaise, chicken bouillon, and teas, among others.

Operating income grew 8.4% in real terms, increasing from $454 million to $492 million pesos, while the operating margin declined slightly, due to higher costs paid for raw and packaging materials, as well as higher distribution costs resulting from the increase in cases sold. On the other hand, operating expenses, amounting to 32.3% of sales, declined by 0.6 percentage points, compared to 32.9% in the year 2001.

Operating cash flow (EBITDA) increased by $50 million pesos, from $559 million to $609 million pesos, for an increase of 9% in real terms.

Net income of $142 million pesos, increased by $3 million pesos, in spite of a foreign exchange loss totaling $43 million pesos.

We restructured our bank debt, reducing our short- term debt to 25% of total debt, versus 43% in the previous year, and the dollar denominated debt to 25% of total debt, compared to 39% at the closing of the year 2001.

The Grupo's new organizational structure, consisting of business units, continues to operate and perform with increasing efficiency, focusing on the expansion of our leadership and profitability.

We trust our productivity and constant improvement programs will enable us to offset the higher costs observed in some raw and packaging materials.

Based on our expectations for a prosperous future with consistent growth, we, at Grupo Herdez, are making preparations. For example, during the month of July 2002, we acquired an industrial complex in the city of San Luis Potosí, which included approximately 20 thousand square meters of already built facilities, and 183 thousand square meters of land. This location will house the facilities of the new industrial complex "Duque de Herdez", which will include the following installations:

- The plant, Barilla México S.A. de C.V., for the manufacture and production of pastas under the Barilla, Yemina, and Vesta brands.
- A new manufacturing plant for the McCormick de México products, as we aim to increase production capacity.
- A new Macro Distribution Center of over 20 thousand square meters, to improve the level of service to our customers, particularly those located in the center and north of the country.
- A new Research and Development Center, and a new Training Center.



Total Sales
4,309
4,140
4,567
25.2
26.2
37.5
00
01
02
million pesos
millions of cases

The investment in this industrial complex is expected to surpass $35 million dollars for a period of approximately 3 years, all of which will be provided by Grupo Herdez in conjunction with its partners.

On May 22, 2002, Grupo Herdez and Nacional Financiera came to an agreement known as "Cadenas Productivas" (Productive Chains). Through this agreement, a significant number of the Grupo's suppliers will be able to discount their trade receivables electronically, thereby providing them with an efficient system of financing at competitive rates. This system will also enable us to ensure the supply of some of our raw materials.

Mindful of our position as a global and proudly Mexican company, and consistent with our long-term vision, Herdez continues opening new markets, both at home and abroad. Proof of our commitment to this vision was the introduction, in Great Britain, of our new "Doña María" products under the "Mex Mex" concept, the introductions of new home style sauce presentations for the domestic market and "Almejito", a clam juice with tomato, the introduction of individual fruit portions in syrup, and the fruit drink "Festín" for children, among others.

Given the significant challenges and opportunities the year 2003 brings, we intend to maintain our growth through the consolidation of our present product lines, continuous product innovation, with a particular emphasis on research and development, the expansion of our markets, internal and external, and most definitely by pursuing greater operating efficiencies and excellence in service.

As always, our sincere gratitude to our staff for their effort and dedication; to our shareholders, clients, and suppliers, our thanks for their support; and to our partners McCormick, Hormel, and Barilla, our profound appreciation for their trust.



Exports
million pesos
222.3
270.2
305.7
00
01
02

TODAY, TOMORROW AND ALWAYS
WITH ALL CONFIDENCE IS...HERDEZ.

Enrique Hernández-Pons T.
President

Preparing high growth

In the year 2002, total sales for the Associated Companies, including exports, increased 78.3% in cases and 18.4% in value.

During the year, we consolidated our strategic association with Barilla Alimentare S.p.A., a world leader company in the production of pastas and, as Grupo Herdez, known for its high quality products. In addition, we acquired the Yemina and Vesta pasta brands, both of which command a strong presence in the domestic market. Through this purchase, we opened a new window for future growth, and facilitated access to consumers that traditionally had not been reached.

We acquired a track of land in San Luis Potosi, where the industrial complex "Duque de Herdez" will be built. Plans for this complex include the construction of the Barilla plant, which will become the supplier for our three pasta brands and sauces. In addition, in an effort to increase installed capacity and efficiency, all of McCormick's production lines, currently located at a plant in the same city, will be relocated to a new McCormick plant to be built at this complex.

The table on the next page shows the brands and product lines managed by the Associated Companies. Based on independent market studies, many of these products are leaders, occupying the first and/or second place in the domestic market. The table also summarizes the product introductions realized during 2002, such as the mayonnaise with Chilpotles and the Dijon mustard, which achieved very favorable results in sales participation for the same year. Hormel contributed with a variety of food products designed to offer the consumer alternative options that are convenient and practical. Similarly, Kikkoman presented new dressings with different flavors, while Solo and Solomate introduced a new line of diced bouillons.

We implemented extensive market research studies that will be used to design aggressive marketing campaigns, intended to differentiate our brands' and products' attributes. These campaigns will be carried out through



Alejandro Martínez-Gallardo
Executive Director,
Associated Companies



Ingredients:

- Successful strategic partnerships with international leading companies
- Investment of US $30 million in a new industrial complex in San Luis Potosi
- Introduction of new products and presentations
- Presence of McCormick products in the US and other markets

Preparation:

Take Grupo Herdez's experience and knowledge to form partnerships with other leading companies, add new product lines and presentations to attract more consumers, support with new production lines and increases in operating efficiency. Mix quality, consistency, price, confidence, variety, promotion, and publicity, to encourage purchase of your products. Strengthen brand image in order to increase consumer loyalty, while constantly refreshing and modernizing your product image based on your taste tests. Dispense yourself with leadership in all categories.





Distribution channels

The chart below shows the distribution channels used to reach our consumers.


3%
1%
3%
1%
53%
39%
Self-service
Wholesalers
Government supermarkets
Mom-and-pop stores
Exports
Other

	McCormick	Barilla, Yemina and Vesta	Hormel	Solo and Solomate	Kikkoman
Product Lines	Mayonnaise Dressings Marmalades Mustards Spices Teas	Pastas in a variety of presentations Pasta sauces	Spam Meat with potatoes Sausage Chili with meat Herdez meats Various	Chicken bouillon Chicken bouillon with tomato	Soy sauce
Market position(1)	Mayonnaise #1 Mustards #1 Marmalades #1 Species #1	Pastas #2	Canned meats #1	Granulated chicken bouillon #3	Soy sauce #2
New Products	Mayonnaise with chilpotle Dijon Mustard		Smoked spam Chili without beans Diced smoked spam Diced turkey Pasta with meat beef and chicken Meatloaf with chilpotle Deviled spam with chilpotle and jalapeño	Bouillon, diced line	Sweet and sour sauce Teriyaki baste and glaze sauce Teriyaki roasted garlic sauce

(1) Market position according to Grupo Herdez's estimates

various mediums such as national television and radio, billboards, and local cinema. In addition, in order to maintain an up-to-date knowledge base on our consumers' uses, habits, and customs, we performed focused studies in various cities to determine their preferences and needs in order to adjust our product lines to meet customers' expectations, and clearly highlight the differences. We implemented promotions, discounts, sales, and points of sales promotions, to encourage sales growth and support the leadership of our products.

Capital investments

Associated Companies realized important investments in 2002, reflecting mostly the Company's incursion into the pastas market – a new business line. The amount invested equaled $220 million pesos, amount used to acquire the Yemina and Vesta brands, including their equipment and inventory, to purchase the land in San Luis Potosi, and to begin the construction of the pasta plant. Additionally, resources were spent for the improvement of the production processes at the plants in Mexico City and San Luis Potosi.


McCORMICK
MAYONESA
ADEREZO CON CHILPOTLES




Festín
Festín
Festín

Iñigo Dávila Fernández
Executive Director
Herdez Companies

Preparing greater thrust

During 2002, total sales for the Herdez Companies, including exports, increased 4.6% in cases and declined 4.9% in value. Sales of juices, fruits and desserts, and vegetables dropped, reflecting a decline in consumption and price competition prevalent during the year.

In response to our customers' preferences and rising opportunities in new markets, we implemented the following:

- Introduced the Herdez traditional home-style sauces in glass bottles
- Penetrated the "ready to eat" food segment with the introduction of fruit cocktails and peaches in syrup, in individual servings
- Offered "Almejito", a product recently introduced, in glass bottles, in addition to the tetra pack and can presentations
- Redesigned the Doña Maria label in an effort to update its image

Introduced a new line of refreshing beverages under the Festín brand, targeting the children's market segment. This line is supported by a licensing agreement allowing the use of the Sesame Street characters, using a different and innovative packaging.

The table below shows the brands managed by the Herdez Companies, its corresponding line of products, the market positioning of the leading products, and the product introductions implemented in 2002.

	Herdez	Carlota	Doña María	Búfalo	Festín
Product Lines	Sauces Chilies Fruits Mushrooms Legumes Juices and nectars Vinegars	Honey Syrup Maple Syrup Corn syrup	Mole Beans Desserts Sauces	Sauces Olives Legumes	Juices Gelatins
Leadership position[1]	Canned sauces #1 Mushrooms #1 Legumes #1 Vegetable juice #1	Honey Syrup #1	Mole #1	Olives #2	
New products	Sauces in glass bottles Fruit cocktails and peaches in syrup in individual servings Almejito in glass bottles		Renewal of image on mole related products		Juices

(1) Market position according to Grupo Herdez's estimates

According to market research, our products were positioned as the first and/or second, with a market share well above our closest competitors.

We developed advertising campaigns for national television and radio, billboards, and regional cinema. We offered seasonal promotions and discounts, in response to the needs of our clients and consumers. We provided sponsorships designed to position our brands in the young market segment, as was the case with the race "Serial Cart", event that attracted a significant number of spectators in Monterrey and Mexico City, and was widely covered by a variety of media communication.

Capital investments

We realized investments for $76 million pesos for the benefit of the plants in Mexico City, Veracruz, and San Luis Potosi. These investments supported efficiency increases in the production and packaging lines, the installation of additional production lines for the new products under the Festin brand, as well as the maintenance and increase of installed capacity.


Distribution channels
The products marketed under the Herdez Companies' umbrella reach our consumers through the following distribution channels:
4%
6%
30%
23%
35%
2%
Self-service
Wholesalers
Government supermarkets
Mom-and-pop stores
Exports
Other

Ingredients:

- Excellent brand image and market leadership
- Variety of products and presentations
- Production capacity and sales distribution
- Strong institutional advertising image

Preparation:

Take the valuable brand image and strengthen its positioning and market leadership, through successful marketing campaigns, backed by product quality. Reduce costs and prices by planning strategic purchases, and by tapping the global markets, creating a diverse supply network. Promote your distribution channels, by developing strategies according to the customers' needs in their particular territories. Expand foreign market participation, where Mex-Mex food enjoys great preference, by offering a variety of products and presentations to reach new markets.


Luis Garcés Benito
Executive Director
Farming/Fishing

Preparing efficiency and new products

Total sales for Farming/Fishing, including exports, increased 26.2% in cases and 22.2% in value in 2002.

We have been consolidating the investments made in the last years. The benefits derived from these investments have been significant, including an important increase in installed capacity, an efficient infrastructure, and a fishing fleet that counts with the most advanced technology for a better performance of its activities, all of which guaranteed the supply of our sea products in 2002. In the same vein, we built an additional refrigeration chamber and integrated a remote can packaging plant in Chiapas, both of which are expected to contribute to a reduction in manufacturing costs.

The above translated into a gain of 3 percentage points in participation in the tuna market, positioning our brand among the top three most important tuna brands in the domestic market during 2002, while also achieving an important increase in the sales of sardines, both in the domestic and export markets.



Farming/Fishing Distribution Channels
The chart below shows the distribution channels used to reach our consumers.


6%
7%
4%
8%
30%
45%
Self-service
Wholesalers
Government supermarkets
Mom-and-pop stores
Exports
Other

During 2002, we installed equipment for the production of diced tomato bouillon, packaged in aseptic bags, used in the preparation of homemade sauces.

Capital investments

Important investments in this sector have been gradually consolidated, reducing the need for additional investments. In 2002, investments in this business unit totaled $5 million pesos, amount used to automate plant processes, integrate the new refrigeration chamber, install water treatment plants, and to improve various processes.



Herdez	Yavaros
Product lines	
Tuna in water and in oil Specialties	Sardines Tomato paste
Market leadership[1]	
Tuna #3	Yavaros Sardines #1
New Products	
	Diced tomato bouillon

(1) Market position according to Grupo Herdez's estimates

Ingredients:

- State of the art technology and excellent installations and infrastructure
- Self-sufficiency in processes and inputs
- Excellent quality vis-à-vis price

Preparation:

In order to penetrate new channels of distribution, develop new brands with competitive prices and excellent quality. Rely heavily on the most modern technology and readily available installed capacity, via the fishing vessels and production plants, to supply the growing domestic demand at competitive prices. Integrate your production processes to reduce manufacturing costs and improve profitability levels. Bring your products to new consumers abroad.



Preparing new markets beyond our frontiers



In spite of the economic difficulties and the uncertainty affecting all the world markets, we maintained our pace of growth.

We continued consolidating our image as a company that offers a wide variety of high quality products authentically Mexican, further differentiating our products from the competition by using the Mex-Mex concept.

In the year 2002, the United States of America maintained its position as our most important export market, receiving 88% of our exports, channeled through Herdez Corporation and McCormick Corporation. We refreshed our brands' image with new labels and presentations, and expanded our offerings with additional products.

Sales to Central America were similar to those in the previous year, with Guatemala and Costa Rica offering the most attractive growth potential.

In Europe, export sales in percentage terms were comparable to those in 2001. Products with the Doña María image were particularly salient in England and Spain.

In 2002, exports increased by 13.1% in pesos and 17.6% in volume.

Today our products have a presence in 24 countries in four continents.



Emilio Mahuad Gantus
Executive Director
of Foreign Markets.

Ingredients:

- Authentic Mexican food of prime quality
- Successful strategic alliances
- Advantageous distributions
- New markets
- Enhanced brand positioning

Preparation:

Together with your partners, Hormel and McCormick, establish close relationships with the most important supermarkets chains in the United States. Invite them to visit your offices and facilities, and to taste your products so that they, in turn, offer them to their Hispanic consumers, who crave the flavors of their native foods, as well as to their Anglo-Saxon consumers. Promote and advertise your brand at the points of sale and at world-class events. Position your products as fine quality Mex-Mex products, authentically Mexican, and through your distributors, meet your demand in Europe, Canada, South America, Australia, and New Zeala

Preparing greater presence in distribution channels


Roberto González Rosas
Excecutive Director
of Herdez Trading

During the year 2002, we restructured the sales department in order to optimize service to our customers and increase operating efficiency. This plan called for the further segmentation of the domestic market into a larger number of territories, each individually managed by sales executives with significant experience in their regions. This new sales organization enabled us to:

- Work jointly with the self-service chains in the management of product categories, in order to maximize satisfaction to our consumers and minimize costs along the distribution chain
- Attain greater closeness with our wholesale customers in order to bring them support and information about our products, the competition, and the market
- Make the distribution routes known as the "Cosacos Wagons", more efficient and productive. These routes service the mom-and-pop stores directly, providing them with responsive service while increasing profitability
- Sign an agreement with Nestle Waters France for the distribution of bottled Perrier, the worldwide-known mineral water, initially in the Southeast of Mexico. The distribution of this product will help us develop the institutional distribution channel, thereby reaching a greater number of potential customers

Distribution channels
The chart below shows Grupo Herdez's total sales by cases for the year 2002.

3%
1%
3%
1%
53%
39%
Self-service
Mom-and-pop stores
Wholesalers
Exports
Government supermarkets
Other





Ingredients:

- An experienced sales and marketing team
- A portfolio of leading products and brands
- A team with the latest technology
- Efficient customer service

Preparation:

With your sales team, directly reach more than 17,000 customers. Service them according to their needs and regional characteristics, and offer them a collection of products of excellent quality, supported with the latest information and distribution technology. Support your customers by providing optimum product display, in terms of shelf space and location, by organizing events at the point of sales, by motivating them through competitions, and by perfecting service to the consumer. Mix all of the above to increase sales and profitability.

Preparing changes to satisfy our consumers

The year 2002 was characterized by a decline in consumption, domestically and internationally, causing significant competition in this sector, which contributes a small percentage to Grupo Herdez's total sales.

We are in the process of implementing market studies that will ultimately guide a re-engineering effort, which will encompass image, presentations, and products. Through this effort, we intend to make our products more appealing in order to attract additional consumers.

Every product in this sector will go through important changes in formulas and packaging, while their style and image will be modified to make them more modern and attractive, as we carve new market niches with a naturist bend. Additionally, we will increase our promotional efforts at the point of sales, and through mass communication channels.

Lionel Camps Pérez
Executive Director
Hygiene and Personal Care

Soften	Tami	Pons
Product lines		
Creams	Soaps	Soaps
Nail polish remover	Toothpaste	
Deodorants	Mouthwash	
Makeup remover		
Soaps		

Soften BEAUTY CARE

Corporate Services

The new alliances and acquisitions realized during the year could not have been possible without the Grupo's solid and well-structured financial position. Our strategy is to continue to generate growth for Grupo Herdez while maintaining those characteristics. Through the implementation of the economic value system, we have defined performance measures that guide us to achieve greater profits, and make decisions consistent with the creation of shareholder value.

We continue to invest in the latest technology to improve logistics and line communication among our distribution centers, as we strive to provide optimal attention to the points of sales, support our field sales team, and expand the data base systems to include more historical data on line.

The incursion into the Pastas market, presented us with the opportunity to generate new jobs, particularly in the sales area. Grupo Herdez continues to be an important source of employment in the sector, reflecting the loyalty and camaraderie of its staff as the Company shares its operating culture of excellence, allowing it to maintain its leadership.

Héctor Hernández-Pons Torres
CEO and Director of Corporate Services
Alberto Dappen Guerrero
Director of IT
Pedro Gracia-Medrano
Director of Human Resources
Ernesto Ramos Ortíz
Executive Director of Administration and Finance

The fundamental ingredient in our recipes is

"The human touch"- our people's experience and dedication make possible the improvement of the Grupo's activities day after day

Also indispensable:

"Technological tools" - the most modern systems that facilitate and improve all the Grupo's activities.

All served in:

"Well served portions" - The management and finances, which provide us with the information needed for accurate decision-making

Seating at the table with a sense of social responsibility





We are aware of our responsibility to improve ourselves in conjunction with our community

Grupo Herdez believes in the great importance of social responsibility, upholding it as an essential component of its philosophy and ethic. We, at Grupo Herdez, define ourselves as a socially responsible company when we bring the best product quality at competitive prices; when we are mindful of the environment and the natural resources; when we generate jobs that are worthy and well paid; and when we support education and help the less fortunate sectors of the population.

Quality

As at the end of 2002, five of our manufacturing plants had obtained the ISO 9000 certification (Certification of quality processes and continuous improvement). We expect the others to obtain this certification in the short-term.

Environment and Natural Resources

Given the great importance the environment and the natural resources represent to the Grupo, they have become part of a sustainable development program. According to this program, all our fishing vessels respect the seasonal ban and have special nets for the capture of tuna, which allow the escape of dolphins and turtles without causing them any harm. In regards to the agricultural sector, the program prohibits the use of pesticides harmful to plants and animals.

In terms of our industrial facilities, seven of our plants have water treatment plants that meet the official water disposal requirements.

Labor Relations

The Grupo considers its unwavering attention to its relationship with employees a critical factor to its growth. In this fiscal year, as in the past, Grupo Herdez maintained a harmonious relationship with its workforce, and encouraged an environment of trust and open communication, two fundamental ingredients for the increase in its productivity.

Reflecting the acquisition of the new line of pastas, and the reorganization of Herdez Trading, the number of employees expanded to 5,750, for an increase of 6.4% versus the previous year.

Training is another key element to the Company's increase in productivity and as a result, the investment in training in the year 2002 totaled 60,000 man-hours, for an increase of 30% compared to fiscal year 2001. The attendance level was significant and in some cases, some of our employees attended more than two courses during the year. The training courses focused in the production, operating, and administration areas.

Herdez Foundation

The goal of the Herdez Foundation is to encourage research and the nutritional development of our country. As in previous years, the Herdez Foundation focused its efforts in the educational, scientific, technological, cultural, and social areas.

Educational, scientific, technological, and cultural arenas

We realized workshops, courses, and conferences for children and adults, to achieve a greater dispersion of the Mexican gastronomy, and continue to meet the social mission of preserving our rich gastronomic tradition.

The Library of the Mexican Gastronomy increased its collection by 25%, reaching 1,836 volumes thanks to donations and acquisitions, which included not only gastronomic, but also nutrition and health related themes. The library continues on its path to become one of the most important centers of gastronomic literature in the country, and welcomed 3,382 visitors in the year 2002.

We encouraged the realization of studies focused in the production of foods with high nutritional value, and the design of a project focused on the application of scientific discoveries to the nutritional arena, for the improvement of the population's nutrition.

During the year, the Gallery "Our Kitchen Duke of Herdez" welcomed 2,749 visitors among children, young adults, students of gastronomy and the general public. Additionally, the wing that houses the Pre-Hispanic Kitchen and the Viceroyalty Era was remodeled, with the support of the National Anthropology Museum and the Franz Mayer Museum.

Social Area

The Herdez Foundation, aware of the needs, poverty, and neglect affecting various population groups acted, as every year, on its commitment to support the populations most in need by providing food donations. The monthly donation and special assistance program provided 8,930 cases of food through 72 charitable institutions, and helped the populations affected by Hurricane Isidore, in the states of Yucatan and Campeche, through the delivery of 3,000 cases of food.


HERDEZ


Fundación
HERDEZ



Board of Directors

Members

Enrique Hernández-Pons Torres
President and Chairman of the Board,
Grupo Herdez, S.A. de C.V.
Member of the Board of Directors of Grupo Herdez since 1991
Patrimonial, Related

Héctor Hernández-Pons Torres
Vice President and Chief Executive Officer,
Grupo Herdez, S.A. de C.V.
Member of the Board of Directors of Grupo Herdez since 1991
Patrimonial, Related

José G. Aguilera Medrano
Counsel
Member of the Board of Directors of Grupo Herdez since 2002
Independent

Joáo Alves de Quiroz Filho
President, Monte Cristalina, S.A.
Member of the Board of Directors of Grupo Herdez since 2001
Independent

Carlos Autrey Maza
President of the Board of Directors,
Corporación Autrey, S.A. de C.V.
Member of the Board of Directors of Grupo Herdez since 1991
Independent

Enrique Castillo Sánchez Mejorada
President of the Board of Directors,
Ixe Grupo Financiero
Member of the Board of Directors of Grupo Herdez since 1991
Independent

Iñigo Dávila Fernández
Executive Director Herdez Companies,
Grupo Herdez, S.A. de C.V.
Member of the Board of Directors of Grupo Herdez since 2002
Related

Pedro Gracia-Medrano Murrieta
Director of Human Resources,
Grupo Herdez, S.A. de C.V.
Member of the Board of Directors of Grupo Herdez since 1998
Related

Pablo Lezama Vélez
Director of Finance,
Grupo Herdez, S.A. de C.V.
Member of the Board of Directors of Grupo Herdez since 2002
Related

Esteban Malpica Fomperosa
Counsel
Member of the Board of Directors of Grupo Herdez since 2001
Independent

Alejandro Martínez-Gallardo de Portualés
Executive Director Associated Companies
Grupo Herdez, S.A. de C.V.
Member of the Board of Directors of Grupo Herdez since 2001
Related

Juan G. Mijares Dávalos
Mijares, Angoitia, Cortés y Fuentes, S.C.
Member of the Board of Directors of Grupo Herdez since 1991
Independent

Luis Nieto Martínez
Director Counsel
Grupo Herdez, S.A. de C.V.
Member of the Board of Directors of Grupo Herdez since 1991
Related

Fernando Ramos González de Castilla
Vice-President, GBM Grupo Bursátil Mexicano, S.A. de C.V.
Member of the Board of Directors of Grupo Herdez since 2002
Independent

Ernesto Ramos Ortíz
Executive Director, Administration and Finance,
Grupo Herdez, S.A. de C.V.
Member of the Board of Directors of Grupo Herdez since 1996
Related

Olympia Torres de Hernández-Pons
Counsel
Member of the Board of Directors of Grupo Herdez since 1991
Patrimonial, Related

Alternate Members

Raúl Peláez Cano
Koros Consultores, S.C.
Member of the Board of Directors of Grupo Herdez since 2002
Independent

Richard Andrew DePass
Citigroup Venture Capital
Member of the Board of Directors of Grupo Herdez since 2002
Independent

Julio Serrano Castro Espinosa
Director of Asset Management and Corporate Finance
GBM Grupo Bursátil Mexicano, S.A. de C.V.
Member of the Board of Directors of Grupo Herdez since 2002
Independent

Examiner

Francisco Javier Soní Ocampo
Partner, PricewaterhouseCoopers, S.C.
Member of the Board of Directors of Grupo Herdez since 1992
Independent

Alternate Examiner

José Alfredo Hernández Linares
Partner, PricewaterhouseCoopers, S.C.
Member of the Board of Directors of Grupo Herdez since 2002
Independent

Statutory Examiner

José Manuel Rincón Gallardo
CEO of Palmas Rent, S.A. de C.V.
Member of the Board of Directors of Grupo Herdez since 2002
Independent

Alternate Statutory Examiner

Angel Reyes Arias
General Director of Auditing and Accounting Guidelines
GBM Grupo Bursátil Mexicano
Member of the Board of Directors of Grupo Herdez since 2002
Independent



Management Team

Lionel Camps Pérez
Executive Director, Hygiene and Personal Care

Alberto Dappen Guerrero
Director of Information Technology

Iñigo Dávila Fernández
Executive Director, Herdez Companies

Gerardo Canavati Miguel
Director of Financial Planning

Luis Garcés Benito
Executive Director, Farming/Fishing Companies

Jorge Gardner Gómez
Director of Operations Farming/Fishing Companies

Alberto Garza Cabañas
Director of Maketing, Herdez Companies

Pedro Gracia-Medrano Murrieta
Director of Human Resources

Roberto González Rosas
Executive Director, Herdez Trading

Héctor Lebrija Guiot
Director of Advertising and Communications

Pablo Lezama Vélez
Director of Finance

Alejandro Martínez-Gallardo de Pourtalés
Executive Director, Associated Companies

Luis Nieto Martínez
Director Counsel

Emilio Mahuad Gantus
Executive Director of Foreign Commerce

Jorge Obregón Parlange
Director of Logistics

Ernesto Ramos Ortíz
Executive Director of Administration and Finance

Rafael de Regil y Gómez Muriel
Director of Operations, Associated Companies

Juan Rodríguez del Collado
Director of Marketing, Associated Companies

Carlos T. Velásquez Osuna
Director of Operations, Herdez Companies

Committees' Members

Auditing Committee:

Enrique Castillo Sánchez Mejorada
President

Fernando Ramos González de Castilla

Juan G. Mijares Dávalos

Ernesto Ramos Ortíz

Review and Compensation Committee:

Carlos Autrey Maza
President

Pedro Gracia-Medrano Murrieta

Enrique Hernández-Pons Torres

Héctor Hernández-Pons Torres

Esteban Malpica Fomperosa

Finance and Planning Committee:

Ernesto Ramos Ortíz
President

José G. Aguilera Medrano

Enrique Castillo Sánchez Mejorada

Héctor Hernández-Pons Torres

Executive Committee:

Enrique Hernández-Pons Torres
President

José G. Aguilera Medrano

Pedro Gracia-Medrano Murrieta

Héctor Hernández-Pons Torres

Esteban Malpica Fomperosa

Alejandro Martínez Gallardo

Ernesto Ramos Ortíz

Management's Discussion and Analysis of Operating Results and Financial Position

The following analysis must be read in conjunction with the President's Letter to Shareholders, the Consolidated and Audited Financial Statements, as well as the accompanying notes, same that are part of this Annual Report. The amounts are expressed in thousands of constant pesos as of December 31, 2002, unless otherwise noted. Following is a comparative analysis of the fiscal years ending December 31, 2002 and 2001.

Net Sales

In the year 2002, we achieved the highest sales in the history of the Grupo, as we reported total sales of $4,566.5 million pesos for the year, for an increase of 10.3% versus the year 2001. Volume increased 43.2% from 26.2 million cases sold in 2001, to 37.5 million cases sold in 2002. This significant increase reflected the sales generated by the new pasta line, which began in February of the same year, as well as sales growth of 6.5% in our traditional product lines.

The Sauces and Dressings segment contributed to 50% of the total sales in the year 2002, achieving a sales increase of 5.6% in cases and 1.2% in pesos, in relation to the year 2001. This increase was achieved in spite of stable prices, and the promotions and discounts offered during the year, which ultimately helped us increase sales volume and maintain our leading market position.

The Juices, Fruits and Desserts and the Vegetables segments, showed negative changes of 1.8%, and 2.4% in cases, and of 2.0% and 12.2% in pesos respectively. During the year 2002, we continued to confront aggressive competition and weak consumption, which negatively impacted sales for some of the products that constitute these segments.

The Meats and Seafood segment managed to post important increases of 36.1% in cases and 12.3% in pesos, resulting from greater efficiencies obtained in the capture, processing and marketing of sardines and tuna at competitive prices, and representing 11% of the Grupo's total sales.

We achieved substantial synergies between the new pasta line, and the other segments that constitute our sales, resulting in a significant sales increase for the Grupo. Pasta sales in the year 2002 reached $386.5 million pesos, for 9.3 million cases, representing 8% of the total sales for the Company. Excellent product quality, combined with its growing presence and market positioning, bode well for this segment.

The Others segment, which includes the Hygiene and Personal Care products, represented 2% of sales for the Grupo in 2002, showing declines of 18.8% in cases and 4.6% in pesos.

During the year, exports showed significant growth, reporting increases of 17.6% in cases and 13.1% in pesos, and representing 7% of total sales. This performance was favorable considering the depressed economic conditions prevalent in our most important export markets, and was supported by improved distribution in the United States, and the sale of new products in the international markets.

Cost of Sales

Cost of sales in the year 2002 totaled $2,600.8 million pesos, an amount 11.9% higher than the amount reported in 2001. This increase reflected higher sales combined with increased price pressure in some of our raw materials, mostly soybean oil and steel.

Gross Profit

During the year, gross profit rose to $1,965.8 million pesos, for an increase of 8.2% versus the year 2001, and a gross margin of 43.0%.

Operating Expenses

Operating expenses in the year 2002 totaled $1,473.6 million pesos, for an increase of 8.1% with respect to the year 2001. Higher costs reflected the increase in distribution expenses incurred in connection with the pasta sales, and the promotions implemented during the year, particularly in the last quarter. Sales expanded at a higher rate than costs, which resulted in a drop in the ratio of costs to sales, from 32.9% in 2001, to 32.3% this year, indicating greater operating efficiency.

Operating Income and EBITDA

In 2002, operating income totaled $492.2 million pesos, which was 8.4% higher than the amount reported in the year 2001, for an operating margin of 10.8%, a percentage consistent with that of the year 2001. Additionally, we posted an increase in EBITDA of 8.9% with a margin of 13.3%, which is slightly lower than the previous year. Lower operating costs were not sufficient to offset the pressure in margins exerted by higher costs.


EBITDA/Net interests
(times)
5.3
4.5
01
02

Integral Cost of Financing

The integral cost of financing in the year 2002 was $129.3 million pesos, which compared to $80.7 million pesos reported in the year 2001, represented an increase of 60.2%. This was a result of the exchange loss reported in the year, as the peso depreciated against the dollar.

Tax Provision and Employees' Profit Sharing

The tax provision and the employees' profit sharing during the year totaled $103 million pesos, an amount 31.7% below the amount reported in 2001. This decline was the result of a smaller taxable base due to smaller profits.

Majority Shareholders Net Income

Net income in the year 2002 was $142.0 million pesos, for a 2.4% increase compared to 2001. Net profit was negatively impacted by the integral cost of financing, which reflected the effects of the peso depreciation. Net margin in 2002 was 3.1%, just below the 3.4% in 2001.


EBITDA
(thousands of pesos)
$558,548
$608,484
01
02

Changes in Financial Position

Cash flow generation

Net cash flow generated by operations in 2002 reached $151.8 million pesos, an amount 46.0% lower compared to the flows generated in 2001, reflecting an increase in working capital requirements.

Financing Operations

During the year, financing operations increased due to the acquisitions and investments implemented during the year. The capital derived from financing operations in 2002 totaled $67.9 million pesos.

Investments

During the year 2002, we realized various acquisitions and investments amounting to approximately $300 million pesos. This amount was applied in the following manner: purchase of the Yemina and Vesta brands in conjunction with their production equipment ($180 million pesos), the purchase of a tract of land ($70 million pesos) in San Luis Potosi, where an industrial complex for Barilla, McCormick, and


Short term liabilities with financial cost/total liabilities with financial cost
43%


24.7%
01
02

Herdez will be built, the construction of the Barilla plant in the complex above mentioned ($30 million pesos), and various other investments for the improvement of the production processes at the Yavaros, Veracruz, San Luis Potosi, and Mexico city plants ($20 million pesos).

The cash utilized in investment activities declined slightly versus the previous year, reflecting the sale and lease of our three tuna fishing vessels, for $200 million pesos.

Cost bearing liabilities

The Company's cost bearing rose 16.7% totaling $1,359.3 million pesos, resulting mainly from the financing requirements from the investment projects. The profile of the bank debt improved significantly, as the short-term debt represented 25% of the total debt, compared to 43% in the previous year, while the dollar denominated debt represented 25% of total debt, versus 43% a the end of 2001.


Short term liabilities/total liabilities
50%
40%
01
02

Report of Independent Accountants

(Translation from the original issued in Spanish)

Tlalnepantla, Mex., February 6, 2003

To the Stockholders of

Grupo Herdez, S. A. de C.V.

We have examined the consolidated and individual balance sheets of Grupo Herdez, S. A. de C.V. and subsidiaries and of Grupo Herdez, S. A. de C.V. (as an individual legal entity) as of December 31, 2002 and 2001, and the related consolidated and individual statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated and individual financial statements present fairly, in all material respects, the financial position of Grupo Herdez, S. A. de C.V. and subsidiaries and of Grupo Herdez, S. A. de C.V. (as an individual legal entity) at December 31, 2002 and 2001, and the consolidated and individual results of their operations, the changes in their stockholders' equity and in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

Luis A. Martínez Gómez

Statutory Auditors' Report

(Translation from the original issued in Spanish)

Mexico City, February 6, 2003

To the Stockholders of Grupo Herdez, S. A. de C.V.

In our capacity as Statutory Auditor, in compliance with article 166 of the Corporations Law and the company's bylaws, we hereby submit our report on the veracity, sufficiency and reasonability of the financial information presented to you by the Board of Directors concerning the company's business for the year ended December 31, 2002.

We have attended the shareholders' and Board of Director's meetings to which we have been summoned and we have obtained from the directors and administrators all the information on operations, documentation and records we considered it necessary to examine. Our review was carried out in accordance with generally accepted auditing standards.

In our opinion, the accounting and reporting policies and procedures followed by the company and considered by management in preparing the financial information to be submitted to the stockholders are adequate and sufficient and were applied on a basis consistent with that of the preceding year. Therefore, said information accurately, reasonably and sufficiently reflects the financial situation of Grupo Herdez, S. A. de C.V. at December 31, 2002, the results of its operations and the changes in its stockholders' equity and in its financial position for the year ended on that date, in conformity with generally accepted accounting principles.

Javier Soní Ocampo

Statutory auditor

José Manuel Rincón Gallardo

Statutory auditor

Consolidated Balance Sheet

GRUPO HERDEZ, S.A. DE C.V. AND SUBSIDIARIES

Thousands of Mexican pesos (Note 1)

Assets	December 31, 2002	2001
CURRENT:		
Cash and marketable securities	Ps 152,684	Ps 47,312
Customers	720,305	749,665
Other accounts receivable	109,948	140,409
Value added tax and income tax recoverable	198,251	181,247
Related parties (Note 3)	13,431	51,441
	1,041,935	1,122,762
Inventories (Note 4)	850,488	803,511
Prepaid expenses	210,462	87,264
Total current assets	2,255,569	2,060,849
PROPERTY, PLANT AND EQUIPMENT - Net (Note 5)	1,734,167	1,757,533
INVESTMENT IN ASSOCIATED COMPANIES (Note 6)	48,370	43,362
OTHER ASSETS	258,567	114,130
GOODWILL (Note 6)	254,622	254,622
ACCUMULATED AMORTIZATION	(179,191)	(165,633)
	75,431	88,989
	Ps4,372,104	Ps4,064,863

Liabilities and Stockholders' Equity	December 31, 2002	2001
SHORT-TERM LIABILITIES:		
Bank loans	Ps 335,438	Ps 500,662
Suppliers	298,048	303,424
Other accounts payable and accrued expenses	219,354	126,737
Income tax payable	1,486	13,394
Employees' statutory profit sharing payable	6,851	5,850
	861,177	950,067
Deferred income tax (Notes 1f. and 10)	398,993	426,978
LONG-TERM LIABILITIES:		
Bank loans (Note 7)	1,023,926	664,551
Accrued seniority premiums (Note 1g.)	15,687	17,451
	1,039,613	682,002
NEGATIVE GOODWILL (Note 6)		20,555
ACCUMULATED AMORTIZATION		(19,870)
		685
	2,299,783	2,059,732
STOCKHOLDERS' EQUITY (Note 9):		
Capital stock		
Nominal value	422,314	422,825
Restatement increment	356,677	356,648
	778,991	779,473
Retained earnings	2,467,837	2,398,906
Capital stock subscription premiums	181,034	181,034
Deficit in the restatement of capital	(1,865,199)	(1,786,149)
Accumulated deferred income tax effect (Note 1f.)	19,023	19,023
	802,695	812,814
MINORITY INTEREST	490,635	412,844
	2,072,321	2,005,131
COLLATERAL GRANTED (Note 11)		
	Ps4,372,104	Ps4,064,863

The accompanying eleven notes are an integral part of these financial statements.

Consolidated Statement of Income

GRUPO HERDEZ, S. A. DE C.V. AND SUBSIDIARIES

Thousands of Mexican pesos (Note 1)

	Year ended December 31,	
	2002	2001
Net sales	Ps 4,566,580	Ps 4,139,884
Other income	13,501	30,683
	4,580,081	4,170,567
Costs and expenses:		
Cost of sales	2,600,782	2,323,458
Selling expenses	647,102	566,205
Administrative expenses	228,552	251,996
Advertising expenses	583,994	531,503
Amortization of goodwill	14,605	16,936
Amortization of negative goodwill	(685)	(4,112)
	4,074,350	3,685,986
Operating income	505,731	484,581
Comprehensive financing cost:		
Interest paid - Net	114,161	123,200
Exchange loss (gain) - Net	43,627	(20,153)
Gain on net monetary position	(28,475)	(22,331)
	129,313	80,716
Income before income tax, equity in net income of associated companies and minority interest	376,418	403,865
Provisions for (Note 10):		
Income tax	95,037	142,814
Deferred income tax	1,354	2,314
	96,391	145,128
Employees' statutory profit sharing	6,610	5,573
	103,001	150,701
Income before equity in net income of associated companies and minority interest	273,417	253,164
Equity in net income of associated companies	4,839	3,695
Consolidated net income	278,256	256,859
Minority interest	136,204	117,959
Net income of majority shareholders	Ps 142,052	Ps 138,900
Net income per share (Note 11.)	Ps 0.337	Ps 0.329

The accompanying eleven notes are an integral part of these financial statements.

Consolidated and Individual Statement of Changes

in Stockholders' Equity for the two years ended December 31, 2002 and 2001

GRUPO HERDEZ, S.A. DE C.V. AND SUBSIDIARIES

Thousands of Mexican pesos (Note 1)

	Capital stock	Retained earnings	Capital stock subscription premiums	Deficit in the restatement of capital	Accumulated deferred income tax effect	Minority interest
Balances at January 1, 2001	Ps 781,521	Ps 2,338,964	Ps 181,034	(Ps 1,711,649)	Ps 19,023	Ps 449,237
Share reacquisition (Note 9)		(5,118)				
Capital reductions by share reacquisition (Note 9)	(2,048)	2,048				
Dividends paid (Note 9)		(75,888)				(152,309)
Comprehensive income 2001 (Note 1m.)		138,900		(74,500)		115,916
Balances at December 31, 2001	779,473	2,398,906	181,034	(1,786,149)	19,023	412,844
Capital stock increase in subsidiary						92,186
Share reacquisition (Note 9)		(2,217)				
Capital reductions by share reacquisition	(571)	571				
Placement of shares		379				
Capital increase resulting from the placement of shares	89	(89)				
Dividends paid (Note 8)		(71,765)				(146,694)
Comprehensive income 2002 (Note 1m.)		142,052		(79,050)		132,299
Balances at December 31, 2002	Ps 778,991	Ps 2,467,837[1]	Ps 181,034	(Ps 1,865,199)	Ps 19,023	Ps 490,635

[1] Includes Ps70,070 and Ps63,258 of statutory legal reserve at December 31, 2002 and 2001.

The accompanying eleven notes are an integral part of these financial statements.

Consolidated Statement of Changes

in financial position

GRUPO HERDEZ, S.A. DE C.V. AND SUBSIDIARIES

Thousands of Mexican pesos (Note 1)

	Year ended December 31,	
Operation:	**2002**	**2001**
Net income	Ps 142,052	Ps 138,900
Charges (credits) to income not affecting resources:		
Minority interest in income for the year	136,204	117,959
Equity in net income of associated companies	(4,839)	(3,695)
Depreciation	102,334	91,951
Deferred income tax	1,354	2,314
Amortization of goodwill	14,605	16,936
Amortization of negative goodwill	(685)	(4,112)
Net change in inventories, other assets, accounts receivable and payable	(239,193)	(79,014)
Resources provided by operations	151,832	281,239
Financing:		
Increase of capital stock in subsidiary	92,186	
Dividends paid to minority interest	(146,694)	(152,309)
Dividends paid to stockholders majority	(71,765)	(75,888)
Bank loans received (paid) - Net	194,151	(12,644)
Resources provided by (used in) financing activities	67,878	(240,841)
Investment:		
Decrease of capital stock in affiliated	(4,013)	
Reacquisition of shares	(2,217)	(5,118)
Placement of shares	379	
Acquisition of fixed assets	(108,487)	(119,114)
Resources used in investment activities	(114,338)	(124,232)
Increase (decrease) in cash and marketable securities	105,372	(83,834)
Cash and marketable securities at beginning of year	47,312	131,146
Cash and marketable securities at end of year	Ps 152,684	Ps 47,312

The accompanying eleven notes are an integral part of these financial statements.

Balance Sheet

GRUPO HERDEZ, S. A. DE C.V.

Thousands of Mexican pesos (Note 1)

	December 31,	
Assets	2002	2001
CURRENT:		
Cash and marketable securities	Ps 736	Ps 381
Other accounts receivable	311	292
Related parties (Note 3)	19,435	7,392
Value added tax and income tax recoverable	4	2,628
Total current assets	20,486	10,693
MACHINERY AND EQUIPMENT - Net (Note 5)	10,377	12,423
INVESTMENT IN SUBSIDIARIES AND ASSOCIATED COMPANIES (Note 6)	1,606,339	1,583,723
GOODWILL (Note 6)	188,327	188,327
ACCUMULATED AMORTIZATION	(113,865)	(102,085)
	74,462	86,242
DEFERRED INCOME TAX (Notes 1f. and 10)	32,911	29,504
	Ps 1,744,575	Ps 1,722,585
Liabilities and Stockholders' Equity		
SHORT-TERM LIABILITIES:		
Bank loans	Ps 48,439	Ps 106,696
Income tax payable	1,088	1,960
Other accounts payable	13,362	20,957
Total short-term liabilities	62,889	129,613
LONG-TERM LIABILITIES:		
BANK LOANS (Note 7)	100,000	
NEGATIVE GOODWILL (Note 6)		20,555
ACCUMULATED AMORTIZATION		(19,870)
		685
STOCKHOLDERS' EQUITY (Note 9):		
Capital stock		
Nominal value	422,314	422,825
Restatement	356,677	356,648
	778,991	779,473
Retained earnings	2,467,837	2,398,906
Capital stock subscription premiums	181,034	181,034
Deficit in the restatement of capital	(1,865,199)	(1,786,149)
Accumulated deferred income tax effect (Note 1f. and 10)	19,023	19,023
	802,695	812,814
COLLATERAL GRANTED (Note 11)		
	Ps 1,744,575	Ps 1,722,585

The accompanying eleven notes are an integral part of these financial statements.

Statement of Income

GRUPO HERDEZ, S.A. DE C.V.

Thousands of Mexican pesos (Note 1)

	Year ended December 31,	
	2002	2001
Equity in net income of subsidiaries	Ps 154,948	Ps 152,028
Other income	3,780	4,146
	158,728	156,174
Operating expenses:		
Administrative expenses	6,818	5,012
Amortization of goodwill	11,780	11,780
Amortization of negative goodwill	(685)	(4,112)
	17,913	12,680
Operating income	140,815	143,494
Comprehensive financing cost:		
Interest paid - Net	8,601	15,430
Exchange loss - Net	1,740	589
Gain on net monetary position	(8,170)	(7,872)
	2,171	8,147
Income before the following provision	138,644	135,347
Provision for deferred income tax (Note 10)	(3,408)	(3,553)
Net income	Ps 142,052	Ps 138,900
Net income per share	Ps 0.337	Ps 0.329

The accompanying eleven notes are an integral part of these financial statements.

Statement of Changes in Financial Position

GRUPO HERDEZ, S.A. DE C.V.

Thousands of Mexican pesos (Note 1)

	Year ended December 31,	
Operation:	2002	2001
Net income	Ps 142,052	Ps 138,900
(Credits) charges to income not affecting resources:		
Equity in net income of subsidiaries	(154,948)	(152,028)
Depreciation	2,046	2,046
Amortization of goodwill	11,780	11,780
Amortization of negative goodwill	(685)	(4,112)
Deferred tax	(3,408)	(3,553)
Net change in accounts receivable and payable	(20,551)	19,156
Resources (used in) provided by operations	(23,714)	12,189
Financing:		
Dividends received from subsidiaries	144,802	152,309
Dividends paid to stockholders	(71,765)	(75,888)
Loans received (paid) - Net	41,743	(83,418)
Resources provided by (used in) financing activities	114,780	(6,997)
Investment:		
Decrease of capital stock in associated companies	(88,873)	
Reacquisition of shares	(2,217)	(5,118)
Placement of shares	379	
Resources used in investment activities	(90,711)	(5,118)
Increase in cash and marketable securities	355	74
Cash and marketable securities at beginning of year	381	307
Cash and marketable securities at end of year	Ps 736	Ps 381

The accompanying eleven notes are an integral part of these financial statements.

DECEMBER 31, 2002 AND 2001

Figures stated in thousands of Mexican pesos of December 31, 2002 purchasing power

NOTE 1 - BASIS FOR CONSOLIDATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The main activities of the company are the establishment, organization, acquisition and promotion of all types of businesses and manufacturing concerns. The company has not employees. The consolidated financial statements include those of Grupo Herdez, S. A. de C. V. (Grupher) and the following subsidiaries:

Company	%	Activity
Herdez, S. A. de C.V. (Herdez)	100%	Manufacture, production, purchase and sale of canned foods and cosmetics, importation and exportation of goods and services, rendering of administrative, accounting, distribution and real estate services. Additionally, it is the majority shareholder of Arpons, S. A. de C.V. (Arpons) 100%, Herimex, S. A. de C.V. (Herimex) 51%,
Herport, S. A. de C.V. (Herport)	50%,	Hersail, S. A. de C.V. (Hersail) 50%, Grupo Inmobiliario (real state companies) 100% and Herdez Europa 60%.
Grupo Búfalo, S. A. de C.V. (Grupo Búfalo)	100%	Incorporation, organization, acquisition and promotion of all type of businesses and manufacturing concerns, as well as the purchase and sale of foodstuffs.
Yavaros Industrial, S. A. de C.V. (Yavaros)	100%	Fishing and marine trapping, gathering of agricultural products, industrialization, processing and marketing of marine and agricultural products.
Alimentos Deshidratados del Bajío, S. A. de C.V. (ADB)	100%	Manufacturing, sale and distribution of onion, garlic, vegetable and dehydrated products and holds the 48% of Fórmula Alimenticia, S. A. de C.V.
Almacenadora Herpons, S. A. de C.V. (Almacenadora Herpons)	100%	Construction, acquisition and organization of offices and warehouses for the storage of all kind of goods.
Hersea, S. A. de C.V. (Hersea)	100%	Tuna fishing.
Miel Carlota, S. A. de C.V. (Miel Carlota)	95%	Purchase and sale of honey and related products.
Hormel Alimentos, S. A. de C.V. (Hormel Alimentos)	50%	Purchase, sale, production, distribution, importation and exportation of canned foods.
McCormick de México, S. A. de C.V. (McCormick)	50%	Production of canned foods.
Sociedad de Desarrollo Agrícola H. P., S. A. de C.V. (SDA)	50%	Agricultural, agribusiness and forestry.
Barilla México, S. A. de C.V.	50%(1)	Purchase, importation, sale and distribution of pasta.

(1) This company was acquired in January 2002 via the contribution of Ps58,874 and an additional contribution of Ps30,000 in November 2002.

The financial statements have been prepared by applying accounting principles generally accepted in Mexico, and include the following significant accounting policies:

a. The financial statements are stated in thousands of Mexican pesos (Ps) of constant purchasing power as of December 31, 2002.

b. All significant intercompany transactions are eliminated for consolidation purposes. The individual financial statements of Grupher as of December 31, 2002 and 2001 are included, in which the investment in subsidiaries (eliminated from consolidation against stockholders' equity of the subsidiaries) is valued by the equity method. Goodwill is amortized over 15 years, and the negative goodwill derived from the Yavaros acquisition was amortized in 5 years, concluding in December 31, 2002.

c. Marketable securities are stated at cost, which approximates market value.

d. Inventories are expressed at the last purchase price or production cost, which does not exceed market. Cost of sales is determined by the last-in first-out method.

e. Property, plant and equipment and the related accumulated depreciation are restated by applying the National Consumer Price Index (NCPI) in accordance with the Fifth Series of Amendments to Statement B-10 of the Mexican Institute of Public Accountants (MIPA).

As from 2001, the company considered restating shipments coming in form abroad corresponding to Yavaros by applying the NCPI for the country of origin of the currency in which they were acquired, because the market value of those assets is more easily determined and complied with, given their characteristics.

f. Income tax is reported as per the provisions of Statement D-4, revised, "Accounting Treatment of Income Tax (IT), Asset Tax (AT) and Employees' Statutory Profit Sharing (ESPS) by the full-scope method of assets and liabilities. That method, in principle, records deferred IT on all differences between the book and tax values of assets and liabilities.

g. Seniority premiums to which employees are entitled upon termination of employment after 12 years of service, in accordance with the collective labor contract, are recognized as expenses for the year in which the corresponding services are rendered, through contributions to an irrevocable trust fund, based on actuarial studies.

The aforementioned plans are calculated based on the projected unit credit method. Below is a summary of the main financial data for said plans at December 31, 2002 and 2001:

	December 31, 2002	December 31, 2001
Projected benefit obligation	(Ps 51,640)	(Ps 46,833)
Plan assets at market value	9,511	5,826
Unamortized prior service cost	20,528	22,990
Unamortized variation in assumptions and actuarial adjustments	5,914	566
Projected net liability	(Ps 15,687)	(Ps 17,451)
Accumulated benefit obligation	(Ps 40,556)	(Ps 16,300)
Unamortized transition liability (asset)	Ps 24,869	(Ps 1,150)
Net cost for the period	Ps 7,685	Ps 6,788

The transition liability (asset) is amortized by the straight-line method over the average remaining useful lives of the employees expected to receive the benefits approximately 16 years.

Other compensations based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, are charged to income in the year in which they become payable.

h. Transactions in foreign currency are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in such currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet dates, are charged or credited to income.

i. The gain or loss on net monetary position represents the effects of inflation, as measured in terms of the NCPI, on monthly net monetary assets and liabilities during the year.

j. The capital stock, subscription premiums and retained earnings represent the value of these items in purchasing power at the end of the year, as measured in terms of the NCPI.

The premium on share subscription represents the difference between the payment for subscribed shares and the nominal value of those shares.

k. The gain or loss from holding nonmonetary assets represents the amount by which the increase in the restated value of these assets, applying specific costs, exceeded or fell short of inflation, measured in terms of the NCPI.

l. Net income per share is determined based on the weighted average of shares in circulation in accordance with Statement B-14 issued by the MIPA.

m. Statement B-4, "Comprehensive Profit" went into effect as from January 1, 2001. This statement requires the different items comprising capital earned (lost) over the year to be shown in the statement of changes in stockholders' equity under the "comprehensive profit" caption.

Comprehensive income for the years ended December 31, 2002 and 2001, is analyzed as follows:

	December 31, 2002			
	Retained earnings	Deficit in the restatement of capital	Minority interest	Comprehensive income
Net income	Ps 142,052		Ps 136,204	Ps 278,256
Loss from holding nonmonetary assets		(Ps 79,050)	(3,905)	(82,955)
	Ps 142,052	(Ps 79,050)	Ps 132,299	Ps 195,301

	December 31, 2001			
	Retained earnings	Deficit in the restatement of capital	Minority interest	Comprehensive income
Net income	Ps 138,900		Ps 117,959	Ps 256,859
Loss from holding nonmonetary assets		(Ps 74,500)	(2,043)	(76,543)
	Ps 138,900	(Ps 74,500)	Ps 115,916	Ps 180,316

NOTE 2 - FOREIGN CURRENCY:

At December 31, 2002, the exchange rate was Ps10.44 to the US dollar (Ps9.17 at December 31, 2001). At February 6, 2003, date of issuance of the audited financial statements the exchange rate was Ps10.87.

The information which follows is expressed in thousands of US dollars, since this is the currency in which most of the company's and subsidiaries' foreign currency transactions are carried out.

At December 31, 2002 and 2001, the company and its subsidiaries had the following US dollar monetary assets and liabilities:

	Consolidated		Grupher	
	2002	2001	2002	2001
Assets	US 12,605	US 4,642	US 662	US 679
Liabilities	(34,159)	(47,238)	(1,000)	
Net short position	(US 21,554)	(US 42,596)	(US 338)	US 679

At December 31, 2002 and 2001, the company and its subsidiaries had the following position with respect to nonmonetary assets of foreign origin or whose replacement cost can be determined only in dollars:

	Consolidated		Grupher	
	2002	2001	2002	2001
Inventories	US 4,129	US 2,297		
Machinery and equipment	79,476	75,360	US 1,938	US 1,938
	US 83,605	US 77,657	US 1,938	US 1,938

Following is a summary of items exported and imported by the subsidiaries (excluding machinery and equipment for their own use), together with the related income and expenses, in dollars:

	Year ended December 31,			
	2002		2001	
Exports of merchandise	US	30,937	US	27,420
Imports of finished goods		(5,725)		(6,573)
Technical services and royalties		(8,591)		(7,864)
Interest expenses		(3,150)		(5,617)
Royalty income		753		723
Net	US	14,224	US	8,089

NOTE 3 - ANALYSIS OF BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

Following are shown the main balances and transactions with the parent company and subsidiaries at December 31, 2002 and 2001.

	Consolidated				Grupher			
Accounts receivable (payable):	2002		2001		2002		2001	
Hechos con Amor, S.A. de C.V.	Ps	13,247	Ps	46,519	Ps	22,817	Ps	12,735
Créame, S.A. de C.V.		2,814		63				
Herdez Corporation		1,395		1,360				
Herimex Corporation				3,918				
Empresas H. P., S.A. de C.V.		139		2,836				
Yavaros						6,032		5,605
Herdez						(8,487)		(11,477)
Corporativo Cinco, S.A. de C.V.		(950)		(5,659)				
McCormick and Company, Inc.		(14,515)		(17,869)				
Herflot, S.A. de C.V.		1,251		(4,073)				
Herflot Tijuana, S.A. de C.V.		2,165		4,304				
Barilla Alimentare		(3,958)				506		
Others - Net		11,843		20,042		(1,433)		529
	Ps	13,431	Ps	51,441	Ps	19,435	Ps	7,392

	Year ended December 31,			
	Consolidated		Grupher	
	2002	2001	2002	2001
Transactions:				
Sale (purchase) of fixed assets	Ps 963	(Ps 9,776)		
Interest gain	775	1,720	Ps 463	Ps 587
Interest expense	(6)		(6)	(217)
Service income	6,392	6,696	3,821	4,146
Rent expense	(41,574)	(40,718)		
Contract work income	3,402	4,146		
Administrative services	(111,030)	(104,599)		
Royalty		(52)		
Freight services	(18,357)	(15,579)		
Packaging services	(11,469)	(11,315)		
Purchase of labels	(70,962)	(53,465)		
	(Ps 241,866)	(Ps 222,942)		

At December 31, 2002 and 2001, the above mentioned totals represent 5% of overall income and overall assets.

NOTE 4 - ANALYSIS OF INVENTORIES:

	December 31,	
	2002	2001
Finished goods	Ps 419,392	Ps 336,647
Work in process	13,537	14,089
Raw and packaging materials	185,470	173,975
Inventory in the hands of consignee	210,953	252,575
Spare parts	21,136	26,225
	Ps 850,488	Ps 803,511

NOTE 5 - ANALYSIS OF PROPERTY, PLANT AND EQUIPMENT:

	Consolidated		Grupher	
	2002	2001	2002	2001
Buildings	Ps 526,404	Ps 466,603		
Machinery and equipment	1,527,135	1,567,559	Ps 20,464	Ps 20,464
Furniture and fixtures	55,932	52,874		
Transportation and stowing equipment	56,452	53,735		
Electronic equipment	43,955	39,182		
Beehives	3,764	3,975		
	2,213,642	2,183,928	20,464	20,464
Less - Accumulated depreciation	(959,542)	(893,131)	(10,087)	(8,041)
	1,254,100	1,290,797	10,377	12,423
Land	212,775	190,738		
Constructions in progress, machinery in transit and advances to suppliers	267,292	275,998		
	Ps 1,734,167	Ps 1,757,533	Ps 10,377	Ps 12,423

At December 31, 2002, three vessels are being leased under operating leasing agreements. Lease payments for the first two ships are US377,157 and US270,844 for the third one. Payments are made on a quarterly basis, maturing in May of 2007 and 2010, respectively.

NOTE 6 - INVESTMENT IN SUBSIDIARIES AND ASSOCIATED COMPANIES:

Company [1]	Equity	Total	Goodwill
Consolidated subsidiaries:			
Herdez	100%	Ps 751,341	
McCormick	50%	310,586	
Yavaros	100%	82,671	
Grupo Búfalo	100%	94,103	Ps 106,840
ADB	100%	36,588	14,177
Almacenadora Herpons	100%	48,007	21,141
Miel Carlota	95%	22,796	18,321
Hormel Alimentos	50%	51,469	486
Hersea	100%	41,734	
SDA	50%	424	
Barilla Mexico	50%	127,980	
Associated companies		38,640	27,362
		Ps 1,606,339	Ps 188,327
Associated companies of the subsidiaries		Ps 9,730	Ps 66,295

[1] *The financial statements of these companies have been examined by external auditors.*

NOTE 7 - BANK LOANS:

Bank loans at December 31, 2002 are analyzed as follows:

Maturity	Average interest rate	Consolidated	Grupher
2004			
Mexican pesos	9.42%	Ps 150,000	
Dollars	5.0%	28,186	
2007			
Mexican pesos	9.62%	543,000	Ps 100,000
Dollars	4.10%	156,590	
2008			
Dollars	4.18	146,150	
Total long term loan		Ps 1,023,926	Ps 100,000

Some loan agreements contain certain obligations for one of the subsidiaries. At December 31, 2002, the subsidiary is in compliance with those covenants.

NOTE 8 - FINANCIAL INFORMATION BY SEGMENT:

Group management issues internal financial information that is used as a base for evaluations and decision-making. Below is the information on sales made abroad, by geographical segment:

	December 31,			
	2002		2001	
	Mexico	USA	Mexico	USA
Net sales	Ps 4,281	Ps 286	Ps 3,869	Ps 270
Operating income	475	17	452	2
Net income	134	8	138	1
Depreciation and amortization	109	7	97	7
EBITDA	584	24	549	9
Total assets	4,098	274	3,799	265
Total liabilities	2,156	144	1,925	134

NOTE 9 - STOCKHOLDERS' EQUITY:

At the General Ordinary Stockholders' meeting held on March 19, 2002, it was agreed to pay dividends amounting to Ps71,765 (Ps69,722 nominal value).

At the General Ordinary Stockholders' meeting held on April 19, 2001, it was agreed to pay dividends amounting to Ps75,888 (Ps69,932 nominal value).

Dividends arising from the after-tax earnings account (CUFIN) are free from IT, while the excess is subject to 34% on the result of multiplying the dividend paid by the factor of 1.5151. The respective tax is payable by the company, and may be credited against the company's income tax for the period in which the distribution is made, or in the following 10 periods.

In capital reductions, the excess of capital stock over capital contributions, the latter restated in accordance with the procedures specified in the IT Law, are accorded the same tax treatment as dividends.

Below are the nominal value and restatement increment of stockholders' equity components other than capital stock:

		Nominal value		Restatement increment
Retained earnings	Ps	1,267,924	Ps	1,199,913
Subscription premiums	Ps	43,572	Ps	137,462

During 2002 and 2001, the company repurchased 570,000 and 1,915,037 shares, respectively, of current shares which it had on the Mexican Stock Market for Ps2,217 (Ps2,216 nominal value) and Ps5,118 (Ps4,793 nominal value), respectively, which means that Ps571 (Ps570 nominal value) and Ps2,048 were reduced from the capital stock at December 2002 and 2001.

The capital stock subscribed and paid amounts to Ps422,314 plus a restatement increment of Ps356,667 to express it in Mexican pesos of purchasing power as of December 31, 2002, and is represented by 422,046,063 registered common shares with no par value.

NOTE 10 - INCOME TAX (IT), ASSET TAX (AT), EMPLOYEES' STATUTORY PROFIT SHARING (ESPS) AND TAX LOSS CARRYFORWARDS:

The company and its subsidiaries have been authorized by the Treasury Department to file consolidated IT and AT returns.

The IT and ESPS are not proportional to the results before these entries, due basically to permanent differences which mostly arise from recognition of the effects of inflation on different bases for accounting and tax purposes, nondeductible expenses and depreciation on revaluation values.

As a result to the amendments to the Income Tax Law in effect as from January 1, 2002, the IT rate (35%) will be reduced annually as from 2003 until it reaches the nominal rate of 32% in 2005.

Notes to the Finacial Statements

consolidated and individual

GRUPO HERDEZ, S.A. DE C.V.

At December 31, 2002 and 2001, the main temporary differences on which deferred income tax is recorded are as follows:

	2002		2001	
	Consolidated	Grupher	Consolidated	Grupher
Estimation for valuing assets and liabilities	Ps 32,908		(Ps 21,660)	
Inventories	(864,049)		(751,967)	
Fixed assets - Net	(639,406)	(Ps 5,615)	(694,673)	(Ps 6,625)
Advance expenses	(197,989)		(74,330)	
Excess in cost of shares	92,044	91,583	78,287	78,287
Royalties payable abroad	20,820		19,316	
Unamortized tax losses	265,877	5,285	288,523	10,788
Others			(423)	
	(1,289,795)	91,253	(1,156,927)	82,450
IT rate	34%	34%	35%	35%
	(438,530)	31,026	(404,924)	28,857
Recoverable AT	43,915	1,885	3,296	647
Deferred tax	(394,615)	32,911	(401,628)	29,504
Deferred tax arising from reinvested tax profit	(4,378)		(25,350)	
Total deferred taxes	(Ps 398,993)	Ps 32,911	(Ps 426,978)	Ps 29,504

The company determined tax losses of Ps5,285 and Ps10,705, respectively, for the years ended December 31, 2002 and 2001.

The company incurred in individual AT of Ps1,885 in the year ended December 31, 2002.

NOTE 11 - COLLATERAL GRANTED:

At December 31, 2002 and 2001, Grupher and a subsidiary are guaranteeing bank loans of certain subsidiary and affiliated companies amounting to Ps1,248,924 and Ps1,165,040, respectively.


COTIZA EN
BOLSA MEXICANA DE VALORES
HERDEZ

Information for Shareholders

Share Information:

BMV code: Herdez

ADR Level I: 25:1
Market: OTC
Symbol: GUZBY
Cusip: 40050P109

Closing share price as of:

December 31, 2001: $3.06
December 31, 2002: $4.08

Depository Bank

The Bank of New York
Investor Relations
P.O. Box 11258
Church Street Station
New York, N.Y. 10286-1258
Tel. 1-888-BNY-ADRS (269-2377)
1-610-312-5315
E-mail: shareowner-svcs@bankofny.com

Corporate Offices

Corporativo Cinco, S.A. de C.V.
Monte Pelvoux 215
Col. Lomas de Chapultepec
Mexico, D.F. 11000

Investor Relations

Adriana Legorreta Gutiérrez
Tel 5 201 5602/03
Fax 5 201 5746
E-mail: alegorreta@herdez.com.mx

Internet: www.grupoherdez.com.mx


HERDEZ
GRUPO
HERDEZ.

Grupo Herdez, S.A. de C.V.
Calzada San Bartolo Naucalpan 360
Col. Argentina Poniente
Delegación Miguel Hidalgo C.P.11230
Internet: www.grupoherdez.com.mx


03 MAY 20 7:21
informe anual 2002
...algo sabroso
se está
preparando
HERDEZ
GRUPO
HERDEZ.

Visión

Ser un grupo que perdure en el tiempo, por medio de la generación de utilidades y el crecimiento en participación de mercado, a través de la confianza desarrollada en la habilidad de su gente y en la capacidad de su organización.

Misión

Servir para beneficio del Grupo, de los accionistas y de la sociedad, en busca de una perfección que logre expandir de forma "global" nuestra posición de líderes en cada una de nuestras marcas y productos, con lo que se obtiene siempre y en cada operación una utilidad.

Índice

Información Financiera Relevante

Expresada en miles de pesos constantes al 31 de diciembre del 2002

Grupo Herdez	2002	2001	2000
Ventas en número de cajas	37,566	26,232	25,222
Crecimiento con respecto al año anterior	43.21%	4.00%	2.41%
Ventas Netas	4,566,580	4,139,884	4,308,793
Crecimiento con respecto al año anterior	10.31%	-3.92%	-0.89%
Costo de Ventas	2,600,782	2,323,458	2,412,215
Como porcentaje de Ventas	56.95%	56.12%	55.98%
Utilidad Bruta	1,965,798	1,816,426	1,896,578
Como porcentaje de Ventas	43.05%	43.88%	44.02%
Gastos Operativos	1,473,568	1,362,528	1,313,628
Como porcentaje de Ventas	32.27%	32.91%	30.49%
Utilidad Operativa	492,230	453,898	582,950
Margen Operativo	10.78%	10.96%	13.53%
Crecimiento con respecto al año anterior	8.45%	-22.14%	12.10%
Utilidad Operativa más depreciación y amortización (UAFIDA)	608,484	558,548	680,765
Como porcentaje de Ventas	13.32%	13.49%	15.80%
Costo integral del financiamiento	129,313	80,716	111,312
Utilidad antes de Impuestis y Reparto de Utilidades	362,917	373,182	471,638
Como porcentaje de Ventas	7.95%	9.01%	10.95%
Utilidad Neta Consolidada	278,256	256,859	314,582
Margen Neto Consolidado	6.09%	6.20%	7.30%
Utilidad Neta Mayoritaria	142,052	138,900	190,485
Margen Neto Mayoritario	3.11%	3.40%	4.42%
Crecimiento con respecto al año anterior	2.27%	-27.08%	-1.80%
Inversiones Permanentes	1,859,969	1,889,884	1,900,903
Activo Total	4,372,104	4,064,863	4,088,123
Pasivo Total	2,299,783	2,059,732	2,029,957
Deudas Bancarias	1,359,364	1,165,213	1,177,878
Capital Consolidado	2,072,321	2,005,131	2,058,166
Otra Información Financiera			
UAFIDA/Intereses netos (veces)	5.3	4.53	4.33
Efectivo neto generado (utilizado) por la operación	151,832	281,239	470,653
Efectivo neto generado (utilizado) en actividades de financiamiento	67,878	-240,841	-86,082
Efectivo neto generado (utilizado) en actividades de inversión	-114,338	-124,232	-209,574
Acciones en circulación al final del periodo (millones)	422,046	422,556	424,471
Dividendo por acción	0.15	0.165	0.165
UPA	0.34	0.33	0.45



Ventas en Cajas
porcentaje


55%
41%
15%
10%
12%
8%
7% 6%
26%
1% 1%
10% 8%
Salsas y aderezos
Jugos, frutas y postres
Vegetales
Carnes y mariscos
Pastas
Varios
Exportaciones
01 02
01 02
01 02
01 02
01 02
01 02
01 02

Mezcla de ventas en pesos
porcentaje


55%
50%
12% 11%
13% 10%
11% 11%
8%
2% 2%
7% 7%
Salsas y aderezos
Jugos, frutas y postres
Vegetales
Carnes y mariscos
Pastas
Varios
Exportaciones
01 02
01 02
01 02
01 02
01 02
01 02
01 02

Enrique Hernández-Pons Torres

Presidente del Consejo
y Director General


GRUPO
HERDEZ

Preparando el futuro

Señores Consejeros,

Los principales indicadores económicos de nuestro país y del mundo, mostraron un comportamiento poco favorable durante el año 2002, resultando en una reducción del ritmo del consumo.

A pesar del constante desafío que presentó el entorno de los negocios en México y en el mundo, nuestros planes y estrategias de expansión continuaron desarrollándose. La asociación con Barilla en el mercado de pastas nos llevó a lograr el mayor crecimiento de ventas en la historia del Grupo. Las ventas netas durante el año 2002 alcanzaron $4,567 millones de pesos, un incremento del 10% en términos reales en comparación con el año 2001, mientras que el volumen de cajas vendidas se incrementó en más del 43%, al pasar de 26.2 millones a 37.5 millones de cajas.

Sin considerar las ventas de Barilla, nuestro volumen de cajas se incrementó en 6%, el doble de lo que obtuvimos en los últimos dos años. Este crecimiento fue gracias al buen desempeño de nuestra línea de mariscos, nuevas presentaciones de mayonesas, caldo de pollo y tés, entre otras.

Nuestra utilidad de operación creció 8.4% en términos reales, al pasar de $454 millones a $492 millones de pesos. Nuestro margen se redujo ligeramente debido a incrementos en nuestras principales materias primas y materiales de empaque, así como a mayores gastos de distribución al incrementarse nuestro volumen de cajas vendidas. Sin embargo, los gastos de operación representaron el 32.3% de nuestras ventas netas, una reducción de 0.6 puntos porcentuales en comparación con el 32.9% del año 2001.

El flujo de operación (EBITDA) se incrementó en $50 millones de pesos, al pasar de $559 millones a $609 millones de pesos, un crecimiento del 9% en términos reales.

La utilidad neta se incrementó $3 millones de pesos ubicándose en $142 millones de pesos, afectada principalmente por una pérdida en cambios de $43 millones de pesos.

Reestructuramos el perfil de nuestra deuda bancaria, logrando que los vencimientos a corto plazo representaran sólo el 25% de la deuda total, en comparación con el 43% del año pasado, mientras que la deuda denominada en moneda extranjera representó el 25% del total de la deuda, en comparación con el 43% al cierre del año 2001.

La nueva estructura organizacional del Grupo formada por unidades de negocios, continúa operando y desarrollándose eficientemente, enfocando sus estrategias a incrementar nuestro liderazgo y rentabilidad.

En base a nuestros programas de productividad y mejora continua, compensaremos los incrementos en costos que se han venido observando en ciertas materias primas y materiales de empaque.

Vislumbramos un futuro próspero y de constante crecimiento, por lo que Grupo Herdez se está preparando. En el mes de julio del 2002 adquirimos en la ciudad de San Luis Potosí, un inmueble que incluye importantes construcciones de aproximadamente 20 mil metros cuadrados y un terreno de 183 mil metros cuadrados. En este inmueble se ubicará el nuevo complejo industrial "Duque de Herdez" mismo que incluirá lo siguiente:

- La planta de Barilla México S.A. de C.V. para la fabricación de pastas bajo las marcas Barilla, Yemina y Vesta
- Una nueva fábrica para los productos de McCormick de México, con el propósito de incrementar la capacidad de producción
- Un nuevo macro centro de distribución de más de 20 mil metros cuadrados, para mejorar el nivel de servicio a nuestros clientes, particularmente a los que se localizan en el centro y norte del país
- Un nuevo laboratorio de investigación y desarrollo y nuevo centro de capacitación

La inversión en este complejo industrial, se estima, superará los US$35 millones de dólares en un plazo de aproximadamente 3 años.

El 22 de mayo del 2002, Grupo Herdez y Nacional Financiera suscribieron un convenio de "Cadenas Productivas", mediante el cual un importante número de proveedores del Grupo podrá llevar a cabo el descuento electrónico de sus documentos por cobrar y así poder financiarse a tasas competitivas, mediante un proceso eficiente al tiempo que nosotros aseguraremos el abastecimiento de algunas de nuestras materias primas.

Siendo una empresa global, orgullosamente mexicana y con una visión de largo plazo, continuamos abriendo nuevos mercados tanto a nivel nacional como internacional. Muestra de ello son el lanzamiento de nuestros productos con la marca "Doña María" bajo el concepto "Mex-Mex" en el Reino Unido; las nuevas presentaciones de las salsas caseras para el mercado nacional, el "Almejito", jugo de almejas con jitomate; el lanzamiento de la presentación individual de las frutas en almíbar y la bebida de frutas "Festín" para niños, solo por mencionar algunos de ellos.

El año 2003 presenta grandes retos y oportunidades, por lo que sustentaremos nuestro crecimiento en la consolidación de nuestras actuales líneas, la innovación de productos, con especial énfasis en investigación y desarrollo, la ampliación de nuestros mercados tanto internos como externos, y por supuesto continuar en la búsqueda de una mayor eficiencia operativa así como de la excelencia en nuestro servicio.

Como siempre, un sincero agradecimiento a nuestro personal por todo su esfuerzo y dedicación; a nuestros accionistas, clientes y proveedores, gracias por su apoyo; y a nuestras asociadas McCormick, Hormel y Barilla el profundo reconocimiento por la confianza.

HOY, MAÑANA Y SIEMPRE
CON TODA CONFIANZA ES...HERDEZ.

Enrique Hernández-Pons T.
Presidente



Ventas Totales
4,309
4,140
4,567
25.2
26.2
37.5
00
01
02
millones de pesos
millones de cajas



Exportaciones
millones de pesos
222.3
270.2
305.7
00
01
02

Preparando alto crecimiento

Las ventas totales de Empresas Asociadas, incluyendo exportaciones, crecieron el 78.3% en cajas y el 18.4% en valores en el año 2002.

En este año consolidamos nuestra asociación estratégica con Barilla Alimentare S.p.A., empresa líder en la producción de pastas alimenticias a nivel mundial y que, al igual que Grupo Herdez, se caracteriza por la calidad suprema de sus productos. Compramos las marcas de pastas alimenticias Yemina y Vesta, las cuales tienen una fuerte presencia a nivel nacional; éstas nos abrieron una nueva ventana al crecimiento y nos facilitaron el acceso a clientes que tradicionalmente no teníamos.

Adquirimos un terreno para la construcción del complejo industrial "Duque de Herdez" en San Luis Potosí, en donde se ubicará la planta de Barilla, que será la proveedora de las tres marcas de pastas alimenticias y las salsas para pastas, así como la nueva planta de McCormick, en la cual se instalarán las líneas de producción que actualmente existen en Av. de la Paz en esa ciudad, a fin de incrementar la capacidad instalada y hacerlas más eficientes.

Empresas Asociadas opera las marcas y líneas de productos que muestra la siguiente tabla, según estudios de mercado, diversos de los productos que maneja son líderes en el mercado, participando del primero y/o segundo lugares del mercado nacional.

La tabla también resume los lanzamientos de productos que llevamos a cabo durante el 2002, como son: la mayonesa con Chilpotle y la mostaza Dijon, con resultados muy favorables en su participación en ventas en el mismo año. Hormel contribuyó con diversos productos a fin de ofrecer diferentes opciones de comida práctica y de conveniencia, así como Kikkoman presentó nuevas salsas sazonadoras con distintos sabores. Solo y Solomate lanzaron su línea en cubos.

Llevamos a cabo profundos estudios de comunicación y de investigación de mercado, con el objeto de desarrollar nuevas y agresivas campañas publicitarias, que con éxito resalten todos los atributos de nuestras marcas y productos a través de medios de televisión nacional y radio, espectaculares y cine regional. Realizamos estudios de usos, hábitos y costumbres en diferentes ciudades para estar actualizados



Alejandro Martínez-Gallardo
Director Ejecutivo de Empresas Asociadas

Ingredientes:

Asociaciones estratégicas exitosas con empresas líderes a nivel mundial
Inversión de US $30 millones en el nuevo complejo industrial en SLP
Lanzamiento de nuevos productos y presentaciones
Presencia de productos McCormick de México en EUA y otros mercados

Procedimiento:

Tome la experiencia y habilidad de Grupo Herdez para asociarse con empresas exitosas, agregue nuevas líneas de productos y presentaciones para atraer mayores consumidores, complemente con nuevas líneas de producción e incrementos en eficiencia operativa. Mezcle calidad, consistencia, precio, confianza, variedad, promoción y publicidad para generar la compra de sus productos. Fortalezca la imagen de sus marcas a fin de incrementar la fidelidad de sus consumidores. Continúe refrescando y modernizando la imagen de sus productos utilizando sus análisis sensoriales. Sírvase con liderazgo en todas sus categorías.





Canales de distribución

La siguiente gráfica muestra los canales de distribución a través de los cuales nuestros productos llegan a los consumidores.



3%
1%
3%
1%
53%
39%
Autoservicios
Mayoristas
Gobierno
Abarrotes
Exportaciones
Varios

	McCormick	Barilla, Yemina y Vesta	Hormel	Solo y Solomate	Kikkoman
Líneas de producto					
	Mayonesas Aderezos Mermeladas Mostazas Especias Tés	Pastas alimenticias en diversas presentaciones Salsas para pastas	Spam Carne con papas Salchichas Chili con carne Carnes Herdez Diversos	Caldo de pollo Caldo de pollo con tomate	Salsas de soya
Liderazgo[1]					
	Mayonesas #1 Mostazas #1 Mermeladas #1 Especias #1	Pastas #2	Carnes enlatadas #1	Caldo de pollo granulado #3	Salsas de soya #2
Nuevos productos					
	Mayonesa con chilpotle Mostaza Dijon		Spam ahumado Chili sin frijoles Jamón ahumado en trozos Pavo en trozos Pasta de carne en res y pollo Paté con chilpotle Jamón del diablo con chilpotle y jalapeño	Línea de cubos	Salsa Teriyaki agridulce Salsa Teriyaki para glacear Salsa con ajo



(1) Posición en el mercado de acuerdo a cifras estimadas por Grupo Herdez

en preferencias y necesidades del consumidor, a fin de adecuar nuestras líneas de productos para cubrir sus expectativas y resaltar claramente los puntos de diferenciación de los productos. Realizamos promociones, descuentos, ofertas armadas y eventos en punto de venta que apoyaron el crecimiento de las ventas y el liderazgo de nuestros productos.

Inversiones en capital

Empresas Asociadas realizó importantes inversiones en el 2002, como consecuencia principalmente de la entrada de la nueva línea de negocios de pastas alimenticias. El monto de las inversiones fue de $220 millones de pesos que se aplicaron en la compra de las marcas Yemina y Vesta, así como de maquinaria e inventario, la compra del terreno en San Luis Potosí y el inicio de la construcción de la planta para la producción de las pastas. Además, los recursos se utilizaron para mejorar procesos de producción en las plantas de México y San Luis Potosí.



McCORMICK
MAYONESA
ADEREZO CON CHILPOTLES

Iñigo Dávila Fernández
Director Ejecutivo de
Empresas Herdez

Preparando mayor dinamismo

Durante el año 2002 las ventas totales de Empresas Herdez, incluyendo exportaciones crecieron 4.6% en cajas y tuvieron un variación negativa del 4.9% en valores. Las ventas en jugos, frutas y postres, así como la de vegetales, mostraron contracciones como consecuencia del menor dinamismo en el consumo y un ambiente competitivo de precios prevaleciente en el año.

Atendiendo a oportunidades en nuevos mercados y preferencias de nuestros clientes y consumidores, llevamos a cabo las siguientes actividades:

- Lanzamos las tradicionales salsas caseras Herdez en empaque de vidrio
- Incursionamos en el mercado de alimentos "listos para comer" con los nuevos cocteles de frutas y de duraznos en almíbar en porciones individuales
- Almejito, uno de nuestros productos de reciente producción, se lanzó en empaque de vidrio, además de sus presentaciones en tetrapack y lata
- Rediseñamos las etiquetas del mole Doña María, con el fin de rejuvenecer su imagen
- Lanzamos al mercado una nueva línea de bebidas refrescantes bajo la marca Festín, dirigida al segmento infantil, la cual está apoyada por una licencia para el uso de los personajes de Plaza Sésamo, con un empaque diferente y novedoso

La siguiente tabla muestra las marcas que maneja Empresas Herdez, con sus correspondientes líneas de productos, la posición en el mercado de los productos líderes y las innovaciones realizadas en el 2002.

	Herdez	Carlota	Doña María	Búfalo	Festín
Líneas de producto	Salsas Chiles Frutas Champiñones Legumbres Jugos y néctares Vinagres	Miel de abeja Jarabe de Maple Miel de Maiz	Mole Frijoles Postres Salsas para guisar	Salsas Aceitunas Legumbres	Jugos Gelatinas
Liderazgo(1)	Salsas en lata #1 Champiñones #1 Legumbres #1 Jugo 8 Verduras #1	Miel de abeja #1	Mole #1	Aceitunas #2	
Nuevos productos	Salsas en vidrio Cocteles de frutas y duraznos en almíbar en porciones individuales Almejito en vidrio		Renovación de imagen en moles		Jugos

(1) Posición en el mercado de acuerdo a cifras estimadas por Grupo Herdez

De acuerdo con investigaciones de mercado, nuestros productos se posicionaron como los número uno y/o dos, con participaciones de mercado superiores a nuestros más cercanos competidores.

Desarrollamos campañas publicitarias en los medios de televisión nacional y radio, espectaculares y cine regional. Ofrecimos promociones y descuentos en diferentes temporadas del año de acuerdo a las necesidades de nuestros clientes y consumidores. Otorgamos patrocinios que permitieron posicionar a nuestras marcas en segmentos juveniles, como es el caso de las carreras Serial Cart, evento que atrajo una gran afluencia de espectadores en Monterrey y en la ciudad de México recibiendo gran difusión de los medios de comunicación.

Inversiones en capital

Llevamos a cabo inversiones por $76 millones de pesos, que fueron utilizados en las plantas de México, Veracruz y San Luis Potosí, con el fin de hacer más eficientes las líneas de producción y empaque, instalar líneas de producción para los nuevos productos de Festín, así como mantener y aumentar la capacidad instalada.



Canales de distribución
Los productos de Empresas Herdez llegan a nuestros consumidores a través de los siguientes canales de distribución:
4%
6%
30%
23%
35%
2%
Autoservicios
Abarrotes
Mayoristas
Exportaciones
Gobierno
Varios
Ingredientes:
• Excelente imagen de marcas y liderazgo en el mercado
• Variedad de productos y presentaciones
• Capacidad de producción y distribución de ventas
• Fuerte imagen publicitaria institucional
Preparación:
Tome la valiosa imagen de las marcas y fortalezca su posicionamiento y liderazgo mediante exitosas campañas publicitarias, avaladas por la calidad de sus productos. Reduzca sus costos y precios planeando estratégicamente sus compras y acudiendo al mercado global, logrando diversas fuentes de abastecimiento. Impulse sus canales de distribución desarrollando estrategias de acuerdo a necesidades del cliente en sus diferentes territorios. Incremente su participación en mercados extranjeros donde existe una gran preferencia y demanda de comida Mex-Mex, ofreciendo diversos productos y presentaciones para abarcar nuevos mercados.


Luis Garcés Benito
Director Ejecutivo de Empresas Agropesca

Preparando eficiencia y nuevos productos



Las ventas totales de Empresas Agropesca, incluyendo exportaciones, crecieron el 26.2% en cajas y el 22.2% en valores en el 2002.

Hemos consolidado las inversiones realizadas durante los últimos años, lo que ha dado como resultado un importante aumento de capacidad instalada, una eficiente infraestructura en nuestras plantas y una flota pesquera que cuenta con los últimos adelantos tecnológicos para el mejor desempeño de sus actividades, lo que nos permitió garantizar el abasto de los productos de mar durante el 2002. Asimismo, construimos una cámara de refrigeración adicional e integramos una formadora remota de envase de hojalata en la planta de Chiapas, lo que conllevará a la reducción de costos de fabricación.

Lo anterior se tradujo en un incremento de tres puntos porcentuales en nuestra participación de mercado en atún, con lo que nos posicionamos como una de las tres primeras marcas de atún en el mercado nacional durante el 2002, y obtuvimos un incremento importante en nuestras ventas de sardinas a nivel nacional y de exportación.



Canales de distribución

La siguiente gráfica muestra los canales de distribución a través de los cuales nuestros productos llegan a los consumidores.


6%
7%
4%
8%
30%
45%
Autoservicios
Mayoristas
Gobierno
Abarrotes
Exportaciones
Varios

Durante el 2002 instalamos el equipo para producción de tomate en cubos, envasado en bolsas ascépticas, utilizada para la realización de salsas caseras.

Inversiones en capital

Nuestras inversiones en esta área se han ido consolidando, por lo cual en este año la necesidad de inversiones adicionales fueron únicamente por $5 millones de pesos, con el fin de automatizar procesos en las plantas, integrar la nueva cámara de refrigeración, así como la instalación de plantas de tratamiento de aguas y mejora en procesos.



Herdez	Yavaros
Líneas de producto	
Atún en agua y en aceite	Sardinas
Especialidades	Pasta de tomate
Liderazgo[1]	
Atún #3	Sardinas Yavaros #1
Nuevos productos	
	Tomate en cubos

(1) Posición en el mercado de acuerdo a cifras estimadas por Grupo Herdez



Ingredientes:

- Tecnología de punta y excelentes instalaciones e infraestructura
- Autosuficiencia en procesos e insumos
- Excelente calidad vs. precio

Preparación:

Desarrolle nuevas marcas con precios competitivos y excelente calidad, para ingresar en nuevos canales de distribución. Haga uso intensivo de su tecnología de punta y de su capacidad instalada en barcos y plantas para atender su creciente demanda interna a precios competitivos. Integre sus procesos productivos para reducir los costos de fabricación y asi mejorar los niveles de rentabilidad. Lleve sus productos a nuevos consumidores en el extranjero.


Doña María

Preparando nuevos mercados más allá de nuestras fronteras

Mantuvimos nuestro ritmo de crecimiento, a pesar de las dificultades económicas y la incertidumbre que prevalecieron en todos los mercados internacionales.

Hemos estado consolidándonos como una empresa que ofrece una amplia gama de productos de alta calidad y auténticamente mexicanos, los cuales se distinguen de la competencia con nuestro concepto Mex-Mex.

En el año 2002, el mercado más importante sigue siendo Estados Unidos de América, hacia donde canalizamos el 88% de nuestras exportaciones a través de Herdez Corporation y McCormick Coporation. Renovamos la imagen de las marcas con nuevas etiquetas y presentaciones e incrementamos el portafolio de productos con categorías adicionales.

Las ventas en Centroamérica fueron similares a las del año anterior, Guatemala y Costa Rica son los países que muestran mayores posibilidades de crecimiento.

En lo que respecta a Europa, las ventas se mantuvieron con el mismo porcentaje que en el 2001, destacando la presencia de nuestros productos con la imagen de Doña María, en Inglaterra y España.

Las ventas al extranjero en el 2002 alcanzaron un incremento del 13.1% en pesos y 17.6% en volumen.

Hoy, nuestros productos tienen presencia en 24 países en cuatro continentes.





Ingredientes:

- Auténtica comida mexicana de suprema calidad
- Alianzas estratégicas exitosas
- Distribuciones efectivas
- Nuevos mercados
- Mayor posicionamiento de marca

Preparación:

Junto con sus socios Hormel y McCormick, establezca relaciones cercanas con las cadenas comerciales más importantes en Estados Unidos; invítelos a conocer sus oficinas y plantas y a degustar sus productos, para que los ofrezcan tanto a consumidores hispanos que buscan el sabor de su comida de origen, como a consumidores anglosajones. Promueva y publicite su marca en el punto de venta y en eventos de participación mundial. Posicione sus productos como Mex-Mex, auténtica comida mexicana de calidad y mediante sus distribuidores cubra su demanda en Europa, Canadá, Centroamérica, Sudamérica, Australia y Nueva Zelanda.



Emilio Mahuad Gantus
Director Ejecutivo de Comercio Exterior

Preparando mayor presencia en canales de distribución


Roberto González Rosas
Director de
Comercializadora Herdez
Canales de distribución
La siguiente gráfica muestra los canales de distribución del total de las ventas en cajas de Grupo Herdez en el 2002
3%
1%
3%
1%
53%
39%
Autoservicios
Abarrotes
Mayoristas
Exportaciones
Gobierno
Varios

Con el objetivo de optimizar la atención a nuestros clientes y eficientar nuestra operación, durante el 2002 realizamos una reestructuración en el área de ventas que consistió en dividir el mercado nacional en un mayor número de territorios, los cuales están siendo dirigidos por gerentes de venta experimentados en su zona. Esta nueva organización en ventas nos permitió:

- Trabajar conjuntamente con las cadenas de Autoservicios en la "Administración de Categorías" con el fin de maximizar la satisfacción de nuestros consumidores y minimizar los costos a lo largo de la cadena de distribución
- Tener una mayor cercanía con nuestros clientes Mayoristas para poder brindarles mayor apoyo e información sobre nuestros productos, la competencia y el mercado
- Hacer más eficientes y productivas las rutas de las camionetas Cosacos, con las cuales atendemos en forma directa al canal de abarrotes, otorgando un mejor servicio a los clientes y obteniendo una mayor rentabilidad
- Firmar un convenio con Nestle Waters France para llevar a cabo la distribución de agua mineral embotellada de origen, inicialmente en el sureste de México, de la marca mundialmente conocida Perrier. Esta nueva distribución nos ayudará a desarrollar el canal Institucional llegando a un mayor número de clientes potenciales





Ingredientes:

- Un equipo de promotores y vendedores experimentados
- Un portafolio de marcas y productos líderes
- Un equipo con tecnología de punta
- Eficiente servicio al cliente

Preparación:

Con su equipo de ventas alcance en forma directa a más de 17 mil clientes para atenderlos de acuerdo a sus necesidades y características territoriales, ofreciéndoles un portafolio de productos de excelente calidad, apoyados con tecnología de punta en eficientes sistemas de información y distribución. Respalde a sus clientes con óptimas exhibiciones del producto en espacio y ubicación, planeación de eventos dirigidos al consumidor en el punto de venta, motivación a través de concursos y perfeccionando su nivel de servicio. Mezcle todo lo anterior para aumentar las ventas y su rentabilidad.

Preparando cambios para satisfacer a nuestros consumidores

El año 2002 se caracterizó por una disminución en el nivel de consumo tanto a nivel nacional como internacional, lo que causó que los mercados estuvieran altamente competidos y esto, obviamente afectó a esta división, la cual participa con un bajo porcentaje en las ventas del Grupo Herdez.

Estamos llevando a cabo estudios de mercado para realizar una reingeniería en imagen, presentaciones y productos a fin de hacerlos más atractivos y de esta forma alcanzar un mayor número de consumidores.

Todos nuestros productos experimentarán cambios importantes en fórmulas y empaques, modificarán su estilo y personalidad de una forma más moderna y atractiva, para dirigirse a nuevos nichos de mercado con un enfoque naturista. Asimismo, estaremos realizando mayores esfuerzos en puntos de venta y en medios masivos.

Lionel Camps Pérez
Director Ejecutivo
Higiene y Cuidado personal

Líneas de producto

Soften	Tami	Pons
Cremas Quitaesmaltes Desodorantes Aceite desmaquillante Jabones	Jabones Pasta de dientes Enjuague bucal	Jabones

Servicios Corporativos



Héctor Hernández-Pons Torres
Director General y de Servicios Corporativos
Alberto Dappen Guerrero
Director de Sistemas
Pedro Gracia-Medrano
Director de Recursos Humanos
Ernesto Ramos Ortíz
Director Ejecutivo de Administración y Finanzas

Las nuevas alianzas y adquisiciones que realizamos durante el año, pudieron cumplirse gracias a la solidez y la sana estructura financiera de Grupo Herdez. Nuestra estrategia es continuar con el crecimiento de la empresa manteniendo estas características. Con la aplicación del sistema de valor económico hemos obtenido métricas de desempeño que nos guían para lograr mayor rentabilidad y tomar las decisiones correspondientes alineadas a la creación de valor para los accionistas.

Continuamos realizando inversiones en sistemas de tecnología de punta orientadas, entre otras cosas, a lograr una mejor logística y una comunicación en línea entre nuestros centros de distribución, a porporcionar una óptima atención en puntos de venta y apoyar a nuestros vendedores en campo, así como ampliar los sistemas de base de datos con más información histórica en línea.

La nueva línea de negocios de pastas alimenticias nos brindó la oportunidad de otorgar nuevos empleos, particularmente en el área de ventas. Grupo Herdez continúa siendo una fuente de trabajo importante dentro del sector y refleja la unión y permanencia de su personal, compartiendo la cultura operativa de excelencia que nos permite mantener el liderazgo.

Lo fundamental en nuestras recetas es:

"El sazón humano" - Nuestra gente que con su experiencia y dedicación hace posible que las actividades del Grupo se realicen mejor día con día.

Además son indispensables:

"Los utensilios tecnológicos" - Los sistemas de tecnología de punta, que facilitan y hacen eficaces todas las actividades del Grupo.

Todo servido en:

"Porciones bien administradas" - La administración y finanzas de nuestras funciones y ocupaciones que nos dan la información necesaria para una correcta toma de decisiones.

Sentándonos a la mesa con responsabilidad social





Estamos conscientes de nuestro deber de desarrollarnos conjuntamente con nuestra comunidad

Es de gran importancia para Grupo Herdez ser una empresa socialmente responsable, lo que forma parte esencial de nuestra filosofía y ética empresarial. Nos definimos como una empresa socialmente responsable, al brindar la mejor calidad en nuestros productos a precios competitivos; al ser cuidadosos del medio ambiente y los recursos naturales; al constituirnos en una fuente de empleos dignos y bien remunerados, así como al apoyar a la educación y ayudar a los sectores de la población menos favorecidos.

Calidad

En cuanto a los procesos de certificación de la calidad y la mejora continua, es satisfactorio mencionar que 5 de nuestras instalaciones fabriles cuentan con certificación ISO 9000, y las plantas que todavía no cuentan con este certificado lo obtendrán en el corto plazo.

Medio Ambiente y Recursos Naturales

Hemos dado gran importancia al medio ambiente y a los recursos naturales, los cuales se insertan en un programa de desarrollo sustentable de Grupo Herdez. De acuerdo a esta filosofía, todos nuestros buques de pesca son respetuosos de las temporadas de veda, cuentan con redes especiales para la captura de atún, las cuales permiten la liberación de los delfines y tortugas sin daño alguno. De igual forma en el sector agrícola se prohíbe el uso de pesticidas e insecticidas que dañen la flora y la fauna.

En términos industriales, 7 de nuestras plantas cuentan con plantas de tratamiento de agua que están dando cumplimiento a las normas oficiales de descarga de aguas.

Relaciones Laborales

Uno de los aspectos fundamentales en el desarrollo de Grupo Herdez, ha sido el permanente cuidado de sus relaciones laborales. En este ejercicio al igual que en el pasado, en Grupo Herdez mantuvimos una relación laboral armoniosa, lo cual ha propiciado un ambiente de confianza y comunicación, dos ingredientes fundamentales para el incremento de nuestra productividad.

Reflejando la adquisición de la nueva línea de pastas alimenticias y la nueva organización en la Comercializadora, aumentamos nuestro número de colaboradores a 5,750, es decir un crecimiento del 6.4% con respecto al año anterior.

La capacitación es otro elemento fundamental para incrementar la productividad de la empresa, es por ello que la inversión en capacitación durante el año 2002, fue de 60,000 horas hombre, lo que representó un incremento del 30% respecto al ejercicio 2001. El nivel de asistencia fue importante y en muchos casos algunos de nuestros colaboradores asistieron a más de dos cursos en el año. Los cursos de capacitación se centraron en áreas productivas, operativas y de administración.

Fundación Herdez

El objetivo de la Fundación Herdez es fomentar la investigación y el desarrollo alimentario en nuestro país. Como en otros años la fundación Herdez enfocó sus esfuerzos en los ámbitos: educativo, científico, tecnológico, cultural y social.

A continuación se presentan las principales actividades en cada ámbito:

Ámbito educativo, científico, tecnológico y cultural

Se llevaron a cabo talleres, cursos y conferencias para niños y adultos con la finalidad de lograr una mayor difusión de la gastronomía mexicana y seguir cumpliendo con la misión social de preservar y conservar nuestra riqueza gastronómica.

La Biblioteca de la Gastronomía Mexicana incrementó su acervo en 25% alcanzando los 1,836 libros, esto gracias a donaciones y adquisiciones, las cuales no sólo incluyeron los temas gastronómicos sino también temas de nutrición y salud. La Biblioteca, continúa con la tarea de convertirse en uno de los principales centros de literatura gastronómica en el país y fue visitada por 3,382 usuarios en el año 2002.

Se impulsó el desarrollo de estudios enfocados a la producción de alimentos con alto valor nutricional y al diseño de un proyecto que tiene como fin la aplicación de hallazgos científicos en materia alimenticia para mejorar la alimentación de la población.

Durante el año la Galería "Nuestra Cocina Duque de Herdez"; recibió 2,749 visitantes, entre niños, jóvenes estudiantes de gastronomía y público en general. Se renovaron las piezas de la Galería, que conforman las salas de la Cocina Prehispánica y la época del Virreinato, con el apoyo del Museo Nacional de Antropología y el Museo Franz Mayer.

Ámbito Social

Fundación Herdez consciente de las necesidades y condiciones de pobreza y marginación que viven diversos grupos, asume como todos los años el compromiso de apoyar con alimentos a las poblaciones más necesitadas. El programa de donación mensual y ayudas especiales, otorgó 8,930 cajas de alimentos a través de 72 instituciones de beneficencia; y apoyó a los damnificados del Huracán Isidore, a los estados de Yucatán y Campeche donde se entregaron 3,000 cajas de alimentos.


HERDEZ



Fundación
HERDEZ



Consejo de Administración

Consejeros Propietarios

Lic. Enrique Hernández-Pons Torres
Presidente y Director General Grupo Herdez, S.A. de C.V.
Miembro del Consejo de Administración de Grupo Herdez desde 1991
Consejero Propietario Patrimonial Relacionado

Lic. Héctor Hernández-Pons Torres
Vicepresidente y Director General
de Grupo Herdez, S.A. de C.V.
Miembro del Consejo de Administración de Grupo Herdez desde 1991
Consejero Propietario Patrimonial Relacionado

C.P. José G. Aguilera Medrano
Consejero
Miembro del Consejo de Administración de Grupo Herdez desde 2002
Consejero Propietario Independiente

Sr. Joáo Alves de Quiroz Filho
Presidente Monte Cristalina, S.A.
Miembro del Consejo de Administración de Grupo Herdez desde 2001
Consejero Propietario Independiente

Lic. Carlos Autrey Maza
Presidente del Consejo de Administración de
Corporación Autrey, S.A. de C.V.
Miembro del Consejo de Administración de Grupo Herdez desde 1991
Consejero Propietario Independiente

Lic. Enrique Castillo Sánchez Mejorada
Presidente del Consejo de Administración de Ixe Grupo Financiero S.A.
Miembro del Consejo de Administración de Grupo Herdez desde 1991
Consejero Propietario Independiente

Lic. Iñigo Dávila Fernández
Director Ejecutivo Empresas Herdez
Grupo Herdez, S.A. de C.V.
Miembro del Consejo de Administración de Grupo Herdez desde 2002
Consejero Propietario Relacionado

Lic. Pedro Gracia-Medrano Murrieta
Director de Recursos Humanos
Grupo Herdez, S.A. de C.V.
Miembro del consejo de Administración de Grupo Herdez desde 1998
Consejero Propietario Relacionado

C.P. Pablo Lezama Vélez
Director de Finanzas
Grupo Herdez, S.A. de C.V.
Miembro del Consejo de Administración de Grupo Herdez desde 2002
Consejero Propietario Relacionado

C.P. Esteban Malpica Fomperosa
Consejero
Miembro del Consejo de Administración de Grupo Herdez desde 2001
Consejero Propietario Independiente

Lic. Alejandro Martínez-Gallardo de Portualés
Director Ejecutivo Empresas Asociadas
Grupo Herdez, S.A. de C.V.
Miembro del Consejo de Administración de Grupo Herdez desde 2001
Consejero Propietario Relacionado

Lic. Juan G. Mijares Dávalos
Mijares, Angoitia, Cortés y Fuentes, S.C., Socio
Miembro del Consejo de Administración de Grupo Herdez desde 1991
Consejero Propietario Independiente

C.P. Luis Nieto Martínez
Director Consejero
Grupo Herdez, S.A. de C.V.
Miembro del Consejo de Administración de Grupo Herdez desde 1991
Consejero Propietario Relacionado

Lic. Fernando Ramos González de Castilla
Vice-Presidente de GBM Grupo Bursátil Mexicano, S.A. de C.V.
Miembro del Consejo de Administración de Grupo Herdez desde 2002
Consejero Propietario Independiente

C.P. Ernesto Ramos Ortíz
Director Ejecutivo de Admon. y Finanzas de Grupo Herdez, S.A. de C.V.
Miembro del Consejo de Administración de Grupo Herdez desde 1996
Consejero Propietario Relacionado

Olympia Torres de Hernández-Pons
Consejera
Miembro del Consejo de Administración de Grupo Herdez desde 1991
Consejero Propietario Patrimonial Relacionado

Consejeros Suplentes

Ing. Raúl Peláez Cano
Koros Consultores, S.C.
Miembro del Consejo de Administración de Grupo Herdez desde 2002
Consejero Suplente Independiente

Richard Andrew DePass
City Group Venture Capital
Miembro del Consejo de Administración de Grupo Herdez desde 2002
Consejero Suplente Independiente

Lic. Julio Serrano Castro Espinosa
Director de Banca de Inversión y Finanzas Corporativas
de GBM Grupo Bursátil Mexicano, S.A. de C.V.
Miembro del Consejo de Administración de Grupo Herdez desde 2002
Consejero Suplente Independiente

Comisario Propietario

Sr. Francisco Javier Soní Ocampo
PricewaterhouseCoopers, S.C. Socio
Miembro del Consejo de Administración de Grupo Herdez desde 1992
Comisario Propietario Independiente

Comisario Suplente

C.P. José Alfredo Hernández Linares
PricewaterhouseCoopers, S.C. Socio
Miembro del Consejo de Administración de Grupo Herdez desde 2002
Comisario Propietario Independiente

Comisario Propietario

C.P. José Manuel Rincón Gallardo
Director General de Palmas Rent S.A. de C.V.
Miembro del Consejo de Administración de Grupo Herdez desde 2002
Comisario Suplente Independiente

Comisario Suplente

C.P. Angel Reyes Arias
Director General Adjunto de Auditoría y Contraloría Normativa
de GBM Grupo Bursátil Mexicano
Miembro del Consejo de Administración de Grupo Herdez desde 2002
Comisario Suplente Independiente

Principales Funcionarios

Sr. Lionel Camps Pérez
Director Ejecutivo Higiene y Cuidado Personal

Ing. Alberto Dappen Guerrero
Director de Sistemas

Lic. Iñigo Dávila Fernández
Director Ejecutivo Empresas Herdez

Lic. Gerardo Canavati Miguel
Director de Planeación Financiera

Ing. Luis Garcés Benito
Director Ejecutivo Empresas Agropesca

Ing. Jorge Gardner Gómez
Director de Operaciones Agropesca

Lic. Alberto Garza Cabañas
Director Comercial Empresas Herdez

Lic. Pedro Gracia-Medrano Murrieta
Director de Recursos Humanos

Sr. Roberto González Rosas
Director Ejecutivo Comercializadora Herdez

Lic. Héctor Lebrija Guiot
Director de Publicidad y Comunicación

C.P. Pablo Lezama Vélez
Director de Finanzas

Lic. Alejandro Martínez-Gallardo de Pourtalés
Director Ejecutivo Empresas Asociadas

C.P. Luis Nieto Martínez
Director Consejero

Lic. Emilio Mahuad Gantus
Director Ejecutivo Comercio Exterior

Ing. Jorge Obregón Parlange
Director de Logística

C.P. Ernesto Ramos Ortíz
Director Ejecutivo de Administración y Finanzas

Ing. Rafael de Regil y Gómez Muriel
Director de Operaciones Empresas Asociadas

Lic. Juan Rodríguez del Collado
Director Comercial Empresas Asociadas

Ing. Carlos T. Velásquez Osuna
Director de Operaciones Empresas Herdez

Integración de Comités

Comité Auditoría:

Enrique Castillo Sánchez Mejorada
Presidente

Fernando Ramos González de Castilla

Juan G. Mijares Dávalos

Ernesto Ramos Ortíz

Comité de Evaluación y Compensación:

Carlos Autrey Maza
Presidente

Pedro Gracia-Medrano Murrieta

Enrique Hernández-Pons Torres

Héctor Hernández-Pons Torres

Esteban Malpica Fomperosa

Comité de Finanzas y Planeación:

Ernesto Ramos Ortíz
Presidente

José G. Aguilera Medrano

Enrique Castillo Sánchez Mejorada

Héctor Hernández-Pons Torres

Comité Ejecutivo:

Enrique Hernández-Pons Torres
Presidente

José G. Aguilera Medrano

Pedro Gracia-Medrano Murrieta

Héctor Hernández-Pons Torres

Esteban Malpica Fomperosa

Alejandro Martínez Gallardo

Ernesto Ramos Ortíz

Comentarios y Análisis de la Administración sobre los Resultados de Operación y Situación Financiera

El análisis que a continuación se presenta debe ser leído en conjunto con la Carta del Presidente a los accionistas, los Estados Financieros Consolidados y Dictaminados así como con las notas que los acompañan, mismos que forman parte de este informe anual. Las cifras están expresadas en miles de pesos de poder adquisitivo al 31 de diciembre del año 2002, a menos que se especifique lo contrario. A continuación se presenta un análisis comparativo de los ejercicios terminados el 31 de diciembre de los años 2002 y 2001.

Ventas Netas

Durante el año 2002 logramos las ventas más altas en la historia del Grupo, alcanzando un total de $4,566.5 millones de pesos en el ejercicio 2002, que representaron un incremento del 10.3% con respecto al año 2001. El volumen aumentó 43.2% pasando de 26.2 millones de cajas vendidas en el 2001 a 37.5 millones de cajas vendidas durante el 2002. Este importante incremento responde tanto a la nueva línea de pastas alimenticias cuyas ventas iniciamos a partir de febrero del mismo año, como al crecimiento del 6.5% en las ventas de nuestras líneas tradicionales.

El segmento de Salsas y Aderezos contribuyó en el año 2002 con el 50% del total de las ventas, logrando incrementar las ventas 5.6% en cajas y 1.2% en pesos con respecto al año 2001, no obstante que sostuvimos precios y ofrecimos promociones y descuentos durante el año, que nos ayudaron a incrementar el volumen de las ventas y mantener el liderazgo.

Los segmentos de Jugos, frutas y postres y de Vegetales, mostraron variaciones negativas de 1.8% y 2.4% en cajas respectivamente y del 2.0% y 12.2% en pesos respectivamente. Durante el 2002 continuamos enfrentándonos a una agresiva competencia y a un ambiente de consumo débil que afectaron las ventas de algunos de los productos que componen estos segmentos.

Carnes y Mariscos, logró importantes crecimientos del 36.1% en cajas y del 12.3% en pesos, a consecuencia de la eficiencias logradas en captura, procesamiento y comercialización de sardina y atún a precios competitivos. representando el 11% del total de las ventas del Grupo.

Obtuvimos excelentes sinergias entre la nueva línea de negocios de Pastas Alimenticias y los otros segmentos que componen nuestras ventas, lo que ocasionó un incremento importante en las ventas del Grupo. Las ventas de Pastas en el 2002 ascendieron a $386.5 millones de pesos con un total de 9.3 millones de cajas, representando el 8% de las ventas totales de la empresa. La excelente calidad de los productos, así como su cada día mayor presencia y posicionamiento en el mercado, plantean un alentador panorama para este segmento.

El segmento de varios, el cual incluye los productos de Higiene y Cuidado personal, representó el 2% de las ventas del Grupo en el 2002, obteniendo disminuciones del 18.8% en cajas y del 4.6% en pesos.

Las exportaciones durante el año observaron importantes crecimientos del 17.6% en cajas y del 13.1% en pesos y representaron el 7% de las ventas totales. Este comportamiento es favorable, si se toma en cuenta el entorno económico deprimido de nuestros principales mercados de exportación, y se explica por la mejor distribución llevada a cabo en los Estados Unidos de América y a la venta de nuevos productos en los mercados internacionales.

Costo de Ventas

El costo de ventas en el año 2002 fue de $2,600.8 millones de pesos, cifra 11.9% superior a la observada en el 2001, como consecuencia del incremento en ventas y de la presión del alza de algunas materias primas, como son aceite de soya y acero, principalmente.


EBITDA/Gastos financieros
5.3
4.5
01
02

Utilidad Bruta

La utilidad bruta en el periodo ascendió a $1,965.8 millones de pesos, mostrando un crecimiento del 8.2% con respecto al año 2001 y un margen bruto de 43.0%.

Gastos de Operación

Los gastos de operación en el año 2002 fueron de $1,473.6 millones de pesos, presentando un crecimiento del 8.1% respecto al año 2001, debido a la distribución de volúmenes adicionales manejados en pastas y a las promociones efectuadas en el año, particularmente en el último trimestre. Las ventas crecieron más que los gastos, razón por la cual la relación de gastos a ventas disminuyó del 32.9% en el año 2001 a 32.3% en este ejercicio, mostrando una mayor eficiencia operativa.

Utilidad de Operación y EBITDA

La utilidad de operación del año 2002 fue de $492.2 millones de pesos, cifra 8.4% superior a la observada en el año 2001, con un margen operativo de 10.8% cifra similar a la del año 2001. Asimismo, logramos un incremento en el EBITDA del 8.9% con un margen del 13.3%, ligeramente menor al del año previo. Los menores gastos de operación no contrarrestaron la presión en márgenes derivada del aumento en costos.

Costo Integral de Financiamiento

El costo integral de financiamiento en el año 2002 fue de $129.3 millones de pesos, el cual al ser comparado con los $80.7 millones de pesos del ejercicio 2001, presenta un crecimiento del 60.2%, esto como resultado de la pérdida cambiaria observada en este ejercicio como consecuencia de la depreciación del peso frente al dólar.


EBITDA
$608,484
$558,548
01
02

Provisión para Impuestos y Participación de Utilidades a los Trabajadores

Las provisiones de impuestos y la participación de utilidades a los trabajadores en este ejercicio, fueron de $103 millones de pesos, cifra 31.7% inferior a la observada en el ejercicio 2001. Esta disminución es resultado de una menor base gravable en función de menores utilidades.

Utilidad Neta Mayoritaria

La utilidad neta en el año 2002 fue de $142.0 millones de pesos, cifra 2.4% superior a la del año 2001, afectada por el costo integral de financiamiento como consecuencia de la depreciación del peso. El margen neto en el 2002 se situó en 3.1%, ligeramente inferior al 3.4% del 2001.

Cambios en la Situación Financiera

Generación de Recursos

Los recursos netos generados por la operación en el ejercicio 2002 ascendieron a $151.8 millones de pesos, cifra 46.0% inferior a la observada en el ejercicio 2001, derivado de mayores requerimientos de capital de trabajo.

Operaciones de Financiamiento

Las actividades de financiamiento en el año observaron un incremento ante las adquisiciones e inversiones iniciadas en este ejercicio. El efectivo derivado de financiamiento en el año 2002 fue de 67.9 millones de pesos.

Inversiones

Durante el 2002, llevamos a cabo diversas adquisiciones e inversiones por la cantidad aproximada de $300 millones de pesos que se aplicaron en lo siguiente: la compra de las marcas Yemina y Vesta, así como su equipo de producción ($180 millones de pesos); la compra de un terreno en San Luis Potosí para llevar a cabo la construcción de un complejo industrial para Barilla, McCormick y Herdez ($70 millones); la construcción de la planta Barilla en el complejo industrial antes mencionado ($30 millones de pesos); inversiones diversas para perfeccionamiento de procesos productivos en las plantas de Yavaros, Veracruz, San Luis Potosí y México ($20 millones de pesos).

El efectivo utilizado en actividades de inversión disminuyó ligeramente con respecto al año previo, como consecuencia de la operación de venta y arrendamiento de nuestros tres barcos atuneros por la cantidad aproximada de $200 millones de pesos.



Pasivo con costo corto plazo/pasivo con costo total
43%
24.7%
01
02

Pasivos con Costo

Los pasivos con costo de la compañía se incrementaron 16.7% al situarse en $1,359.3 millones, como resultado principalmente de las necesidades de financiamiento de los proyectos de inversión. El perfil de la deuda bancaria, mejoró considerablemente ya que los vencimientos a corto plazo representaron solamente el 25% de la deuda total, en comparación con el 43% del año pasado, mientras que la deuda denominada en moneda extranjera representó el 25% del total de la deuda, en comparación con el 43% al cierre del año 2001.



Pasivo circulante/ Pasivo Total
50%
40%
01
02

Dictamen de los Auditores Externos

Tlalnepantla, Méx., 6 de febrero de 2003

A los Accionistas de

Grupo Herdez, S. A. de C. V.

Hemos examinado los balances generales consolidados e individuales de Grupo Herdez, S. A. de C. V. y subsidiarias y de Grupo Herdez, S. A. de C. V. (como entidad legal separada) al 31 de diciembre de 2002 y de 2001 y los estados consolidados e individuales de resultados, de variaciones en el capital contable y de cambios en la situación financiera que les son relativos, por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la administración de la compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorías.

Nuestros exámenes fueron realizados de acuerdo con las normas de auditoría generalmente aceptadas, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes, y de que están preparados de acuerdo con los principios de contabilidad generalmente aceptados. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, los estados financieros consolidados e individuales antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de Grupo Herdez, S. A. de C. V. y subsidiarias y de Grupo Herdez, S. A. de C. V. (como entidad legal separada) al 31 de diciembre de 2002 y de 2001 y los resultados consolidados e individuales de sus operaciones, las variaciones en el capital contable y los cambios en la situación financiera por los años que terminaron en esas fechas, de conformidad con los principios de contabilidad generalmente aceptados.

PricewaterhouseCoopers

C.P. Luis A. Martínez Gómez

Informe de los Comisarios

México, D. F., 6 de febrero de 2003

A la Asamblea General de Accionistas de Grupo Herdez, S. A. de C.V.

En nuestro carácter de Comisarios y en cumplimiento de lo dispuesto en el Artículo 166 de la Ley General de Sociedades Mercantiles y de los estatutos de la Sociedad, rendimos nuestro dictamen sobre la veracidad, suficiencia y razonabilidad de la información financiera que ha presentado a ustedes el Consejo de Administración, en relación con la marcha de la Sociedad, por el año terminado el 31 de diciembre de 2002.

Hemos asistido a las Asambleas de Accionistas, a las Juntas del Consejo de Administración y a las de auditoría y sesiones del Comité a las que hemos sido convocados y hemos obtenido de los directores y administradores, la información sobre las operaciones, documentación y registros que consideramos necesario examinar. Nuestra revisión ha sido efectuada de acuerdo con las normas de auditoría generalmente aceptadas.

En nuestra opinión, los criterios y políticas contables y de información financiera seguidos por la Sociedad y considerados por los administradores para preparar la información financiera presentada por los mismos a esta Asamblea, son adecuados y suficientes y, se aplicaron en forma consistente con el ejercicio anterior; por lo tanto, dicha información refleja en forma veraz, razonable y suficiente la situación financiera de Grupo Herdez, S. A. de C.V. al 31 de diciembre de 2002, los resultados de sus operaciones, las variaciones en el capital contable y los cambios en la situación financiera, por el año terminado en esa fecha, de conformidad con los principios de contabilidad generalmente aceptados.

C.P. Javier Soní Ocampo
Comisario

C.P. José Manuel Rincón Gallardo
Comisario

Balance General Consolidado

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS

Miles de pesos (Nota 1)

Activo	31 de diciembre de 2002	31 de diciembre de 2001
ACTIVO CIRCULANTE:		
Efectivo e inversiones a plazo menor de un año	$ 152,684	$ 47,312
Clientes	720,305	749,665
Otras cuentas por cobrar	109,948	140,409
Impuesto al valor agregado e impuesto sobre la renta por recuperar	198,251	181,247
Partes relacionadas (Nota 3)	13,431	51,441
	1,041,935	1,122,762
Inventarios (Nota 4)	850,488	803,511
Gastos pagados por anticipado	210,462	87,264
Suma el activo circulante	2,255,569	2,060,849
INMUEBLES, MAQUINARIA Y EQUIPO - Neto (Nota 5)	1,734,167	1,757,533
INVERSIÓN EN COMPAÑÍAS ASOCIADAS (Nota 6)	48,370	43,362
OTROS ACTIVOS	258,567	114,130
EXCESO DEL COSTO SOBRE EL VALOR NETO EN LIBROS DE LAS ACCIONES DE LAS SUBSIDIARIAS Y ASOCIADAS A LA FECHA DE SU ADQUISICIÓN (Nota 6)	254,622	254,622
AMORTIZACIÓN ACUMULADA	(179,191)	(165,633)
	75,431	88,989
	$ 4,372,104	$ 4,064,863

Pasivo y Capital Contable	31 de diciembre de 2002	31 de diciembre de 2001
PASIVO A CORTO PLAZO:		
Préstamos bancarios	$ 335,438	$ 500,662
Proveedores	298,048	303,424
Otras cuentas por pagar y gastos acumulados	219,354	126,737
Impuesto sobre la renta por pagar	1,486	13,394
Participación de los trabajadores en la utilidad por pagar	6,851	5,850
	861,177	950,067
Impuestos diferidos (Notas 1f. y 10)	398,993	426,978
PASIVO A LARGO PLAZO:		
Préstamos bancarios (Nota 7)	1,023,926	664,551
Primas de antigüedad acumuladas (Nota 1g.)	15,687	17,451
	1,039,613	682,002
Exceso del valor neto en libros sobre el costo de las acciones de subsidiaria a la fecha de adquisición (Nota 6)		20,555
Amortización acumulada		(19,870)
		685
Total pasivo	2,299,783	2,059,732
CAPITAL CONTABLE (Nota 9):		
Capital social		
Valor nominal	422,314	422,825
Actualización	356,677	356,648
	778,991	779,473
Utilidades acumuladas	2,467,837	2,398,906
Prima en suscripción de acciones	181,034	181,034
Insuficiencia en la actualización del capital	(1,865,199)	(1,786,149)
Efecto acumulado del impuesto sobre la renta diferido (Nota 1f.)	19,023	19,023
	802,695	812,814
INTERÉS MINORITARIO	490,635	412,844
	2,072,321	2,005,131
AVALES OTORGADOS (Nota 11)		
	$ 4,372,104	$ 4,064,863

Las once notas adjuntas son parte integrante de estos estados financieros.

Estado Consolidado de Resultados

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS

Miles de pesos (Nota 1)

	Año que terminó el 31 de diciembre de 2002	2001
Ventas netas	$ 4,566,580	$ 4,139,884
Otros ingresos	13,501	30,683
	4,580,081	4,170,567
Costos y gastos:		
Costo de ventas	2,600,782	2,323,458
Gastos de venta	647,102	566,205
Gastos de administración	228,552	251,996
Gastos de publicidad	583,994	531,503
Amortización del exceso del costo sobre el valor neto en libros de las acciones de las subsidiarias a la fecha de adquisición	14,605	16,936
Amortización del exceso del valor neto en libros sobre el costo de las acciones de subsidiarias a la fecha de adquisición	(685)	(4,112)
	4,074,350	3,685,986
Utilidad de operación	505,731	484,581
Costo integral de financiamiento:		
Intereses pagados - Neto	114,161	123,200
Diferencia en cambios - Neto	43,627	(20,153)
Utilidad por posición monetaria	(28,475)	(22,331)
	129,313	80,716
Utilidad antes de impuestos, participación en asociadas e interés minoritario	376,418	403,865
Provisiones para (Nota 10):		
Impuesto sobre la renta causado	95,037	142,814
Impuestos diferidos	1,354	2,314
	96,391	145,128
Participación de los trabajadores en la utilidad	6,610	5,573
	103,001	150,701
Utilidad antes de participación en asociadas e interés minoritario	273,417	253,164
Participación en asociadas	4,839	3,695
Utilidad neta consolidada	278,256	256,859
Utilidad aplicable a los accionistas minoritarios	136,204	117,959
Utilidad neta correspondiente a los accionistas de la compañía tenedora	$ 142,052	$ 138,900
Utilidad neta por acción (Nota 11.)	$ 0.337	$ 0.329

Las once notas adjuntas son parte integrante de estos estados financieros.

Estado de Variaciones en el Capital Contable

por los dos años que terminaron el 31 de diciembre de 2002 y de 2001

GRUPO HERDEZ, S. A. DE C.V. Y SUBSIDIARIAS

Miles de pesos (Nota 1)

	Capital social	Utilidades acumuladas	Prima en suscripción de acciones	Insuficiencia en la actualización del capital	Efecto acumulado del impuesto sobre la renta diferido (Notas 1f. y 9)	Interés minoritario
Saldos al 1 de enero de 2001	$ 781,521	$ 2,338,964	$ 181,034	($ 1,711,649)	$ 19,023	$ 449,237
Recompra de acciones en circulación (Nota 9)		(5,118)				
Disminución de capital por recompra de acciones (Nota 9)	(2,048)	2,048				
Pago de dividendos (Nota 9)		(75,888)				(152,309)
Utilidad integral 2001 (Nota 1m.)		138,900		(74,500)		115,916
Saldos al 31 de diciembre de 2001	779,473	2,398,906	181,034	(1,786,149)	19,023	412,844
Aumento de capital social en subsidiaria						92,186
Recompra de acciones en circulación (Nota 9)		(2,217)				
Disminución de capital por recompra de acciones	(571)	571				
Colocación de acciones		379				
Aumento de capital por colocación de acciones	89	(89)				
Pago de dividendos (Nota 9)		(71,765)				(146,694)
Utilidad integral 2002 (Nota 1m.)		142,052		(79,050)		132,299
Saldos al 31 de diciembre de 2002	$ 778,991	$ 2,467,837 [1]	$ 181,034	($ 1,865,199)	$ 19,023	$ 490,635

[1] Incluye $70,070 y $63,258 de reserva legal al 31 de diciembre de 2002 y de 2001.

Las once notas adjuntas son parte integrante de estos estados financieros.

Estado Consolidado de Cambios
en la situación financiera
GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS

Miles de pesos (Nota 1)

	Año que terminó el 31 de diciembre de	
Operación:	**2002**	**2001**
Utilidad neta	$ 142,052	$ 138,900
Cargos (créditos) a resultados que no afectaron los recursos:		
Interés minoritario en los resultados del año	136,204	117,959
Participación en asociadas	(4,839)	(3,695)
Depreciación	102,334	91,951
Impuesto sobre la renta diferido	1,354	2,314
Amortización del exceso del costo sobre el valor neto en libros de las acciones de las subsidiarias a la fecha de adquisición	14,605	16,936
Amortización del exceso del valor neto en libros sobre el costo de las acciones de subsidiarias a la fecha de adquisición	(685)	(4,112)
Variación en inventarios, otros activos, cuentas por cobrar y por pagar	(239,193)	(79,014)
Recursos generados por la operación	151,832	281,239
Financiamiento:		
Aumento de capital en subsidiarias	92,186	
Dividendos pagados al interés minoritario	(146,694)	(152,309)
Dividendos pagados a accionistas mayoritarios	(71,765)	(75,888)
Préstamos obtenidos (pagados) - Neto	194,151	(12,644)
Recursos generados por (utilizados en) actividades de financiamiento	67,878	(240,841)
Inversión:		
Aumento de capital en asociadas	(4,013)	
Recompra de acciones	(2,217)	(5,118)
Colocación de acciones	379	
Adquisición de activo fijo	(108,487)	(119,114)
Recursos utilizados en actividades de inversión	(114,338)	(124,232)
Aumento (disminución) en efectivo e inversiones a plazo menor de un año	105,372	(83,834)
Efectivo e inversiones a plazo menor de un año al principio del año	47,312	131,146
Efectivo e inversiones a plazo menor de un año al fin del año	$ 152,684	$ 47,312

Las once notas adjuntas son parte integrante de estos estados financieros.

Balance General

GRUPO HERDEZ, S. A. DE C.V.

Miles de pesos (Nota 1)

Activo	31 de diciembre de 2002	2001
ACTIVO CIRCULANTE:		
Efectivo e inversiones a plazo menor de un año	$ 736	$ 381
Otras cuentas por cobrar	311	292
Partes relacionadas (Nota 3)	19,435	7,392
Impuesto al valor agregado e impuesto sobre la renta por recuperar	4	2,628
Suma el activo circulante	20,486	10,693
MAQUINARIA Y EQUIPO - Neto (Nota 5)	10,377	12,423
INVERSIÓN EN COMPAÑÍAS SUBSIDIARIAS Y ASOCIADAS (Nota 6)	1,606,339	1,583,723
EXCESO DEL COSTO SOBRE EL VALOR NETO EN LIBROS DE LAS ACCIONES DE LAS SUBSIDIARIAS A LA FECHA DE SU ADQUISICIÓN (Nota 6)	188,327	188,327
AMORTIZACIÓN ACUMULADA	(113,865)	(102,085)
	74,462	86,242
IMPUESTOS DIFERIDOS (Notas 1f. y 10)	32,911	29,504
	$ 1,744,575	$ 1,722,585

Pasivo y Capital Contable	2002	2001
PASIVO A CORTO PLAZO:		
Préstamos bancarios	$ 48,439	$ 106,696
Impuesto sobre la renta por pagar	1,088	1,960
Otras cuentas por pagar	13,362	20,957
Suma el pasivo a corto plazo	62,889	129,613
PASIVO A LARGO PLAZO:		
Préstamos bancarios (Nota 7)	100,000	
Exceso del valor neto en libros sobre el costo de las acciones de subsidiaria a la fecha de adquisición (Nota 6)		20,555
Amortización acumulada		(19,870)
		685
CAPITAL CONTABLE (Nota 9):		
Capital social		
Valor nominal	422,314	422,825
Actualización	356,677	356,648
	778,991	779,473
Utilidades acumuladas	2,467,837	2,398,906
Prima en suscripción de acciones	181,034	181,034
Insuficiencia en la actualización del capital	(1,865,199)	(1,786,149)
Efecto acumulado del impuesto sobre la renta diferido (Notas 1f. y 10)	19,023	19,023
	802,695	812,814
AVALES OTORGADOS (Nota 11)		
	$ 1,744,575	$ 1,722,585

Las once notas adjuntas son parte integrante de estos estados financieros.

Estado de Resultados

GRUPO HERDEZ, S.A. DE C.V.

Miles de pesos (Nota 1)

	Año que terminó el 31 de diciembre de	
	2002	2001
Participación en los resultados de subsidiarias	$ 154,948	$ 152,028
Otros ingresos	3,780	4,146
	158,728	156,174
Gastos de operación:		
Gastos de administración	6,818	5,012
Amortización del exceso del costo sobre el valor neto en libros de las acciones de las subsidiarias a la fecha de adquisición	11,780	11,780
Amortización del exceso del valor neto en libros sobre el costo de las acciones de subsidiarias a la fecha de adquisición	(685)	(4,112)
	17,913	12,680
Utilidad de operación	140,815	143,494
Costo integral de financiamiento:		
Intereses pagados - Neto	8,601	15,430
Diferencia en cambios - Neto	1,740	589
Utilidad por posición monetaria	(8,170)	(7,872)
	2,171	8,147
Utilidad antes de la siguiente provisión	138,644	135,347
Impuesto sobre la renta diferido (Nota 10)	(3,408)	(3,553)
Utilidad neta del año	$ 142,052	$ 138,900
Utilidad neta por acción	$ 0.337	$ 0.329

Las once notas adjuntas son parte integrante de estos estados financieros.

Estado de Cambios en la Situación Financiera

GRUPO HERDEZ, S. A. DE C.V.

Miles de pesos (Nota 1)

	Año que terminó el 31 de diciembre de	
Operación:	2002	2001
Utilidad neta del año	$ 142,052	$ 138,900
(Créditos) cargos a resultados que no afectaron los recursos:		
Participación en los resultados de subsidiarias	(154,948)	(152,028)
Depreciación	2,046	2,046
Amortización del exceso del costo sobre el valor neto en libros de las acciones de las subsidiarias a la fecha de adquisición	11,780	11,780
Amortización del exceso del valor neto en libros sobre el costo de las acciones de subsidiarias a la fecha de adquisición	(685)	(4,112)
Impuesto sobre la renta diferido	(3,408)	(3,553)
Variación en cuentas por cobrar y por pagar	(20,551)	19,156
Recursos (utilizados en) generados por la operación	(23,714)	12,189
Financiamiento:		
Dividendos recibidos de subsidiarias	144,802	152,309
Dividendos pagados a accionistas	(71,765)	(75,888)
Préstamos obtenidos (pagados) - Neto	41,743	(83,418)
Recursos generados por (utilizados en) actividades de financiamiento	114,780	(6,997)
Inversión:		
Aumento de capital en asociadas	(88,873)	
Recompra de acciones	(2,217)	(5,118)
Colocación de acciones	379	
Recursos utilizados en actividades de inversión	(90,711)	(5,118)
Aumento en efectivo e inversiones a plazo menor de un año	355	74
Efectivo e inversiones a plazo menor de un año al principio del año	381	307
Efectivo e inversiones a plazo menor de un año al fin del año	$ 736	$ 381

Las once notas adjuntas son parte integrante de estos estados financieros.

31 DE DICIEMBRE DE 2002 Y DE 2001

Cifras monetarias expresadas en miles de pesos de poder adquisitivo del 31 de diciembre de 2002, excepto las relativas a tipos de cambio.

NOTA 1 - PRINCIPIOS DE CONSOLIDACIÓN Y RESUMEN DE POLÍTICAS DE CONTABILIDAD:

Las principales actividades de la compañía son establecer, organizar, adquirir y promover toda clase de sociedades y negocios comerciales e industriales. La compañía no tiene empleados a su servicio. Los estados financieros consolidados incluyen los relativos a Grupo Herdez, S. A. de C. V. (Grupher) y sus siguientes subsidiarias:

Compañía	Porcentaje de participación	Actividad
Herdez, S. A. de C.V. (Herdez)	100%	Manufactura, producción, compra y venta de productos alimenticios envasados, cosméticos y productos de tocador, importación y exportación de bienes y servicios y prestación de servicios contables, administrativos, de distribución e inmobiliarios. Además es la tenedora mayoritaria de las acciones de Arpons, S.A. de C.V. (Arpons) 100%, Herimex, S.A. de C.V. (Herimex) 51%, Herport,S.A. de C.V. (Herport) 50%, Hersail, S.A. de C.V. (Hersail) 50%, Grupo Inmobiliario (Inmobiliarias) 100% y Herdez Europa 60%.
Grupo Búfalo, S.A. de C.V. (Grupo Búfalo)	100%	Establecer, organizar, adquirir y promover toda clase de sociedades y negocios comerciales e industriales y la fabricación y compra-venta de productos alimenticios en conserva y salmuera.
Yavaros Industrial, S.A de C.V. (Yavaros)	100%	Captura de especies marinas, captación de productos agrícolas e industrialización, procesamiento y comercialización de productos marinos y agrícolas.
Alimentos Deshidratados del Bajío, S.A. de C.V. (ADB)	100%	Fabricación, venta y distribución de cebolla, ajo, productos vegetales y productos cápsicos deshidratados y poseedora del 48% del capital de Fórmula Alimenticia, S.A. de C.V.
Almacenadora Herpons, S.A. de C.V. (Almacenadora Herpons)	100%	Construcción, adquisición y establecimiento de toda clase de oficinas, almacenes y bodegas para el depósito de toda clase de bienes susceptibles de comercio.
Hersea, S.A. de C.V. (Hersea)	100%	Actuar como sociedad naviera dedicada a la empresa del mar, para la explotación de embarcaciones pesqueras.
Miel Carlota, S.A. de C.V. (Miel Carlota)	95%	Compra y venta de miel de abeja y productos relacionados con la apicultura.
Hormel Alimentos, S.A. de C.V. (Hormel Alimentos)	50%	Compra, venta, producción, distribución, importación y exportación de toda clase de productos alimenticios.
McCormick de México, S.A. de C.V. (McCormick)	50%	Elaboración y envasado de productos alimenticios.
Sociedad de Desarrollo Agrícola H. P., S.A. de C.V. (SDA)	50%	Llevar a cabo cualquier actividad de tipo agropecuaria, agroindustrial y forestal de agricultura.
Barilla México, S.A. de C.V.	50% [1]	Compra, importación, venta y distribución de toda clase de pastas alimenticias.

[1] Compañía adquirida en enero 2002 con aportación de $58,874, efectuando una aportación adicional de capital por $30,000 en el mes de noviembre de 2002.

Los estados financieros que se acompañan han sido preparados de acuerdo con principios de contabilidad generalmente aceptados, y a continuación se resumen las políticas de contabilidad más importantes:

a. Las cifras de los estados financieros se expresan en miles de pesos de poder adquisitivo del 31 de diciembre de 2002.

b. Todos los saldos y operaciones importantes entre las compañías se eliminan en la consolidación. Además, se acompañan estados financieros individuales de Grupher al 31 de diciembre de 2002 y de 2001, en los cuales la inversión en subsidiarias (eliminada en consolidación contra la inversión de los accionistas de las subsidiarias) se valúa por el método de participación.

El exceso del costo sobre el valor neto en libros de las acciones adquiridas se amortiza en 15 años.

El exceso del valor neto en libros sobre el costo de las acciones adquiridas de Yavaros, se amortizó en cinco años, concluyendo su amortización el 31 de diciembre de 2002.

c. Las inversiones a plazo menor de un año se expresan al costo, el cual es semejante a su valor de mercado.

d. Los inventarios se encuentran expresados al costo de la última compra o producción, los cuales no exceden al valor de mercado. El costo de ventas se determinó por el método de últimas entradas primeras - salidas.

e. Los inmuebles, maquinaria y equipo y su depreciación acumulada se actualizan aplicando factores derivados del Índice Nacional de Precios al Consumidor (INPC) de acuerdo con las disposiciones contenidas en el Quinto Documento de Adecuaciones al Boletín B-10, emitido por el Instituto Mexicano de Contadores Públicos (IMCP).

A partir de 2001 la administración consideró actualizar las embarcaciones de procedencia extranjera correspondiente a Yavaros por medio de la aplicación del INPC del país de origen de la moneda en que fueron adquiridos, debido a que valúa y apega de mejor forma el valor de mercado de estos activos, dada las características.

f. El impuesto sobre la renta se reconoce de acuerdo con las disposiciones del Boletín D-4 Revisado "Tratamiento Contable del Impuesto Sobre la Renta (ISR), del Impuesto al Activo (IA) y de la Participación de los Trabajadores en la Utilidad (PTU)", con base al método de activos y pasivos con enfoque integral. Bajo este método se reconoce en principio, un ISR diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos.

g. Las primas de antigüedad que los trabajadores tienen derecho a percibir al terminar la relación laboral después de 12 años de servicios de acuerdo con el contrato colectivo de trabajo, se reconocen como costo de los años en que se prestan los servicios correspondientes, a través de aportaciones a un fondo en fideicomiso irrevocable, con base en estudios actuariales.

Los planes mencionados anteriormente, se calculan de acuerdo con el método de crédito unitario proyectado. A continuación se resumen los principales datos financieros de dichos planes al 31 de diciembre de 2002 y de 2001:

	31 de diciembre de	
	2002	2001
Obligación por beneficios proyectados	($ 51,640)	($ 46,833)
Activos de los planes a valor de mercado	9,511	5,826
Servicios anteriores no amortizados	20,528	22,990
Variación en supuestos y ajustes no amortizados	5,914	566
Pasivo neto proyectado	($ 15,687)	($ 17,451)
Obligación por beneficios actuales	($ 40,556)	($ 16,300)
Pasivo (activo) de transición no amortizado	$ 24,869	($ 1,150)
Costo neto del periodo	$ 7,685	$ 6,788

El pasivo (activo) de transición se está amortizando sobre la vida laboral promedio remanente de los trabajadores que se espera reciban los beneficios del plan aproximadamente 16 años.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se llevan a resultados en el año en que se vuelven exigibles.

h. Las transacciones en monedas extranjeras se registran a los tipos de cambio vigentes en las fechas de su concertación.

Los activos y pasivos en dichas monedas se expresan en moneda nacional a los tipos de cambio vigentes a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del ejercicio se aplican a los resultados.

i. El resultado por posición monetaria representa el efecto de la inflación medida en términos del INPC sobre el neto de los activos y pasivos monetarios mensuales del año.

j. El capital social, la prima en suscripción de acciones y los resultados acumulados representan el valor de dichos conceptos en términos de poder adquisitivo al fin del ejercicio, y se determinan aplicando a los importes históricos factores derivados del INPC.

La prima en suscripción de acciones representa la diferencia en exceso entre el pago de las acciones suscritas y el valor nominal de los mismos.

k. La insuficiencia en la actualización del capital contable está representada básicamente por el resultado acumulado por posición monetaria y por el resultado por tenencia de activos no monetarios, el cual representa el incremento en el valor actualizado de estos activos, aplicando costos específicos, por encima o por debajo de la inflación medida en términos del INPC.

l. La utilidad neta por acción está calculada con base en el promedio ponderado de acciones en circulación de acuerdo con las disposiciones contenidas en el Boletín B-14 "Utilidad por Acción" emitido por el IMCP.

m. A partir del 1 de enero de 2001, inició la vigencia del Boletín B-4 "Utilidad Integral", que requiere que los diferentes conceptos que integran el capital ganado (perdido) durante el ejercicio, se muestren en el estado de variaciones en el capital contable, bajo el concepto de utilidad integral.

A continuación se presenta la utilidad integral correspondiente al ejercicio de 2002 y de 2001:

	31 de diciembre de 2002			
	Utilidades acumuladas	Insuficiencia en la actualización del capital	Interés minoritario	Utilidad integral
Utilidad neta	$ 142,052		$ 136,204	$ 278,256
Resultado por tenencia de activos no monetarios		($ 79,050)	(3,905)	(82,955)
	$ 142,052	($ 79,050)	$ 132,299	$ 195,301



	31 de diciembre de 2001			
	Utilidades acumuladas	Insuficiencia en la actualización del capital	Interés minoritario	Utilidad integral
Utilidad neta	$ 138,900		$ 117,959	$ 256,859
Resultado por tenencia de activos no monetarios		($ 74,500)	(2,043)	(76,543)
	$ 138,900	($ 74,500)	$ 115,916	$ 180,316

NOTA 2 - POSICIÓN EN MONEDA EXTRANJERA:

Al 31 de diciembre de 2002 el tipo de cambio fue de $10.44 por dólar ($9.17 al 31 de diciembre de 2001). Al 6 de febrero de 2003, fecha de emisión de los estados financieros dictaminados, el tipo de cambio fue de $10.87.

La información que se muestra a continuación se expresa en miles de dólares americanos (Dls.) por ser la moneda extranjera preponderante para la compañía.

Al 31 de diciembre de 2002 y de 2001, las compañías tenían los siguientes activos y pasivos monetarios en dólares:

	Consolidado		Grupher	
	2002	2001	2002	2001
Activos	Dls. 12,605	Dls. 4,642	Dls. 662	Dls. 679
Pasivos	(34,159)	(47,238)	(1,000)	
Posición neta (corta) larga	(Dls. 21,554)	(Dls. 42,596)	(Dls. 338)	Dls. 679

Al 31 de diciembre de 2002 y de 2001, la compañía y sus subsidiarias tenían la posición de activos no monetarios de origen extranjero o cuyo costo de reposición se puede determinar únicamente en dólares como se muestra a continuación:

	Consolidado		Grupher	
	2002	2001	2002	2001
Inventarios	Dls. 4,129	Dls. 2,297		
Maquinaria y equipo	79,476	75,360	Dls. 1,938	Dls. 1,938
	Dls. 83,605	Dls. 77,657	Dls. 1,938	Dls. 1,938

En la página siguiente se resumen las exportaciones e importaciones de bienes y servicios efectuadas por las subsidiarias (excluyendo las de maquinaria y equipo para su propio uso), junto con sus ingresos y gastos en dólares.

	Año que terminó el 31 de diciembre de			
		2002		2001
Exportaciones de mercancías	Dls.	30,937	Dls.	27,420
Importaciones de producto terminado		(5,725)		(6,573)
Gastos por regalías y servicios técnicos		(8,591)		(7,864)
Gastos por intereses		(3,150)		(5,617)
Ingresos por regalías		753		723
Neto	Dls.	14,224	Dls.	8,089

NOTA 3 - ANÁLISIS DE SALDOS Y TRANSACCIONES CON PARTES RELACIONADAS:

A continuación se presentan los principales saldos y transacciones con compañías tenedora, subsidiarias y afiliadas al 31 de diciembre de 2002 y de 2001.

	Consolidado		Grupher	
Cuentas por cobrar (por pagar):	2002	2001	2002	2001
Hechos con Amor, S.A. de C.V.	$ 13,247	$ 46,519	$ 22,817	$ 12,735
Créame, S.A. de C.V.	2,814	63		
Herdez Corporation	1,395	1,360		
Herimex Corporation		3,918		
Empresas H. P., S.A. de C.V.	139	2,836		
Yavaros			6,032	5,605
Herdez			(8,487)	(11,477)
Corporativo Cinco, S.A. de C.V.	(950)	(5,659)		
McCormick and Company, Inc.	(14,515)	(17,869)		
Herflot, S.A. de C.V.	1,251	(4,073)		
Herflot Tijuana, S.A. de C.V.	2,165	4,304		
Barilla Alimentare	(3,958)		506	
Otros - Neto	11,843	20,042	(1,433)	529
	$ 13,431	$ 51,441	$ 19,435	$ 7,392



	Año que terminó el 31 de diciembre de			
	2002	2001	2002	2001
Transacciones:	Consolidado		Grupher	
Venta (compra) de activos	$ 963	($ 9,776)		
Intereses cobrados	775	1,720	$ 463	$ 587
Intereses pagados	(6)		(6)	(217)
Ingresos por servicios	6,392	6,696	3,821	4,146
Gastos de arrendamiento	(41,574)	(40,718)		
Ingresos por maquila	3,402	4,146		
Servicios administrativos	(111,030)	(104,599)		
Regalías		(52)		
Servicios de fletes	(18,357)	(15,579)		
Servicios de empaquetado	(11,469)	(11,315)		
Compra de etiquetas	(70,962)	(53,465)		
	($ 241,866)	($ 222,942)		

Al 31 de diciembre de 2002 y de 2001 los totales arriba señalados representan el 5% del total de ingresos y del total de activos.

NOTA 4 - ANÁLISIS DE INVENTARIOS:

	31 de diciembre de	
	2002	2001
Productos terminados	$ 419,392	$ 336,647
Productos semiterminados y en proceso	13,537	14,089
Materias primas y material de empaque	185,470	173,975
Inventarios en poder de maquiladores y consignatarios	210,953	252,575
Almacén de refacciones	21,136	26,225
	$ 850,488	$ 803,511

NOTA 5 - ANÁLISIS DE INMUEBLES, MAQUINARIA Y EQUIPO:

	Año que terminó el 31 de diciembre de			
	Consolidado		Grupher	
	2002	2001	2002	2001
Edificios	$ 526,404	$ 466,603		
Maquinaria y herramientas	1,527,135	1,567,559	$ 20,464	$ 20,464
Muebles y equipo de oficina	55,932	52,874		
Equipo para estibar y equipo de transporte	56,452	53,735		
Equipo electrónico de datos	43,955	39,182		
Colmenas	3,764	3,975		
	2,213,642	2,183,928	20,464	20,464
Depreciación acumulada	(959,542)	(893,131)	(10,087)	(8,041)
	1,254,100	1,290,797	10,377	12,423
Terrenos	212,775	190,738		
Construcciones en proceso, maquinaria en tránsito y anticipos a proveedores	267,292	275,998		
	$ 1,734,167	$ 1,757,533	$ 10,377	$ 12,423

Al 31 de diciembre de 2002 se están arrendando tres barcos por medio de arrendamiento puro. El importe de las rentas de dos barcos importa Dls.377,157 y por el tercer barco Dls.270,844 y se efectúan en forma trimestral, con vencimientos en mayo del año 2007 y 2010, respectivamente.

NOTA 6 - INVERSIÓN EN COMPAÑÍAS SUBSIDIARIAS Y ASOCIADAS:

Compañía[1]	Porción de inversión en el capital de la emisora	Total	Diferencia entre el costo de adquisición y el valor neto en libros de las acciones a la fecha de adquisición
Subsidiarias consolidadas:			
Herdez	100%	$ 751,341	
McCormick	50%	310,586	
Yavaros	100%	82,671	
Grupo Búfalo	100%	94,103	$ 106,840
ADB	100%	36,588	14,177
Almacenadora Herpons	100%	48,007	21,141
Miel Carlota	95%	22,796	18,321
Hormel Alimentos	50%	51,469	486
Hersea	100%	41,734	
SDA	50%	424	
Barilla México	50%	127,980	
Asociadas		38,640	27,362
		$ 1,606,339	$ 188,327
Asociadas de las subsidiarias		$ 9,730	$ 66,295

[1]Los estados financieros de estas compañías han sido auditados por contador público independiente.



NOTA 7 - ANÁLISIS DE PRÉSTAMOS BANCARIOS:

Los préstamos bancarios al 31 de diciembre de 2002 se analizan a continuación:

Vencimiento	Tasa promedio	Consolidado	Grupher
2004			
Moneda Nacional	9.42%	$ 150,000	
Dólares	5.0%	28,186	
2007			
Moneda Nacional	9.62%	543,000	$ 100,000
Dólares	4.10%	156,590	
2008			
Dólares	4.18%	146,150	
Total préstamo a largo plazo		$ 1,023,926	$ 100,000

Algunos créditos incluyen obligaciones de hacer y no hacer a una de las subsidiarias, las cuales se cumplen completamente al 31 de diciembre de 2002.

NOTA 8 - INFORMACIÓN FINANCIERA POR SEGMENTOS:

La administración del Grupo genera en forma interna un conjunto de información financiera que sirve de base para la evaluación y toma de sus decisiones, por lo cual a continuación se muestra la información por segmento geográfico de ventas realizadas al extranjero:

	31 de diciembre de			
	2002		2001	
	México	Estados Unidos	México	Estados Unidos
Ventas netas	$ 4,281	$ 286	$ 3,869	$ 270
Utilidad de operación	475	17	452	2
Utilidad neta	134	8	138	1
Depreciación y amortización	109	7	97	7
EBITDA	584	24	549	9
Activos totales	4,098	274	3,799	265
Pasivos totales	2,156	144	1,925	134

NOTA 9 - CAPITAL CONTABLE:

En Asamblea General Ordinaria de Accionistas celebrada el 19 de marzo de 2002, se acordó decretar dividendos a favor de los accionistas con cargo a utilidades acumuladas por $71,765 ($69,722 valor nominal).

En Asamblea General Ordinaria de Accionistas celebrada el 19 de abril de 2001, se acordó decretar dividendos a favor de los accionistas con cargo a utilidades acumuladas por $75,888 ($69,932 valor nominal).

Los dividendos que se paguen estarán libres del impuesto sobre la renta si provienen de la Cuenta de Utilidad Fiscal Neta (CUFIN), por el excedente se pagará el 34% sobre el resultado de multiplicar el dividendo pagado por el factor del 1.5151; el impuesto correspondiente será a cargo de la empresa y podrá acreditarse contra el ISR que cause la sociedad en el ejercicio en que se distribuya, o en los dos ejercicios siguientes. Los dividendos pagados no estarán sujetos de retención alguna.

En caso de reducción de capital, estará tratado como si fuera dividendo, el excedente del capital contable sobre las aportaciones, actualizadas de acuerdo con los procedimientos establecidos por la Ley de ISR.

Los valores nominales de los componentes de la inversión de los accionistas distintos al capital social con sus respectivos incrementos por actualización, se muestran a continuación:

	Valor nominal	Incremento por actualización
Utilidades acumuladas	$ 1,267,924	$ 1,199,913
Prima en suscripción de acciones	$ 43,572	$ 137,462

Durante 2002 y 2001, la compañía llevó a cabo la recompra de 570,000 y 1,915,037 acciones, respectivamente, que tenía en circulación en la Bolsa Mexicana de Valores por un importe de $2,217 ($2,216 nominal) y $5,118 ($4,793 nominal), respectivamente, por lo que un importe de $571 ($570 valor nominal) y $2,048 se redujeron del capital social, al 31 de diciembre de 2002 y de 2001.

El capital social de la compañía suscrito y pagado importa $422,314 más un incremento de $356,677 para expresarlo a pesos de poder adquisitivo del 31 de diciembre de 2002 y está representado por 422,046,063 acciones comunes nominativas sin expresión de valor nominal.

NOTA 10 - IMPUESTO SOBRE LA RENTA (ISR), IMPUESTO AL ACTIVO (IA), PARTICIPACIÓN DE LOS TRABAJADORES EN LA UTILIDAD (PTU) Y AMORTIZACIÓN DE PÉRDIDAS FISCALES:

La compañía y sus subsidiarias tienen autorización de la Secretaría de Hacienda y Crédito Público para determinar su resultado fiscal e IA sobre bases consolidadas.

Los cargos por ISR y PTU no son proporcionales a la utilidad antes de estos gravámenes, debido básicamente al efecto de las partidas de conciliación de naturaleza permanente (depreciación por revaluación, amortización del exceso del costo sobre el valor neto en libros de las acciones de las subsidiarias y el reconocimiento de los efectos de la inflación sobre bases diferentes para fines contables y fiscales).



Como resultado de las modificaciones a la Ley del ISR aprobadas el 1 de enero de 2002, la tasa del ISR (35%) se reducirá anualmente a partir de 2003 hasta que la tasa nominal sea del 32% en 2005.

Al 31 de diciembre de 2002 y de 2001 las principales diferencias temporales sobre las que se reconoce ISR diferido se analizan como se muestra a continuación:

	2002		2001	
	Consolidado	Grupher	Consolidado	Grupher
Estimación para valuación de activos y pasivos	$ 32,908		($ 21,660)	
Inventarios	(864,049)		(751,967)	
Activo fijo - Neto	(639,406)	($ 5,615)	(694,673)	($ 6,625)
Gastos anticipados	(197,989)		(74,330)	
Exceso en costo de acciones	92,044	91,583	78,287	78,287
Regalías por pagar al extranjero	20,820		19,316	
Pérdidas fiscales por amortizar	265,877	5,285	288,523	10,788
Otros			(423)	
	(1,289,795)	91,253	(1,156,927)	82,450
Tasa de ISR	34%	34%	35%	35%
	(438,530)	31,026	(404,924)	28,857
IA por recuperar	43,915	1,885	3,296	647
Impuesto diferido	(394,615)	32,911	(401,628)	29,504
Impuesto diferido por utilidad fiscal reinvertida	(4,378)		(25,350)	
Total impuestos diferidos	($ 398,993)	$ 32,911	($ 426,978)	$ 29,504

Por los años que terminaron el 31 de diciembre de 2002 y de 2001, la compañía determinó una pérdida fiscal por $5,285 y $10,705, respectivamente.

Por el ejercicio que terminó el 31 de diciembre de 2002, la compañía causó IA en forma individual por $1,885.

NOTA 11 - AVALES OTORGADOS:

Al 31 de diciembre de 2002 y de 2001, Grupher y una de sus subsidiarias tienen otorgados avales sobre créditos obtenidos por algunas de sus subsidiarias y afiliadas por un importe de $1,248,924 y $1,165,040, respectivamente.


COTIZA EN
BOLSA MEXICANA DE VALORES

HERDEZ

Información para los accionistas

Datos de la acción:

Clave BMV: Herdez

ADR Nivel 1: 25:1
Mercado: OTC
Símbolo: GUZBY
Cusip: 40050P109

Precio de la acción al cierre de:

31 de diciembre del 2001: $3.06
31 de diciembre del 2002: $4.08

Banco depositario:

The Bank of New York
Relaciones con Inversionistas
P.O. Box 11258
Church Street Station
New York, N.Y. 10286-1258
Tel. 1-888-BNY-ADRS (269-2377)
1-610-312-5315
E-mail: shareowner-svcs@bankofny.com

Oficinas Corporativas

Corporativo Cinco, S.A. de C.V.
Monte Pelvoux 215
Col. Lomas de Chapultepec
México, D.F. 11000

Relaciones con Inversionistas

Adriana Legorreta Gutiérrez
Tel 52 01 56 02/03
Fax 55 01 57 46
E-mail: alegorreta@herdez.com.mx

Internet: www.grupoherdez.com.mx


HERDEZ
GRUPO
HERDEZ.

Grupo Herdez S.A. de C.V.
Calzada San Bartolo Naucalpan 360
Col. Argentina Poniente
Delegación Miguel Hidalgo C.P.11230
Internet: www.grupoherdez.com.mx

NOTICE OF THE GENERAL ORDINARY SHAREHOLDERS ANNUAL MEETING OF GRUPO HERDEZ, S.A. DE C.V.

According to section eleven and twelve of the by laws of Grupo Herdez, S.A. de C.V., and Articles 181 and 182 of the Mexican General Law of Business Association, and by the resolution taken by the Board of Directors in their meeting of February 26, 2003, we convoke you to the General Ordinary Shareholders Annual Meeting which will take place on March 26, 2003 at 5:00 P.M. in Monte Pelvoux No. 215, Lomas de Chapultepec, Zip Code 11000, México City.

The meeting will be set with the following:

Order of the Day:

1. Presentation and if applicable, approval or modification of the Board of Directors inform concerning the results for the fiscal year from January 1, to December 31, 2002, required by Articles 172 and 181 of Mexican General Law of Business Association, also including the financial statements for the year ended December 31, 2002, as well as the Commissary's opinion.
2. Study and if applicable, approval of the project of application of the results for the year ended December 31, 2002.
3. Discussion and if applicable, approval of the payment of dividends of $0.15 (fifteen cents, 15/100 Mexican pesos) for each stock share of the only series that represent the partnership's capital in circulation.
4. Appointment and if applicable, ratification of the members of the Board of Directors and the Commissary, and determination of their emoluments.
5. Appointment and if applicable, ratification of the members of the Committee's of Auditors, of Executives, of Evaluations and Compensations, and of Finances and Planning of the Board of Directors.
6. Determination of the maximum amount of resources that the company will be able to allot in order to buy shares for the fiscal year ended December 31, 2003, according to Article 14 bis, section 3 of the Mexican Law of Stock Markets.
7. Designation of special representatives.

To be able to have the right to attend and vote at the meeting, the shareholders must obtain an admission card at the address mentioned above by presenting to the secretary of the Board of Directors the share certificates or the certificate of their deposit with S.D. Indeval, S.A. de C.V., or with any other credit institution, no later than 24 hours before the time of the meeting.

The shareholders may appear personally at the meeting or send their representative with the required power of attorney.

Mexico City, March, 11, 2003.

For the Board of Directors:

HÉCTOR HERNÁNDEZ-PONS TORRES.
Secretary.

Alerta Telmex de fraude en llamadas a través de Internet

JAIME HERNÁNDEZ ♦ **El Economista**

Teléfonos de México (Telmex) informó que a través de Internet se registran fraudes en llamadas de larga distancia mundial, problemática que "se ha multiplicado durante los últimos seis meses hasta 11,000 veces", lo que significa un millón por ciento de incremento.

Precisó que páginas *web* se aprovechan del desconocimiento de los usuarios del servicio de Internet y su negocio radica en la recepción del monto que les retribuye el uso de las redes telefónicas.

Los principales destinos detectados de estas llamadas de larga distancia mundial son el Congo, Inglaterra, Chile, Liechtenstein, Islas Wallis-Y-Fu, Islas Salomón, entre otras. Expuso que es imposible dar nombre de empresas que están ejerciendo este tipo de prácticas fraudulentas porque se trata de sitios de Internet.

La telefónica explicó que esta situación afecta a los usuarios, quienes deben pagar, por ejemplo, llamadas de 20 minutos a Islas Fidji por hasta 4,000 pesos y esto provoca molestias a dichos usuarios quienes se ven obligados a cubrir la deuda, ya que en sus recibos se comprueba la realización de la llamada, aunque no la hayan hecho.

Telmex se dirigió a la opinión pública y en particular a los usuarios de servicios de Internet.

Explicó que este tipo de fraudes se han registrado de manera creciente y operan de la siguiente manera: al entrar a paginas *web* de pornografía y en algunos casos de música, se descarga automáticamente un *software* que genera llamadas de larga distancia mundial, cuya realización pasa inadvertida para la gran mayoría de los usuarios.

Este problema se ha multiplicado durante los últimos seis meses en hasta 11,000 veces.

Expuso que tal situación se registra con cualquier proveedor de servicios de Internet, ya que al realizar la descarga del programa el equipo se desconecta del servidor local para reconectarse a otro a través de una llamada mundial.

Estas páginas pornográficas o de música utilizan regularmente sistemas de advertencia que no son claros para el usuario, al presentarse en idiomas diferentes del español, usando tipografía sumamente pequeña o ubicando estos avisos en sitios casi ocultos, situaciones que no obstante no eximen a las personas de la responsabilidad del cargo por la llamada mundial realizada.

jaimeh@economista.com.mx



HIPOTECARIA SU CASITA S.A. DE C.V.

AVISO A LOS TENEDORES DE PAGARES DENOMINADOS PAPEL COMERCIAL DE HIPOTECARIA SU CASITA S.A. DE C.V. "CASITA" 00203"

Por medio de la presente les comunicamos a ustedes que la Emisión de Pagarés denominados Papel Comercial de HIPOTECARIA SU CASITA S.A. DE C.V. SOCIEDAD DE OBJETO LIMITADO (CASITA) 00203, pagará por el periodo comprendido entre el 12 de febrero al 12 de marzo de 2003, una tasa bruta anual del 12.06%.

Así mismo a partir del 12 de marzo del 2003, en las oficinas de la S.D. INDEVAL, S.A. DE C.V., Institución para el Depósito de Valores, ubicadas en Av. Paseo de la Reforma No. 255, Piso 3, Col. Cuauhtémoc, C.P. 06500, México, D.F., se pagarán los intereses correspondientes al primer periodo, a razón de una tasa bruta anual del 12.06%.

REPRESENTANTE COMUN DE LOS TENEDORES

VALUE CASA DE BOLSA

Value, S.A. de C.V. Casa de Bolsa, Value Grupo Financiero

México, D.F. a 11 de marzo del 2003.


HERDEZ

GRUPO **HERDEZ**

CONVOCATORIA

ASAMBLEA GENERAL ORDINARIA ANUAL DE ACCIONISTAS

De conformidad con la Cláusula Décimo Primera y Décimo Segunda de los Estatutos Sociales y los Artículos 181 y 182 de la ley General de Sociedades Mercantiles, mediante resolución adoptada por el Consejo de Administración de la Sociedad en su sesión celebrada el día 26 de febrero de 2003, se convoca a los Accionistas de GRUPO HERDEZ, S.A. DE C.V., a la Asamblea General Ordinaria Anual de Accionistas, que se llevarán a cabo el próximo día 26 de Marzo de 2003 a las 17:00 horas, en el domicilio de la Sociedad, ubicado en Monte Pelvoux No. 215, Lomas de Chapultepec, 11000 México, Distrito Federal.

La asamblea de accionistas se desarrollarán de conformidad con el siguiente:

ORDEN DEL DIA

1. Presentación, y en su caso, aprobación o modificación del Informe del Consejo de Administración sobre la marcha de los negocios de la Sociedad durante el ejercicio social comprendido del 1° de enero al 31 de diciembre de 2002, a rendirse conforme a los Artículos 172 y 181 de la Ley General de Sociedades Mercantiles y que, por tanto, comprende estados financieros de la Sociedad y el dictamen del Comisario.
2. Estudio y, en su caso, aprobación del proyecto de aplicación de resultados por el ejercicio comprendido del 1° de enero al 31 de diciembre de 2002.
3. Discusión, o en su caso, aprobación del pago de un dividendo a razón de $0.15 (CERO PESOS 15/100 M.N.), por cada una de las acciones de la Unica Serie representativas del capital de la Sociedad que se encuentran en circulación.
4. Designación o, en su caso, ratificación de los nombramientos de los miembros del Consejo de Administración y Comisario de la Sociedad y determinación de emolumentos.
5. Designación o, en su caso, ratificación de los nombramientos de los miembros de los Comités de Auditoría, Ejecutivo, de Evaluación y Compensación y de Finanzas y Planeación del Consejo de Administración de la Sociedad.
6. Determinación del monto máximo de recursos que la Sociedad podrá destinar para compra de acciones propias para el ejercicio social que concluye el 31 de diciembre del 2003, en términos del Artículo 14 Bis 3 de la Ley del Mercado de Valores.
7. Designación de delegados especiales.

Para tener derecho de asistir y votar en las asambleas, los Accionistas deberán recabar la tarjeta de admisión correspondiente, mediante la presentación al Secretario del Consejo de Administración, quien se localiza en el mismo domicilio antes indicado, de los Títulos definitivos o de las constancias que acrediten el depósito de sus acciones, ya sea en la S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores o institución de crédito, a más tardar 24 horas antes de la hora fijada para la celebración de la Asamblea.

Los accionistas podrán comparecer a la Asamblea personalmente o representados por su apoderado con poder general o especial, o designado mediante simple carta poder.

México, D.F. a 11 de Marzo de 2003

Por el Consejo de Administración:

LIC. HÉCTOR HERNÁNDEZ-PONS TORRES.

Secretario.



Principal Afore

ACPATRI

www.principal.com.mx

COMPOSICION DE LA CARTERA DE VALORES AL 21 DE FEBRERO DE 2003

EMISORA	SERIE	CALIFICACIONES		IMPORTE A VALOR DE MERCADO EN MILES DE PESOS	PARTICIPACION
GUBERNAMENTALES					
CETES				38,835	0.36%
CETES I				601,200	5.14%
BONDESH				542,664	4.97%
BONDES 182				4,357,168	39.87%
UDIBONOS				1,037,741	9.50%
BONOS				1,607,670	14.71%
BONDESD				74,640	0.68%
PICS				129,133	1.18%
CBIC				243,699	2.23%
				8,602,413	
BANCARIOS					
BANOBRA	00-1	mxAAA		213,544	1.95%
SHF	1-02	mxAAA	Aaa.mx	59,564	0.55%
				273,108	
PRIVADOS					
CEMEX	P00U	AA+(mex)		45,213	0.41%
CEMEX	P01U	mxAA	AA+(mex)	8,211	0.08%
CIE	P00U	AA(mex)		83,203	0.76%
PAN-MEX	P98U	mxAA		64,191	0.59%
TLEVISA	P00U	AA(mex)		105,827	0.97%
CEMEX	P00	mxAA	AA+(mex)	11,139	0.10%
FORD	P00	mxAA+		9,874	0.09%
FORD	P01-2	mxAA+	AAA(mex)	5,643	0.05%
FORD	P01-6	mxAA+	AAA(mex)	10,220	0.09%
GMAC	P01	mxAAA	AAA(mex)	76,198	0.70%
GMAC	P02	mxAAA	AAA(mex)	20,184	0.18%
GMAC	P02-2	mxAAA	AAA(mex)	39,440	0.36%
IMSA	P00	mxAA	AA(mex)	108,402	1.00%
CUERVO	00U	mxAA+	AA(mex)	16,183	0.15%
CEMEX	02U	AA+(mex)	mxAA	5,491	0.05%
GMAC	02	mxAAA	AAA(mex)	39,914	0.36%
AMX	01	mxAAA	Aaa.mx	14,460	0.13%
AMX	02	mxAAA	Aaa.mx	5,035	0.05%
AMX	02-2	mxAAA	Aaa.mx	13,809	0.12%
AMX	02-4	mxAAA	Aaa.mx	44,507	0.41%
CEMEX	01	AA+(mex)	mxAA	66,644	0.61%
CEMEX	02-2	AA+(mex)	mxAA	25,000	0.23%
CEMEX	02-3	AA+(mex)	mxAA	15,450	0.14%
FORD	02-2	mxAA+	AAA(mex)	24,270	0.22%
FORD	02-3	mxAA+	AAA(mex)	19,809	0.18%
DCC	01	AA(mex)	mxAA	67,490	0.62%
IMSA	02	mxAA	AA(mex)	25,230	0.23%
IMSA	02-2	mxAA	AA(mex)	59,735	0.54%
IMSA	02-4	mxAA	AA(mex)	18,885	0.16%
TELMEX	01	mxAAA	Aaa.mx	13,216	0.12%
TELMEX	02	mxAAA	Aaa.mx	103,831	0.95%
				1,208,407	
			TOTAL DE CARTERA	10,073,928	92.19%
INVERSION EN REPORTOS					
Colateral			Contraparte		
BPSAGE	031127			526,745	
			TOTAL DE REPORTOS	526,745	4.82%
			OTROS ACTIVOS	327,094	2.99%
			ACTIVO TOTAL	10,927,767	100.00%

Centro de Atención a Clientes: 01800 849 84 00


Les Moustaches
MR
Restaurante


Five Star Diamond Award

Festival del Camarón



Camarones en Salsa Gruyere

Camarones Envueltos en Coco

Camarones a la Espuma de Chilpotle

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Camarones con Setas al Romero

Camarones al Mango con Cayena

Camarones con Rissoto Negro

Camarones en Salsa de Tamarindo

Precio por platillo $ 195.00

Música

Violín y piano en la noche. Piano en la comida.

Estacionamiento (28) Valet Parking

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Río Sena 88, Col. Cuauhtémoc, entre la embajada Americana y la embajada Inglesa, la zona más segura de México.

Abierto de LUNES a SÁBADO de 1:00 p.m. a 11:30 p.m.

55 33 33 90 - 55 25 12 65

E-mail:restaurante@lesmoustaches.com.mx

Autotips

José Antonio Durán

DaimlerChrysler de México

El Consejo Consultivo Internacional de DaimlerChrysler, conformado por personalidades con experiencia en política, economía, negocios y ciencia, estuvo en México a efecto de revisar las tendencias mundiales económicas, tecnológicas y políticas que pueden afectar a la compañía.

Las reuniones anteriores tuvieron lugar en Seúl, Tokio, Sao Paulo, Washington y Cape Town. Ahora México se ha convertido en un lugar estratégico para la manufactura y exportación de vehículos para el resto del mundo.

Algunos de los asistentes fueron George Bush, expresidente de Estados Unidos; Lee Kuan Yew, primer ministro de Singapur; Stanley Fischer, vicepresidente de Citigroup; Minoru Makihara, presidente de Mitsubishi Motors, y por supuesto Jürgen Schrempp, presidente de DaimlerChrysler Ag.

La automotriz es una de las marcas líderes en México, en un escenario donde nuestro país se encuentra entre los diez primeros productores del mundo y entre los cuatro principales lugares de producción para la compañía.

DaimlerChrysler es la segunda compañía extranjera en términos de ingresos, así como la mayor firma exportadora privada en México con una fuerza de trabajo de casi diez mil personas, cuyas adquisiciones domésticas representan más de dos mil millones de dólares anualmente.

Con una inversión de más de mil 700 millones de dólares en los últimos tres años, de momento queda descartada la puesta en marcha de un banco de la compañía.

Por otra parte, en 2002 la automotriz registró utilidades anuales de aproximadamente seis mil millones de dólares; cuatro veces más que lo reportado el año anterior.

Su meta es convertirse en la primera compañía automotriz del mundo, sin dejar de observar los acontecimientos en Irak, Medio Oriente, Corea del Norte y otros lugares conflictivos, informó la empresa.



Delphi edifica planta

Con la inauguración de una nueva planta en donde se fabricarán actuadores de los dispositivos de cierre de puertas, Delphi incrementará sus operaciones en Matamoros, Tamaulipas.

Componentes Mecánicos de Matamoros (CMM) iniciará operaciones a finales del presente año. La estructura de seis mil 500 metros cuadrados representa una inversión considerable de Delphi. Asimismo, la nueva planta dará empleo a unas 140 personas.

CMM III es una de las 57 plantas de manufactura que Delphi tiene en México, con un total de 72 mil empleados. Los trabajadores de esta planta usarán lo último en tecnología de ensamble, incluidos los sistemas de visión, que ayudarán a mejorar la calidad del producto.

Los actuadores de los dispositivos de cierre de puertas que ahí se fabriquen serán embarcados a la planta de Delphi en Columbus, Ohio. Actualmente, Componentes Mecánicos de Matamoros opera otras dos instalaciones de manufactura: CMM I, que fabrica paneles de instrumentos, y CMM II, la cual produce volantes y seguros para puertas.



Shell y GM se asocian

General Motors Corporation y Shell Hydrogen combinarán sus recursos para que los vehículos de celdas de combustible propulsados por hidrógeno se conviertan en una realidad comercialmente viable a mediano plazo.

La idea es combinar la capacidad y experiencia de GM en tecnología vehicular con el liderazgo de Shell en tecnologías de abasto de combustible, y así poder ofrecer vehículos basados en celdas de combustible de hidrógeno.

La prueba de esta alianza será una demostración de vehículos en Washington, DC. GM se ha fijado un objetivo: vender vehículos con celdas de combustible para finales de esta década, y ser el primer fabricante en vender un millón de vehículos de este tipo.

Según el memorándum de entendimiento entre ambas firmas, se espera que la estación de hidrógeno de Shell comience a operar en octubre de 2003; el compromiso de GM es recurrir a la estación para surtir a su flotilla de vehículos, la cual llegará a Washington el próximo mayo.

Las iniciativas de Shell y GM también incluyen la participación en la California Fuel Cell Alliance, una colaboración entre el estado de California, empresas de energía y fabricantes automotrices para promover el uso de vehículos impulsados por hidrógeno. Además, Shell Hydrogen anunció sus planes para la primera estación de distribución de combustible hidrógeno en Tokio. ◙





Tokio, Japón, marzo 10 de 2003.- Sonora abrió una oficina de representación comercial en Japón como una medida para ampliar sus exportaciones a nuevos mercados. El Gobernador de Sonora, Armando López Nogales, acompañado del Embajador de México en Japón, Carlos Alberto de Icaza, y del director de Bancomext, José Luis Romero Hicks, presidieron la ceremonia y firmaron dos convenios. Las exportaciones de alimentos y bebidas sonorenses representan el cincuenta por ciento del total que exporta México a Japón, con cerca de 202 millones de dólares, que supera, incluso, las ventas de petróleo mexicano a ese país.

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HERDEZ

GRUPO
HERDEZ.

CONVOCATORIA

ASAMBLEA GENERAL ORDINARIA ANUAL DE ACCIONISTAS

De conformidad con la Cláusula Décimo Primera y Décimo Segunda de los Estatutos Sociales y los Artículos 181 y 182 de la ley General de Sociedades Mercantiles, mediante resolución adoptada por el Consejo de Administración de la Sociedad en su sesión celebrada el día 26 de febrero de 2003, se convoca a los Accionistas de GRUPO HERDEZ, S.A. DE C.V., a la Asamblea General Ordinaria Anual de Accionistas, que se llevarán a cabo el próximo día 26 de Marzo de 2003 a las 17:00 horas, en el domicilio de la Sociedad, ubicado en Monte Pelvoux No. 215, Lomas de Chapultepec, 11000 México, Distrito Federal.

La asamblea de accionistas se desarrollarán de conformidad con el siguiente:

ORDEN DEL DIA

1. Presentación, y en su caso, aprobación o modificación del informe del Consejo de Administración sobre la marcha de los negocios de la Sociedad durante el ejercicio social comprendido del 1° de enero al 31 de diciembre de 2002, a rendirse conforme a los Artículos 172 y 181 de la Ley General de Sociedades Mercantiles y que, por tanto, comprende estados financieros de la Sociedad y el dictamen del Comisario.
2. Estudio y, en su caso, aprobación del proyecto de aplicación de resultados por el ejercicio comprendido del 1° de enero al 31 de diciembre de 2002.
3. Discusión, o en su caso, aprobación del pago de un dividendo a razón de $0.15 (CERO PESOS 15/100 M.N.), por cada una de las acciones de la Unica Serie representativas del capital de la Sociedad que se encuentran en circulación.
4. Designación o, en su caso, ratificación de los nombramientos de los miembros del Consejo de Administración y Comisario de la Sociedad y determinación de emolumentos.
5. Designación o, en su caso, ratificación de los nombramientos de los miembros de los Comités de Auditoría, Ejecutivo, de Evaluación y Compensación y de Finanzas y Planeación del Consejo de Administración de la Sociedad.
6. Determinación del monto máximo de recursos que la Sociedad podrá destinar para compra de acciones propias para el ejercicio social que concluye el 31 de diciembre del 2003, en términos del Artículo 14 Bis 3 de la Ley del Mercado de Valores.
7. Designación de delegados especiales.

Para tener derecho de asistir y votar en las asambleas, los Accionistas deberán recabar la tarjeta de admisión correspondiente, mediante la presentación al Secretario del Consejo de Administración, quien se localiza en el mismo domicilio antes indicado, de los Títulos definitivos o de las constancias que acrediten el depósito de sus acciones, ya sea en la S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores o institución de crédito, a más tardar 24 horas antes de la hora fijada para la celebración de la Asamblea.

Los accionistas podrán comparecer a la Asamblea personalmente o representados por su apoderado con poder general o especial, o designado mediante simple carta poder.

México, D.F. a 11 de Marzo de 2003

Por el Consejo de Administración:

LIC. HÉCTOR HERNÁNDEZ-PONS TORRES.
Secretario.

MINUTE OF THE REGULAR STOCKHOLDERS MEETING OF GRUPO HERDEZ, S.A.DE C.V., EXECUTED THE DAY 26th. OF MARCH OF 2003, BEING 5.00 P.M. IN THE DOMICILE THAT THE COMPANY HAS ASSIGNED IN MEXICO, D.F.

Mr. Enrique Hernández-Pons Torres, chaired the Stockholders Meeting, in his capacity of President of the Board of Directors, Mr. Héctor Hernández-Pons Torres acted as Secretary, who is also part of the Board of Directors, in the presence of Mr. Francisco Javier Soní Ocampo and Mr. José Manuel Rincón Gallardo, Stockholders Representatives of the Company.

The President proposed and the Stockholders Meeting by the unanimous votes designated as inspectors to Ms. Ma. Del Carmen Struck Cano and to Mr. Pablo Lezama Vélez, who standing and with the representative capacity of their authority proceeded to re-count the shares that hold all those present stockholders.

Having examined the shares count which the present stockholders own, according to the attendance list, 399'970,977 shares were found (three hundred ninety nine million nine hundred seventy thousand nine hundred and seventy seven) of the 421,714,763 (four hundred twenty one million seven hundred fourteen thousand seven hundred and sixty three) voting shares of the Company's capital , that is to say that 94.84% (ninety four point eighty four per cent); consequently the President declared that the meeting was legally convened and acknowledged the agreements that in the same are taken, in accordance to the Social By-laws and the General Corporation and Partnership Law .

03 MAY 20 AM

Immediately after, the Secretary read the following :

AGENDA

1. Presentation and in its case, approval or amendment of the Board of Directors Report in regard to the status of the Company during the fiscal year comprised from the 1st. of January to the 31st. of December of 2002, rendered in accordance to Articles 172 and 181 of the General Corporation and Partnership Law, and therefore these comprise financial statements of the Company and the opinion of the Stockholders Representative.
2. Study and in its case, approve the distribution of financial earnings project for the fiscal year comprised from January 1st. to December 31st. of 2002.
3. Discussion or in its case, approval of the payment of the dividend at the rate of $ 0.15 (Cero Pesos 15/100 Mex. Cy.), for each one of the shares of the Sole Series representative of the legal tender capital of the Company .
4. Designation or in its case, ratification to the appointments of the members of the Board of Directors and the Stockholders Representative of the Company and determination of emoluments .
5. Designation or in its case ratification to the appointments of the members of the Auditing, Executive, and Appraisal and Compensation Committees and of Financing and Planning of the Board of Directors of the Company.
6. Determination of the maximum amount of resources that the Company shall be able to destinate for its own shares purchase for the fiscal year ending the 31st. of December of 2003, in the terms of Article 14 Bis 3 of the Securities Market Law.
7. Designation of special Stockholders Representatives.

The Agenda was approved unanimously, it was proceeded to the presentation of process , of which the following result was obtained:

FIRST. In the presentation of process of the first item of the Agenda on behalf of the Board of Directors, it was informed about the activities and results of the fiscal year comprised from the 1st. of January to the 31st. of December of 2002, that is rendered to the Stockholders Meeting, including the corresponding to the subsidiary companies of Grupo Herdez , S.A. de C.V., which are the following: Herdez, S.A. de C.V., McCormick de México, S.A., Grupo Búfalo, S.A. de C.V., Barilla México, S.A. de C.V., Almacenadora Herpons, S.A. de C.V., Yavaros Industrial, S.A. de C.V., Sociedad de Desarrollo Agrícola HP, S.A. de C.V., Hormel Alimentos, S.A. de C.V., Miel Carlota, S.A. de C.V., Alimentos Deshidratados del Bajío, S.A.

de C.V., and Hersea, S.A. de C.V., and in the terms set forth in Clause Eleven of the Social By-Laws.

Mr. José Manuel Rincón Gallardo proceeded therein to read the opinion of the Stockholders Representatives of the Company , in respect to the fiscal year before mentioned.

Once said reports were presented, the convened stockholders adopted the votes unanimously of the following :

Corporate Resolution No. 1. The Board of Directors report and the opinion of the Stockholders Representatives of the Company are: including Financial Statements of the Company and the corresponding to subsidiaries of Grupo Herdez, S.A. de C.V., the following : Herdez, S.A. de C.V, McCormick de México, S.A., Grupo Búfalo, S.A. de C.V., Barilla México, S.A. de C.V., Almacenadora Herpons, S. A. De C.V., Yavaros Industrial, S.A. de C.V., Sociedad de Desarrollo Agrícola HP, S.A. de C.V., Hormel Alimentos, S.A. de C.V., Miel Carlota, S.A. de C.V., Alimentos Deshidratados del Bajío, S.A. de C.V. and Hersea, S.A. de C.V., in terms of Clause Eleven of the Company's By-Laws and articles 172 and 166 of the General Corporation and Partnership Law, respect the operations of the fiscal year that ended the 31st of December of 2002.

SECOND. In the presentation of process of the second issue of the Agenda, the President submitted to the convened stockholders the project of distribution of financial earnings of the fiscal year comprised from the 1st. of January to the 31st. of December of 2002, in the following terms:

Earnings Statement

	(Pesos)
Profit before taxes:	138'643,549.98
Income Tax	- 3'408,004.26
Net Profit	142'051,554.24
Legal Reserve:	7'102,577.71
Profit after Legal Reserve:	**134'948,976.53**

Having set forth the foregoing and in agreement with the presentation, the convened stockholders unanimously adopted the following :

Corporate Resolution No. 2: The Project of Earnings Statement has been approved comprised from the 1st. of January to the 31st of December of the year 2002 in the terms above set forth.

THIRD. As Third item of the Agenda , the President declared to the convened stockholders , that provided that profits represented in the Financial Statements duly approved by the present Stockholders Meeting, allow payment of the dividend, at the rate of $ 0.15 (CERO PESOS 15/100 Mex. Cy.), by each one of the shares of the Sole Series in circulation, and that, the determination of the date of payment of same is commissioned to the Board of Directors; this shall be made considering the possibilities of cash flow of the Company.

After a wide exchange of views , the convened stockholders adopted by their unanimous votes the following:

Corporate Resolution No. 3: The decree is approved of the dividend that flows from the Fiscal Net Profit, by reason of $ 0.15 (CERO PESOS 15/100 Mex. Cy.), by each one of the shares of the Sole Series in circulation, which is commissioned to the Board of Directors, the determination of the date of payment of same, considering the possibilities of cash flow of the company in accordance to the percentage of shares that each shareholder owns and against delivery of the dividend coupon number two, of the titles of the Sole Series, previous the corresponding notice publication in one of the newspapers of most circulation.

FOURTH. In the presentation of process of this item of the Agenda, the President brought to the convened Stockholders" consideration, the members list of the Board of Directors that it is expected to be approved for the next fiscal year.

Having set forth the above, and after a wide exchange of views, the convened Stockholders' by the unanimity of votes adopted the following:

Corporate Resolution No. 4: It is resolved to approve the list brought by the President of the Stockholders' Meeting in the terms set forth above, in order that the Board of Directors and the Auditing Committee of the Company, remain integrated as follows:

BOARD OF DIRECTORS:

Holder Directors:		Alternate Directors:
Enrique Hernández-Pons Torres	President and Director General	
Héctor Hernández-Pons Torres	Executive Vicepresident Secretary and Director General	
Olympia Torres de Hernández-Pons		
Carlos Autrey Maza		
Enrique Castillo Sánchez Mejorada		
Juan G. Mijares Dávalos		
Eduardo Ortíz Tirado Serrano		
Luis Nieto Martínez		
M. Ernesto Ramos Ortíz	Treasurer	
José Roberto Danel Díaz		
Pedro G. Gracia Medrano Murrieta		
Alejandro Martínez Gallardo		
Pablo Lezama Vélez		
Fernando Quiroz Robles		Jorge Yánez Cervantes
R. Andrew dePass		Paulo Caldiera
Fernando Ramos Gonzáles de Castilla		Julio Serrano Castro Espinosa
Francisco Javier Soní Ocampo	Owner Stockholders' Representative	
José Alfredo Hernández Linares	Alternate Stockholders' Representative	
José Manuel Rincón Gallardo	Owner Stockholders' Representative	
Ángel Reyes Arias	Alternate Stockholders' Representative	

Corporate Resolution No. 5: With the appreciation of the members of the Stockholders' Meeting for their services rendered in benefit of the company, the performance of Mr. Jóao Alves de Queiróz Filho, Mr. Íñigo Dávila Fernández, Mr. Esteban Malpica Fomperosa, Mr. Jose G. Aguilera Medrano in their capacity as Full Members of the Board, and Raúl Peláez Cano as Alternate Member of the Board was approved, viewing that they were not re – elected to such positions, and subject only to the reservations of the Law, they were all therefore exempted from any future liability they may have incurred in the performance of their functions.

In consequence of the above, the bond posted to guarantee their performance subject to the terms of the General Corporation and Partnership Law, must be returned to Mr. Jóao Alves de Queiróz Filho, Mr. Íñigo Dávila Fernández, Mr. Esteban Malpica Fomperosa, Mr. Jose G. Aguilera Medrano and Raúl Peláez Calo

It is hereby placed on record that from reports received to this effect, and if it should be the case that the following appointments may be accepted of Mr. , Eduardo Ortíz Tirado Serrano, Mr. José Roberto Danel Díaz, Mr. Fernando Quiroz Robles, Mr. Jorge Yánez Cervantes, Mr. R. Andrew dePass and Mr. Paulo Caldiera, these parties accepted their appointments and deposited at the company's Treasury the corresponding bonds for the guarantee of the performance of their new positions, subject to the terms and the provisions of the General Corporation and Partnership Law and of the Corporate By- Laws.

Regarding the rest of the Board Members that were present, they accepted their positions and, as far as those absent are concerned, their positions were considered accepted, by virtue of reports received to that effect in case they were to be re – elected, in addition, since it is the case of a re – election, the bonds posted as guarantee previously shall continue in effect.

Furthermore and in regard to the remuneration to the Members of the Board and the Stockholders' Representatives , by the unanimous vote of those present, the Stockholders' resolved as follows:

Corporate Resolution No. 6: It is resolved that a $50.00 GOLD coin shall continue to be paid to each one of the Members of the Board and to the Stockholders' Representative as net amount, for their attendance to each meeting of the Board of Directors.

FIFTH. Proceeding to the discussion of this item of the Agenda, the President informed that in compliance with the provisions of the Securities Market Law, the Code of Better Corporate Practices issued by the National Banking and Securities Commission in its Order 11-29 Bis and of the Corporate By –Laws, and taking into consideration the list of candidates for Members of the Board of Directors and of the Surveillance Body previously approved by this same Stockholders" Meeting, the President hereby presents for review the list of candidates for the Auditing Committee, the Evaluation and Compensation Committee and the Finance and Planning Committee of the Company's Board of Directors and Executive Committee.

The previous having been set forth and discussed extensively, the Stockholders' approved by the unanimous vote of those present, the following:

Corporate Resolution No. 7: The list of candidates for the Auditing Committee, the Evaluation and Compensation Committee and the Finance and Planning Committee, and Executive Committee, proposed by the President is approved in the following terms:

AUDITING COMMITTEE:
José Roberto Danel Díaz President.
Juan G. Mijares Dávalos.
Martín Ernesto Ramos Ortíz.
Fernando Ramos González de Castilla.

EVALUATION AND COMPENSATION COMMITTEE:
Carlos Autrey Maza. President.
Héctor Hernández-Pons Torres.
Enrique Hernández-Pons Torres.
Pedro G. Gracia Medrano Murrieta.
Fernando Quiroz Robles.

FINANCE AND PLANNING COMMITTEE:
Martín Ernesto Ramos Ortíz. President
Enrique Castillo Sánchez Mejorada.
Héctor Hernández-Pons Torres.
R. Andrew dePass.

EXECUTIVE COMMITTEE:
Enrique Hernández-Pons Torres. President.
Héctor Hernández-Pons Torres.
Martín Ernesto Ramos Ortíz.
Alejandro Martínez Gallardo.
Pedro G. Gracia Medrano Murrieta.
Fernando Quiroz Robles.

SIXTH. In the presentation of process of this sixth item of the Agenda, and in compliance with Article 14 Bis 3 of the Securities Market Law, the President proposed that the maximum amount that the Company could allocate for the purchase of its own shares for the fiscal year ending on December 31 of 2003, shall be of $154'426,000.00 (ONE HUNDRED AND FIFTY

FOUR MILLION FOUR HUNDRED AND TWENTY SIX THOUSAND PESOS 00/100 M.N.), and with this being a convincing proposal, the Stockholders decided by the unanimous vote of those present, to agree to the following resolution:

Corporate Resolution No. 8: It is resolved to approve the amount of $154'426,000.00 (ONE HUNDRED AND FIFTY FOUR MILLION FOUR HUNDRED AND TWENTY SIX THOUSAND PESOS 00/100 M.N.), as the maximum amount of resources that the Company can allocate for the purchase of its own shares for the fiscal year ending on December 31 of 2003, subject to the terms of Article 14 Bis 3 of the Securities Market Law.

SEVENTH. In the processing of this last item on the Agenda, the Stockholders decided by unanimous vote of those present, to agree to the following resolution:

Corporate Resolution No. 9: It is resolved to designate to Mr. Héctor Hernández-Pons Torres and / or to Ms. María del Carmen Struck Cano and / or to Ms. Edna Vargas Díaz, and / or to Ms. Sofía Lorena Correa Méndez, so that if it should be necessary, for them to go before the notary public of their choice, either jointly or seperately, to formally register the contents of these Minutes, in order that they may issue the informal or certified copies of same that may be requested, and so that in general they may adopt any measures designed so that the resolutions taken at this meeting may be fully effective in accordance to law.

Without there being any further matters to be discussed and after having allowed a recess for the preparation and reading of these minutes, the President declared the Meeting adjourned having signed the Minutes together with the Secretary and the Stockholders' Representatives.

ENRIQUE HERNÁNDEZ-PONS TORRES
President

HÉCTOR HERNÁNDEZ-PONS TORRES
Secretary.

FRANCISCO JAVIER SONÍ OCAMPO
Owner Commissary.

JOSÉ MANUEL RINCON GALLARDO.
Owner Commissary.

ACTA DE LA ASAMBLEA **GENERAL ORDINARIA ANUAL DE ACCIONISTAS** DE **GRUPO HERDEZ, S.A. DE C.V.**, CELEBRADA EL DÍA **26 DE MARZO DEL AÑO 2003**, A LAS 17:00 HORAS EN EL DOMICILIO SOCIAL QUE LA SOCIEDAD TIENE UBICADO EN MÉXICO, D.F.

Presidió la Asamblea el señor Lic. Enrique Hernández-Pons Torres, en su calidad de Presidente del Consejo de Administración, fungiendo como Secretario el señor Lic. Héctor Hernández-Pons Torres, quien también lo es del Consejo de Administración, en presencia de los señores C.P. Francisco Javier Soní Ocampo y C.P. José Manuel Rincón Gallardo, Comisarios Propietarios de la Sociedad.

El Presidente propuso y la Asamblea por unanimidad de votos designó como Escrutadores a la Lic. Ma. del Carmen Struck Cano y al C.P. Pablo Lezama Vélez, quienes en el desempeño de sus funciones, procedieron a hacer el recuento de las acciones que poseen los accionistas presentes.

Verificado el cómputo de las acciones que poseen los accionistas presentes, de acuerdo con la lista de asistencia, se encontraron presentes 399'970,977 (trescientas noventa y nueve millones novecientas setenta mil novecientas setenta y siete) acciones de las 421'714,763 (cuatrocientas veintiún millones setecientas catorce mil setecientas sesenta y tres) acciones con derecho a voto del capital social de la empresa, es decir, el 94.84% (noventa y cuatro punto ochenta y cuatro por ciento), por lo que el Presidente declaró las asamblea legalmente instaladas y válidos los acuerdos que en ellas se tomen, de acuerdo a lo que establecen los Estatutos Sociales y la Ley General de Sociedades Mercantiles.

Acto seguido el Secretario dio lectura al siguiente:

ORDEN DEL DÍA.

1. Presentación, y en su caso, aprobación o modificación del informe del Consejo de Administración sobre la marcha de los negocios de la Sociedad durante el ejercicio social comprendido del 1° de enero al 31 de diciembre de 2002, a rendirse conforme a los Artículos 172 y 181 de la Ley General de Sociedades Mercantiles y que, por tanto, comprende estados financieros de la Sociedad y el dictamen del Comisario.
2. Estudio y, en su caso, aprobación del proyecto de aplicación de resultados por el ejercicio comprendido del 1° de enero al 31 de diciembre de 2002.
3. Discusión, o en su caso, aprobación del pago de un dividendo a razón de $0.15 (CERO PESOS 15/100 M.N.), por cada una de las acciones de la Única Serie representativas del capital de la Sociedad que se encuentran en circulación.
4. Designación o, en su caso, ratificación de los nombramientos de los miembros del Consejo de Administración y Comisario de la Sociedad y determinación de emolumentos.
5. Designación o, en su caso, ratificación de los nombramientos de los miembros de los Comités de Auditoría, Ejecutivo, de Evaluación y Compensación y de Finanzas y Planeación del Consejo de Administración de la Sociedad.
6. Determinación del monto máximo de recursos que la Sociedad podrá destinar para compra de acciones propias para el ejercicio social que concluye el 31 de diciembre del 2003, en términos del Artículo 14 Bis 3 de la Ley del Mercado de Valores.
7. Designación de delegados especiales.

Aprobado por unanimidad el Orden del Día, se procedió a su desahogo del cual se obtuvo el siguiente resultado:

PRIMERO. En el desahogo del primer punto del Orden del Día el Presidente en nombre del Consejo de Administración informó sobre las actividades y resultados del ejercicio comprendido del 1° de enero al 31 de diciembre de 2002, que se rinde a la asamblea de accionistas, incluyendo lo correspondiente a las empresas subsidiarias de Grupo Herdez, S.A. de C.V., como son: Herdez, S.A. de C.V., McCormick de México, S.A., Grupo Búfalo, S.A. de C.V., Barilla México, S.A. de C.V., Almacenadora Herpons, S.A. de C.V., Yavaros Industrial, S.A. de C.V., Sociedad de Desarrollo Agrícola HP, S.A. de C.V., Hormel

Alimentos, S.A. de C.V., de C.V., Miel Carlota, S.A. de C.V., Alimentos Deshidratados del Bajío, S.A. de C.V., y Hersea, S.A. de C.V., en términos de lo establecido en la cláusula Décima Primera de los Estatutos Sociales.

Acto seguido el C.P. José Manuel Rincón Gallardo procedió a leer el dictamen de los Comisarios de la sociedad, respecto del ejercicio social antes mencionado.

Una vez presentados dichos informes, los accionistas presentes tomaron por unanimidad de votos el siguiente:

Acuerdo No. 1: Se tienen por presentados y aprobados tanto el informe del Consejo de Administración, como el dictamen de los Comisarios de la sociedad, incluyendo los Estados Financieros de la Sociedad y lo correspondiente a las empresas subsidiarias de Grupo Herdez, S.A. de C.V., como son: Herdez, S.A. de C.V., McCormick de México, S.A., Grupo Búfalo, S.A. de C.V., Barilla México, S.A. de C.V., Almacenadora Herpons, S.A. de C.V., Yavaros Industrial, S.A. de C.V., Sociedad de Desarrollo Agrícola HP, S.A. de C.V., Hormel Alimentos, S.A. de C.V., de C.V., Miel Carlota, S.A. de C.V., Alimentos Deshidratados del Bajío, S.A. de C.V., y Hersea, S.A. de C.V., en términos de la cláusula Décimo Primera de los Estatutos Sociales y de los artículos 172 y 166 de la Ley General de Sociedades Mercantiles, respecto de las operaciones del ejercicio que concluyó el 31 de diciembre de 2002.

SEGUNDO. En el desahogo de este segundo punto del Orden de Día, el Presidente sometió a la consideración de los señores accionistas el proyecto de aplicación de resultados del ejercicio comprendido del 1° de enero al 31 de diciembre de 2002, en los siguientes términos:

ESTADO DE RESULTADOS:

	(Pesos)
Utilidad antes de impuestos:	138'643,549.98
Impuesto Sobre la Renta:	-3'408,004.26
Utilidad Neta:	142'051,554.24
Reserva Legal:	7'102,577.71
Utilidad después de Reserva Legal:	**134'948.976.53**

Expuesto lo anterior y conformes con la presentación, los señores accionistas decidieron por unanimidad de votos tomar el siguiente:

Acuerdo No. 2: Se aprueba el proyecto de aplicación de resultados del ejercicio comprendido del 1° de enero al 31 de diciembre del año 2002, en los términos expuestos.

TERCERO. Como Tercer punto del Orden del Día, el Presidente manifestó a los señores accionistas que toda vez que las utilidades reflejadas en los Estados Financieros debidamente aprobados por la presente Asamblea, permiten el pago de un dividendo, a razón de $0.15 (CERO PESOS 15/100 M.N.), por cada una de las acciones de la Única serie en circulación, y que se delegue en el Consejo de Administración, la determinación de la fecha de pago del mismo, considerando las posibilidades del flujo de efectivo de la Sociedad.

Después de un amplio cambio de impresiones, los señores accionistas tomaron por unanimidad de votos el siguiente:

Acuerdo No. 3: Se aprueba el decreto de un dividendo que proviene de la Cuenta de Utilidad Fiscal Neta, a razón de $0.15 (CERO PESOS 15/100 M.N.), por cada una de las acciones de la Única serie en circulación y, se delega en el Consejo de Administración, la determinación de la fecha de pago del mismo, considerando las posibilidades del flujo de efectivo de la compañía de conformidad al porcentaje de acciones que posee cada accionista y contra entrega del cupón número dos, de los títulos de la Serie única, previa publicación del aviso correspondiente en uno de los periódicos de mayor circulación del domicilio social.

CUARTO. En el desahogo de este punto del Orden del Día, el Presidente, presentó a consideración de los presentes, la planilla de los miembros del Consejo de Administración que se pretende aprobar para el próximo ejercicio social.

Expuesto lo anterior, y después de un amplio intercambio de impresiones, los señores accionistas tomaron por unanimidad de votos los siguientes:

Acuerdo No. 4: Se resuelve aprobar la planilla que presentó el Presidente de la Asamblea, en los términos expuesto, para que el Consejo de Administración y el Órgano de Vigilancia de la sociedad, quede integrado de la siguiente manera:

CONSEJO DE ADMINISTRACIÓN:

Consejeros Propietarios:		Consejeros Suplentes:
Enrique Hernández-Pons Torres.	Presidente y Director General.	
Héctor Hernández-Pons Torres.	Vicepresidente Ejecutivo, Secretario y Director General.	
Olympia Torres de Hernández-Pons.		
Carlos Autrey Maza.		
Enrique Castillo Sánchez Mejorada.		
Juan G. Mijares Dávalos.		
Eduardo Ortíz Tirado Serrano		
Luis Nieto Martínez.		
M. Ernesto Ramos Ortíz.	Tesorero.	
José Roberto Danel Díaz.		
Pedro G. Gracia Medrano Murrieta.		
Alejandro Martínez Gallardo.		
Pablo Lezama Vélez.		
Fernando Quiroz Robles		Jorge Yánez Cervantes.
R. Andrew dePass		Paulo Caldiera.
Fernando Ramos Gonzáles de Castilla		Julio Serrano Castro Espinosa

Francisco Javier Soní Ocampo.	Comisario Propietario.
José Alfredo Hernández Linares,	Comisario Suplente.
José Manuel Rincón Gallardo	Comisario Propietario
Ángel Reyes Arias	Comisario Suplente.

Acuerdo No. 5: Con el agradecimiento de la asamblea por los servicios que prestaron en beneficio de la sociedad, se aprueba la gestión de los señores Jóao Alves de Queiróz Filho, Iñigo Dávila Fernández, Esteban Malpica Fomperosa, José G. Aguilera Medrano como Consejeros Propietarios y Raúl Peláez Cano como Consejero Suplente, al no haber sido reelectos, con las únicas salvedades de Ley, por lo que se le libera de cualquier responsabilidad futura que con motivo del desempeño de sus funciones hayan podido incurrir.

En consecuencia de lo anterior, devuélvasele a los señores Jóao Alves de Queiróz Filho, Iñigo Dávila Fernández, Esteban Malpica Fomperosa, José G. Aguilera Medrano y Raúl Peláez Cano la caución con la que garantizaron su manejo en los términos de la Ley General de Sociedades Mercantiles.

Se hace constar que por informes recibidos en tal sentido, y para el caso de ser aceptado su nombramiento, los señores, Eduardo Ortíz Tirado Serrano, José Roberto Danel Díaz, Fernando Quiroz Robles, Jorge Yánez Cervantes, R. Andrew dePass y Paulo Caldiera, aceptaron su nombramiento y depositaron en la Tesorería de la sociedad, las garantías correspondientes para caucionar el desempeño de su nuevo cargo, en términos de lo dispuesto por la Ley General de Sociedades Mercantiles y por los estatutos sociales.

En cuanto a los demás miembros del consejo que se encontraban presentes, aceptaron sus cargos y, por lo que se refiere a los ausentes, sus cargos se tuvieron por aceptados en virtud de informes recibidos en ese sentido para el caso de ser reelectos, así mismo continuarán en vigor las garantías otorgadas con anterioridad, por tratarse de una reelección.

Por otra parte, y en relación con los emolumentos a pagarse a los miembros del Consejo de Administración y Comisario, los señores accionistas, por unanimidad de votos resolvieron:

Acuerdo No. 6: Se resuelve se continúe pagando como importe neto, a cada uno de los miembros del Consejo de Administración y Comisario de la sociedad, una moneda de $50.00 ORO, por asistencia a cada junta de Consejo de Administración.

QUINTO. Pasando a tratar este punto del Orden del Día, el Presidente informó que en cumplimiento de las disposiciones de la Ley del Mercado de Valores, el Código de Mejores Prácticas Corporativas emitido por la Comisión Nacional Bancaria y de Valores en su Circular 11-29 Bis y con los Estatutos Sociales y tomando en consideración la planilla de los miembros del Consejo de Administración y el Órgano de Vigilancia antes aprobado en esta misma asamblea, presenta a revisión, la planilla de los miembros de los Comités de Auditoría, de Evaluación y Compensación y de Finanzas y Planeación del Consejo de Administración de la Sociedad y Comité Ejecutivo.

Expuesto y ampliamente discutido lo anterior, los señores accionistas aprobaron por unanimidad de votos el siguiente:

Acuerdo No. 7: Se aprueba la planilla de los miembros de los Comités de Auditoría, de Evaluación y Compensación, de Finanzas y Plantación y Ejecutivo del Consejo de Administración, propuestos por el señor Presidente, en los siguientes términos:

COMITÉ AUDITORIA:
José Roberto Danel Díaz Presidente.
Juan G. Mijares Dávalos.
Martín Ernesto Ramos Ortíz.
Fernando Ramos González de Castilla.

COMITÉ DE EVALUACIÓN Y COMPENSACIÓN:
Carlos Autrey Maza. Presidente.
Héctor Hernández-Pons Torres.
Enrique Hernández-Pons Torres.
Pedro G. Gracia Medrano Murrieta.
Fernando Quiroz Robles.

COMITÉ DE FINANZAS Y PLANEACIÓN:
Martín Ernesto Ramos Ortíz. Presidente
Enrique Castillo Sánchez Mejorada.
Héctor Hernández-Pons Torres.
R. Andrew dePass.

COMITÉ EJECUTIVO:
Enrique Hernández-Pons Torres. Presidente.
Héctor Hernández-Pons Torres.
Martín Ernesto Ramos Ortíz.
Alejandro Martínez Gallardo.
Pedro G. Gracia Medrano Murrieta.
Fernando Quiroz Robles.

SEXTO. En el desahogo del sexto punto del Orden del Día, el Presidente en cumplimiento al Artículo 14 Bis 3 de la Ley del Mercado de Valores, propuso a los accionistas, aprobar como monto máximo de recursos que la Sociedad podrá destinar para la compra de acciones propias para el ejercicio social que concluye el 31 de diciembre del 2003, la cantidad de $154'426,000.00 (CIENTO CINCUENTA Y CUATRO MILLONES CUATROCIENTOS VEINTISEIS MIL PESOS 00/100 M.N.) y siendo ésta una propuesta convincente, los señores accionistas decidieron por unanimidad de votos, tomar el siguiente acuerdo.

Acuerdo No. 8: Se resuelva aprobar la cantidad de $154'426,000.00 (CIENTO CINCUENTA Y CUATRO MILLONES CUATROCIENTOS VEINTISEIS MIL PESOS 00/100 M.N.), como monto máximo de recursos que la Sociedad podrá destinar para compra de acciones propias para el ejercicio social que concluye el 31 de diciembre del 2003, en términos del Artículo 14 Bis 3 de la Ley del Mercado de Valores.

SÉPTIMO. En el desahogo de este último punto del Orden del Día, los señores accionistas decidieron tomar por unanimidad de votos, el siguiente acuerdo:

Acuerdo No. 9: Se resuelve designar a los señores Héctor Hernández-Pons Torres y/o Maria del Carmen Struck Cano, y/o Edna Vargas Díaz, y/o Sofía Lorena Correa Méndez, para que en caso de ser necesario, conjunta o separadamente, acudan ante el notario público de su elección, para protocolizar el contenido de la presente acta, para que expidan las copias simples o certificadas que de la misma les fueran solicitadas y, para que en general, adopten cualesquiera medidas tendientes a que las resoluciones tomadas en esta asamblea, surtan plenos efectos en derecho.

No habiendo ningún otro asunto que tratar, el Presidente, después de un receso para la preparación y lectura de la presente acta, dio por terminada la Asamblea, firmándola para constancia junto con el Secretario y con los Comisarios.

ENRIQUE HERNÁNDEZ-PONS TORRES
Presidente

HÉCTOR HERNÁNDEZ-PONS TORRES
Secretario.

FRANCISCO JAVIER SONÍ OCAMPO
Comisario Propietario.

JOSÉ MANUEL RINCON GALLARDO.
Comisario Propietario.

HÉCTOR HERNÁNDEZ-PONS TORRES, en mi carácter de Secretario del Consejo de Administración de Grupo Herdez, S.A. de C.V., C E R T I F I C O que la presente copia fotostática, es fiel y exacta reproducción del original.

México, D.F. a 27 de marzo de 2003.

Doy fe:

Héctor Hernández-Pons Torres.

LISTA DE ASISTENCIA DE LA ASAMBLEA GENERAL ORDINARIA ANUAL DE ACCIONISTAS DE GRUPO HERDEZ, S.A. DE C.V., CELEBRADA EL DÍA 26 DE MARZO DE 2003, A LAS 17:00 HORAS, EN SU DOMICILIO SOCIAL.

✡✡

ACCIONISTAS: ACCIONES:

(01)______________________________ 2'312,000
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V.
R.F.C.: SIN 941202 5I4
Representada por: Ma. José García Flores y/o Marco Antonio Reyes y/o Jorge Gutiérrez Y/o Claudia Canchota y/o Ana Gabriela Ocejo.

(02-03)______________________________ 812,000
IXE CASA DE BOLSA, S.A. DE C.V., IXE GRUPO FINANCIERO.
R.F.C.: ICB-950503-QH4
Representada por: Ricardo Guillermo Amtmann Aguilar.

(04)______________________________ 320,830
CASA DE BOLSA BITAL, S.A. DE C.V., GRUPO FINANCIERO BITAL.
R.F.C.: CDB- 950125-I35
Representada por: ~~Mauro~~ R. Zepeda Mauleon y/o Raúl M. Ochoa Torres.

(05)______________________________ 1'740,654
ENRIQUE HERNÁNDEZ-PONS TORRES.
R.F.C.: HHTE-510626-QI1

(06)______________________________ 3'841,308
HÉCTOR HERNÁNDEZ-PONS TORRES,
R.F.C.: HHETH-550803-JE3,
OLYMPIA HERNÁNDEZ-PONS TORRES
R.F.C.: HETO-650831-RZ1,
Representada por: Héctor Hernández-Pons Torres.

(07)______________________________ 1'826,612
OLYMPIA TORRES DE HERNÁNDEZ-PONS.
R.F.C.: ~~TOOO-231227-TI1~~
Representada por: Ma. del Carmen Struck Cano.

(08)______________________________ 3'481,308
FLORA HERNÁNDEZ-PONS DE MERINO y
R.F.C.: HETF-460323-E93

(09)______________________________ 1'740,654
MARCELA HERNÁNDEZ-PONS TORRES
R.F.C.: HETM-481030-AE3.

(10)______________________________ 220'320,001
HECHOS CON AMOR, S.A. DE C.V.,
R.F.C.: HAM-820607-VC0
Representada. por: Ma. del Carmen Struck Cano.

(11)____ 17'165,289
GBM GRUPO BURSÁTIL MEXICANO, S.A. DE C.V., CASA DE BOLSA GRUPO FINANCIERO GBM
R.F.C.: GBM-880120-EJ8
Representada por: Alberto Rodríguez Govela Y/O Begoña Orgambide García

(12)____ 459,077
BANCO SANTANDER MEXICANO, S.A. INSTITUCIÓN DE BANCA MULTIPLE, GRUPO FINANCIERO SANTANDER SERFIN.
R.F.C.: CBS 971117CK3
Representada por: David Flores Vega y/o Juan Pablo Olaya Estrada.

(13)____ 20,000
INVERSORA BURSÁTIL, S.A. DE C.V. CASA DE BOLSA, GRUPO FINANCIERO INBURSA.
R.F.C.: IBC-920409-F55
Representada por: Alfonso Salazar Herrera

(14)____ 200,046
BANCO NACIONAL DE MÉXICO, S.A. INSTITUCIÓN DE BANCA MULTIPLE.
R.F.C.: BNM-840515-VB1
Representada por: Humberto Real Vázquez y/o Ismael Gutiérrez Medina y/o Juan Merlos Estrada y/o Ricardo Velásquez López y/o Alfonso Ramos Sandoval y/o Ana María Míreles Torres y/o Ana Paula Suárez Covian y/o Ángel Hernández Salazar y/o Francisco Kenneth de Gortari Ochoa y/o Cecilia del Castillo Soltero y/o Claudia Medina Ruiz y/o Eduardo Estrada López y/o Ernesto Rosales Carvajal y/o Stephaan Peeters Mollet y/o Luis Felipe Vallarino Medina y/o Manuel Zapata Ramírez y/o Omar Saavedra Sánchez y/o Omar Yadid Tabeada y/o Rafael Pablo Urquía y/o Tarik Ramírez Fuentes y/o Juan Manuel Márquez González y/o Esteba Polidura Frohmader y/o Lidia Padilla Sánchez y/o Alan Thomas Macias Dowling.

(15)____ 3'631,800
ACCIONES Y VALORES DE MÉXICO, S.A. DE C.V. CASA DE BOLSA.
R.F.C.: AVM-760909-UKO
Representada por: Ricardo Guillermo Amtmann Aguilar y/o Héctor Forte Mendoza.

(16)____ 134'101,666
ACCIONES Y VALORES DE MÉXICO, S.A. DE C.V.
R.F.C.: AVM-760909-UKO
Representada por: Alberto Manuel Sepúlveda y González Cosío y/o Javier Orvañanos Lascurain y/o Juan Pablo Rico Caso y/o Ileana Palestino Castro y/o Juan Manuel González Bernal y/o Bernardo Antonio Portillo Aldrett y/o Gustavo Robles Cuevas.

(17____ 12'899,609
BANCO NACIONAL DE MÉXICO, S.A. INSTITUCIÓN DE BANCA MULTIPLE.
R.F.C.: BNM-840515-VB1
Representada por: Alan Thomas Macias Dowling y/o Humberto Real Vázquez y/o Ismael Gutiérrez Medina y/o Juan Merlos Estrada y/o Ricardo Velázquez López y/o Alfonso Ramos Sandoval y/o Ana Maria Míreles Torres y/o Ana Paula Suárez Covian y/o Ángel Hernández Salazar y/o Francisco Kenneth de Gortari Ochoa y/o Cecilia Del Castillo Soltero y/o Claudia Medina Ruiz y/o Eduardo Estrada López y/o Ernesto Rosales Carvajal y/o Stephaan Peeters Mollet y/o Fernanda Palomar Nualart y/o Luis Felipe Vallarino Medina y/o Manuel Zapata Ramírez y/o Omar Saavedra Sánchez y/o Omar Wadid Tabeada y/o Rafael Pablo Urqia y/o Trik Ramírez Fuentes y/o Juan Manuel Márquez González.

(18)______________________________________ 1,000
BANCO NACIONAL DE MÉXICO, S.A. INSTITUCIÓN DE BANCA MULTIPLE.
R.F.C.: BNM-840515-VB1
Representada por: Pedro G. Gracia Medrano Murrieta.

(19)______________________________________ 132,700
CASA DE BOLSA BANORTE, S.A. DE C.V. GRUPO FINANCIERO BANORTE
R.F.C.:CBB 940426 P9A
Representada por: María Teresa Orvañanos Hernández.

TOTAL: 399'970,977

%: 94.84

Los suscritos designados Escrutadores para esta Asamblea, habiéndose realizado el escrutinio correspondiente y habiendo formulado la lista de asistencia de las personas presentes en este acto, C E R T I F I C A N : que se encuentra representado el 94.84 % de 421'714,763 acciones con derecho a voto del capital social de Grupo Herdez, S.A. de C.V., en la forma arriba indicada.

México, D. F. a 26 de marzo de 2003.

E S C R U T A D O R E S :

LIC. MA. DEL CARMEN STRUCK CANO	C.P. PABLO LEZAMA VELEZ

ENRIQUE HERNÁNDEZ-PONS TORRES.
Presidente.

HÉCTOR HERNÁNDEZ-PONS TORRES.
Secretario.

C.P. FRANCISCO JAVIER SONÍ OCAMPO.
Comisario.

C.P. JOSÉ MANUEL RINCÓN GALLARDO
Comisario.

HÉCTOR HERNÁNDEZ-PONS TORRES, en mi carácter de Secretario del Consejo de Administración de Grupo Herdez, S.A. de C.V., C E R T I F I C O que la presente copia fotostática, es fiel y exacta reproducción del original.

México, D.F. a 27 de marzo de 2003.

Doy fe:

Héctor Hernández-Pons Torres.